Exhibit 99.1

Bell
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CRAVE

ANNUAL GENERAL MEETING
MAY 5, 2022

BCE

ADVANCING HOW CANADIANS CONNECT WITH EACH OTHER AND THE WORLD NOTICE OF 2022 ANNUAL GENERAL SHAREHOLDER MEETING AND MANAGEMENT PROXY CIRCULAR ANNUAL GENERAL MEETING MAY 5, 2022

What’s inside

FIVE WAYS

TO VOTE

BY PROXY

VOTING BY PROXY IS

THE EASIEST WAY

TO VOTE

Please refer to the proxy form or voting instruction form provided to you or to section 2, entitled About voting your shares, for more information on the voting methods available to you. If you elect to vote on the Internet or by telephone, you do not need to return your proxy form or voting instruction form.

Letter from the Chair of the Board

and the President and Chief Executive Officer

Dear fellow shareholders,

As Canada’s leading builder of communications networks and in keeping with our Bell for Better commitment to adhere to the highest ESG standards, BCE is committing to virtual shareholder meetings going forward. In addition, virtual meetings will improve shareholder access by enabling more people to attend and participate in shareholder meetings. Accordingly, BCE’s 2022 Annual General Shareholder Meeting will be available via live video webcast only at https://web.lumiagm.com/418005512 at 9:30 a.m. (Eastern time) on Thursday, May 5, 2022. Please refer to section 2.1, entitled How to vote, under the headings Attending and Participating at the Meeting and How to Ask Questions, for further details.

As a shareholder, you have the right to vote your shares on all items that come before the meeting. Your vote is important and we facilitate voting by enabling you to vote by proxy at any time prior to the meeting. We encourage you to do so and have enabled voting on the Internet, by phone, by email, by fax or by mail. You can also vote by attending the virtual meeting online. Please refer to the instructions in section 2.1, entitled How to vote, for further details.

This circular provides details about all the items for consideration at the meeting, such as information about nominated directors and their compensation, the auditors, our corporate governance practices, reports from the standing committees of the Board, and shareholder proposals. The circular also contains detailed information about our philosophy, policies and programs for executive compensation and how the Board receives input from shareholders on these matters.

At the meeting, we will review our strategy, financial position, business operations and the value we deliver to shareholders. We also look forward to responding to your questions.

Thank you for your continued confidence in BCE. Throughout the COVID-19 pandemic, the Bell team has stepped up to better serve customers, support communities and generate new opportunities for team members, businesses, partners and shareholders.

Sincerely,

Gordon M. Nixon	Mirko Bibic
Chair of the Board	President and CEO
March 3, 2022

BCE INC. 2022 PROXY CIRCULAR  |  1

Summary

Below are highlights of some of the important information you will find in this management proxy circular. These highlights do not contain all the information that you should consider. You should therefore read the circular in its entirety before voting.

SHAREHOLDER VOTING MATTERS

	BOARD VOTE RECOMMENDATION	PAGE REFERENCE FOR MORE INFORMATION

Election of 13 Directors	FOR each nominee	8 and 9

Appointing Deloitte LLP as Auditors	FOR	8

Advisory Resolution on Executive Compensation	FOR	8 and 45

Shareholder Proposals described in Schedule A	AGAINST	9 and 85

OUR DIRECTOR NOMINEES				COMMITTEE MEMBERSHIPS				BOARD AND COMMITTEE ATTENDANCE 2021

									OTHER PUBLIC BOARDS
NAME AND REGION INDEPENDENT	AGE	DIRECTOR SINCE	POSITION							TOP FOUR COMPETENCIES

M. Bibic Ontario (1)	54	2020	President and CEO – BCE Inc. and Bell Canada					100%	–	• CEO/Senior Management • Government/Regulatory Affairs	• Media/Content • Telecommunications

D.F. Denison Ontario	69	2012	Corporate Director		C	✓		100%	2	• Accounting/Finance • CEO/Senior Management	• Governance • Human Resources/ Compensation

R.P. Dexter Nova Scotia	70	2014	Chair and CEO – Maritime Travel Inc.		✓		✓	100%	2	• Governance • Human Resources/ Compensation	• Retail/Customer • Risk Management

K. Lee Ontario	58	2015	Corporate Director	✓		✓		100%	1	• Accounting/Finance • CEO/Senior Management	• Governance • Risk Management

M.F. Leroux Québec	67	2016	Corporate Director	✓		C		100%	3	• Accounting/Finance • CEO/Senior Management	• Corporate Responsibility • Governance

S.A. Murray Ontario	66	2020	Corporate Director		✓		✓	94%	3	• CEO/Senior Management • Human Resources/ Compensation	• Investment Banking/ Mergers & Acquisitions • Risk Management

G.M. Nixon Ontario	65	2014	Corporate Director – Chair of the Board – BCE Inc. and Bell Canada					100%	2	• CEO/Senior Management • Governance	• Human Resources/ Compensation • Investment Banking/ Mergers & Acquisitions

L.P. Pagnutti Ontario	63	2020	Corporate Director	C			✓	100%	–	• Accounting/Finance • CEO/Senior Management	• Governance • Risk Management

C. Rovinescu Ontario (1)	66	2016	Corporate Director		✓		C	94%	1	• CEO/Senior Management • Human Resources/ Compensation	• Retail/Customer • Risk Management

K. Sheriff Ontario	64	2017	Corporate Director			✓	✓	100%	1	• CEO/Senior Management • Risk Management	• Technology • Telecommunications

R.C. Simmonds Ontario	68	2011	Chair – Lenbrook Corporation			✓	✓	95%	–	• Governance • Government/Regulatory Affairs	• Technology • Telecommunications

J. Tory Ontario	66	2021	Corporate Director	✓	✓			100%	1	• CEO/Senior Management • Corporate Responsibility	• Human Resources/ Compensation • Retail/Customer

C. Wright Ontario	48	2021	President – Wittington Investments, Limited	✓		✓		100%	–	• Corporate Responsibility • Government/ Regulatory Affairs	• Governance • Investment Banking/ Mergers & Acquisitions

(1) M. Bibic and C. Rovinescu each also maintain a residence in the province of Québec.

2  |  BCE INC. 2022 PROXY CIRCULAR

CORPORATE GOVERNANCE

BCE’s Board and management believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value. That is why we continually seek to strengthen our leadership in corporate governance and ethical business conduct by adopting best practices and providing full transparency and accountability to our shareholders. The Board is responsible for the supervision of the business and affairs of the Corporation.

BOARD INFORMATION AND

GOVERNANCE BEST PRACTICES

13	Size of Board

12	Independent Directors

99%	2021 Board and Committee Director Attendance Record for Director Nominees

✓	Board Committee Members Are All Independent

✓	Board Diversity Policy and Target for Gender Representation

✓	Annual Election of All Directors

✓	Directors Elected Individually

✓	Majority Voting Policy for Directors

✓	Separate Chair and CEO

✓	Board Interlocks Guidelines

✓	Directors’ Tenure Guidelines

✓	Board Renewal: 8 Non-Executive Director Nominees ≤6 Years Tenure

✓	Share Ownership Guidelines for Directors and Executives

✓	Code of Business Conduct and Ethics Program

✓	Annual Advisory Vote on Executive Compensation

✓	Formal Board Evaluation Process

✓	Board Risk Oversight Practices

✓	ESG Strategy Reviewed by Board

✓	Robust Succession Planning

       HIGHLIGHTS

•	Adopted a new target that going forward there be a minimum of 35% gender diverse directors. Details on page 24.

•	Gender diverse directors represent 38% of director nominees. Details on page 24.

•	Members of visible minorities represent 15% of director nominees. Details on page 24.

•	Conducted a comprehensive assessment of the effectiveness and performance of the Board and its committees. Details on page 26.

•	Broadened the scope of our ESG initiatives, emphasizing a direct link between ESG and our overall goals, strategic imperatives and corporate purpose. Details on pages 20, 30, 40 and 57.

•	Approved our strategic plan, taking into account the opportunities and risks of the business units for the upcoming year. Details on page 20.

EXECUTIVE COMPENSATION

BCE is focused on a pay-for-performance approach for all team members, including our executives. In order to attract, motivate and retain top talent, the Corporation offers a competitive total compensation package, with target positioning at the 60th percentile of the comparator group for strong performers.

•	BASE SALARY: rewards the scope and responsibilities of a position, with target positioning at the median of our comparator group

•	ANNUAL INCENTIVE: encourages strong performance against yearly corporate and individual objectives

•	LONG-TERM INCENTIVE: aligns with long-term interests of shareholders.

The mix of vehicles awarded under the long-term incentive plan favours the execution of multiple objectives. They are structured to maximize shareholder value, share price, and capital return while providing a valuable retention tool in maintaining a world-class executive team. As noted in the Compensation Discussion & Analysis, following a comprehensive review of the LTIP, the Compensation Committee and Board of Directors determined that the 2021 LTIP would be comprised of 50% RSUs and 50% PSUs. No additional changes have been made to the LTIP program for 2022, which remains consistent with 2021. No stock options were granted in 2021 or 2022.

2021 TARGET PAY AT RISK (1)

(1)

Based on 2021 actual base salary. Pay at risk is annual short-term incentive plan, RSU awards and PSU awards. At-risk components are based on target levels. Excludes pension and other compensation elements.

OVERVIEW OF EXECUTIVE COMPENSATION

BEST PRACTICES ADOPTED BY BCE

•	Stringent share ownership requirements.

•	Emphasis on pay at risk for executive compensation.

•	Double trigger change-in-control policy.

•	Anti-hedging policy on share ownership and incentive compensation.

•	Clawbacks for the President & CEO and all EVPs as well as all option holders.

•	Caps on BCE Supplemental Executive Retirement Plans (SERP) and annual bonus payouts, in addition to long-term incentive grants.

•	Vesting criteria fully aligned to shareholder interests. Details on page 53.

BCE INC. 2022 PROXY CIRCULAR  |  3

Notice of 2022 annual general shareholder meeting and meeting materials 1

1	Notice of 2022 annual general shareholder meeting and meeting materials

YOUR VOTE IS IMPORTANT

As a shareholder, it is very important that you read this material carefully and then vote your shares, either by proxy or online at the virtual meeting.

In this document, you, your and shareholder refer to the common shareholders of BCE. We, us, our, Corporation and BCE refer to BCE Inc., unless otherwise indicated. The information in this document is at March 3, 2022, unless otherwise indicated.

When	Thursday, May 5, 2022, 9:30 a.m. (Eastern time)

Virtual meeting	Virtual-only meeting via live video webcast online at https://web.lumiagm.com/418005512

What the meeting	1.	receiving the financial statements for the year ended December 31, 2021, including the auditors’ reports

is about	2.	electing 13 directors who will serve until the end of the next annual shareholder meeting

	3.	appointing the auditors who will serve until the end of the next annual shareholder meeting

	4.	considering an advisory (non-binding) resolution on executive compensation

	5.	considering the three shareholder proposals described in Schedule A of the circular that are properly introduced at the meeting

The meeting may also consider other business that properly comes before it.

You have the right to vote	You are entitled to receive notice of and vote at our meeting, or any adjournment, if you are a holder of common shares of the Corporation on March 14, 2022.

You have the right to vote your shares on items 2 to 5 listed above and any other items that may properly come before the meeting or any adjournment.

Meeting materials

As permitted by Canadian securities regulators, we are using notice-and-access to deliver this circular and our annual report (meeting materials) to both our registered and non-registered shareholders. This means that the meeting materials are being posted online for you to access, rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares, but, instead of receiving a paper copy of the meeting materials, you will receive a notice with information about how you can access the meeting materials electronically and how to request a paper copy. The meeting materials are available at www.meetingdocuments.com/TSXT/bce, on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

You may request a paper copy of the meeting materials at no cost up to one year from the date the meeting materials were filed on SEDAR. You may make such a request at any time prior to the meeting at www.meetingdocuments.com/TSXT/bce or by contacting our transfer agent, TSX Trust Company (TSXT), at 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries) and following the instructions. To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 4:45 p.m. (Eastern time) on April 14, 2022 (this factors the three business day period for processing requests as well as typical mailing times). After the meeting, requests may be made by calling 1-800-339-6353.

Approval of this circular	The Board has approved the content of this circular and authorized it to be sent to shareholders, to each director and to the auditors.

By order of the Board,

Martin Cossette Vice President, Legal and Corporate Secretary Montréal, Québec March 3, 2022

4  |  BCE INC. 2022 PROXY CIRCULAR

2 About voting your shares

2	About voting your shares

2.1	How to vote

The record date for determining shareholders entitled to vote is March 14, 2022. You have one vote for each common share you hold on that date. As at March 3, 2022, 910,096,114 common shares were outstanding.

REGISTERED SHAREHOLDERS

You are a registered shareholder when your name appears on your share certificate or your direct registration statement. Your proxy form tells you whether you are a registered shareholder.

OPTION 1 By proxy (proxy form) You may give your voting instructions in the following manner:
INTERNET Go to www.tsxtrust.com/vote-proxy and follow the instructions

TELEPHONE

Call 1-888-489-7352 (toll free in Canada and the United States) or 1-800-1960-1968 (other countries) from a touch-tone phone

If you vote by telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder

EMAIL OR FAX Complete your proxy form and return it by fax to 1-866-781-3111 (Canada and the United States) or 416-368-2502 (other countries), or scan and email to proxyvote@tmx.com

MAIL Complete your proxy form and return it in the prepaid envelope provided

Our transfer agent, TSXT, must receive your proxy form or you must have voted by Internet or telephone before noon (Eastern time) on May 3, 2022.

NON-REGISTERED SHAREHOLDERS

You are a non-registered shareholder when an intermediary (a bank, trust company, securities broker or other financial institution) holds your shares on your behalf. When you receive a voting instruction form, this tells you that you are a non-registered shareholder.

OPTION 1 By proxy (voting instruction form) You may give your voting instructions in the following manner:
INTERNET Go to www.ProxyVote.com and follow the instructions

TELEPHONE

Call 1-800-474-7493 (English) or 1-800-474-7501 (French)

If you vote by telephone, you cannot appoint anyone other than the directors named on your voting instruction form as your proxyholder

FAX Complete your voting instruction form and return it by fax to 905-507-7793 or 514-281-8911

MAIL Complete your voting instruction form and return it in the prepaid envelope provided

Your intermediary must receive your voting instructions with sufficient time for your vote to be processed before noon (Eastern time) on May 3, 2022. If you vote by Internet or telephone, you must do so prior to noon (Eastern time) on May 2, 2022.

Alternatively, you may be a non-registered shareholder who will receive from your intermediary a proxy form that has been pre-authorized by your intermediary indicating the number of shares to be voted, which is to be completed, dated, signed and returned to TSXT by mail or fax before noon (Eastern time) on May 3, 2022.

OPTION 2 At the virtual meeting

Registered shareholders may vote at the meeting by voting online during the meeting, as further described below under Attending and participating at the meeting.

Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest. This is because we and TSXT, our transfer agent, do not have a record of the non-registered shareholders of the company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder.

If you are a non-registered shareholder and wish to vote at the meeting, you MUST appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and you MUST follow all of the applicable instructions, including the deadline, provided by your intermediary. See Appointment of a third party as proxy and Attending and participating at the meeting below.

APPOINTMENT OF A THIRD PARTY AS PROXY

The following applies to shareholders who wish to appoint someone as their proxyholder other than the BCE proxyholders named in the form of proxy or voting instruction form. This includes non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the meeting.

Shareholders who wish to appoint someone other than the BCE proxyholders as their proxyholder to attend and participate at the meeting as their proxy and vote their shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder, AND register that proxyholder online or by phone, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a 13-digit Control Number that is required to vote at the meeting.

BCE INC. 2022 PROXY CIRCULAR  |  5

2 About voting your shares

STEP 1:

Submit your form of proxy or voting instruction form: To appoint someone other than the BCE proxyholders as proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you are a non-registered shareholder and wish to vote at the meeting, you MUST insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading Attending and participating at the meeting.

If you are a non-registered shareholder located in the United States and wish to vote at the meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under Attending and participating at the meeting, you MUST obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to TSXT. Requests for registration from non-registered shareholders located in the United States that wish to vote at the meeting or, if permitted, appoint a third party as their proxyholder must be sent by email or by courier to: proxyvote@tmx.com (if by email), or TSX Trust Company, Attention: Proxy Department, 1170 Birchmount Rd, Scarborough, ON M1P 5E3 (if by courier) and in both cases, must be labelled “Legal Proxy” and received no later than the voting deadline of noon (Eastern Time) on May 3, 2022.

STEP 2:

Register your proxyholder: To register a third party proxyholder, shareholders MUST complete the online form available at www.tsxtrust.com/control-number-request or call TSXT at 1-800-561-0934 (toll free in Canada and the United States) or 416-682-3861 (other countries) by noon on May 3, 2022, and provide TSXT with the required proxyholder contact information so that TSXT may provide the proxyholder with a 13-digit Control Number via email. Without a 13-digit Control Number, proxyholders will not be able to vote at the meeting but will be able to participate as a guest.

If you are unsure whether you are a registered or non-registered shareholder, please contact TSXT by email at bce@tmx.com or by telephone at 1-800-561-0934 (in Canada and the United States) or 416-682-3861 (other countries).

If you are an individual shareholder, you or your authorized attorney must sign the proxy or voting instruction form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the proxy or voting instruction form.

ATTENDING AND PARTICIPATING AT THE MEETING

BCE is holding the meeting in a virtual-only format, which will be conducted via live video webcast online. Shareholders will not be able to attend the meeting in person. Attending the meeting online enables registered shareholders and duly appointed proxyholders, including non-registered (beneficial) shareholders who have duly appointed themselves as proxyholder, to participate at the meeting and ask questions, all in real time. Registered shareholders and duly appointed proxyholders can vote online at the appropriate times during the meeting.

•	Log in online at https://web.lumiagm.com/418005512. The link will become accessible one hour before the meeting starts.

•

If you are a registered shareholder or duly appointed proxyholder, including a non-registered (beneficial) shareholder who has duly appointed yourself as proxyholder, select “I have a control number” and then enter your 13-digit Control Number and password BCE2022 (case sensitive).

Registered shareholders: Your 13-digit Control Number is the control number located on the form of proxy or in the email notification you received.

Duly appointed proxyholders: TSXT will provide the proxyholder with a 13-digit Control Number by email after the proxy voting deadline of noon (Eastern time) on May 3, 2022 has passed and the proxyholder has been duly appointed AND registered as described in Appointment of a third party as proxy above.

•	If you are a guest, including a non-registered (beneficial) shareholder who has not duly appointed yourself as proxyholder, select “I am a guest” and register online.

Guests can listen to the meeting, but are not able to vote or ask questions.

It is important that you are connected to the Internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow ample time to check into the meeting online and complete the related procedure. For additional information about attending the meeting online refer to the AGM user guide available on our website at BCE.ca/AGM2022.

HOW TO ASK QUESTIONS

Only registered shareholders and duly appointed proxyholders, including non-registered (beneficial) shareholders who have duly appointed themselves as proxyholder, can submit questions:

•

In advance of the meeting through our website at BCE.ca/AGM2022, under Ask a Question or by contacting the Corporate Secretary by email at corporate.secretariat@bell.ca, by phone at 514-786-8424, or at the address set out in section 12.4, entitled How to request more information. Questions submitted in advance must be received by 9:30 a.m. (Eastern time) on May 4, 2022 to be included in the meeting.

•

During the meeting, at https://web.lumiagm.com/418005512, with a BCE representative reading the question. Questions can be submitted at any time during the meeting until the chair of the meeting closes the question period. It is recommended that shareholders and duly appointed proxyholders attending the meeting online submit their questions as soon as possible during the meeting so that they can be addressed at the appropriate time.

Questions related to the matters of business will be addressed at the time such matter is being discussed. Other questions will be addressed during the question period after the business of the meeting has been completed. Questions on the same topic or otherwise related will be grouped, summarized and addressed at the same time. If you duly submit a question that is not answered during the meeting, we will communicate with you after the meeting if you have provided your contact information.

For more information, including the AGM user guide and the rules of procedure, consult BCE.ca/AGM2022.

6  |  BCE INC. 2022 PROXY CIRCULAR

 2 About voting your shares

2.2	How your shares will be voted

You can choose to vote “For”, “Withhold” or “Against”, depending on the item to be voted on.

When you sign the proxy form or voting instruction form, you authorize Gordon M. Nixon, Mirko Bibic, Robert P. Dexter or Monique F. Leroux, who are all directors, to vote your shares for you at the meeting according to your instructions. If you return your proxy form or voting instruction form and do not tell us how you want to vote your shares, your vote will be counted:

•	FOR electing the 13 nominated directors listed in the circular

•	FOR appointing Deloitte LLP as auditors

•	FOR approving the advisory resolution on executive compensation

•	AGAINST the three shareholder proposals.

You may appoint another person to attend the virtual meeting online and vote your shares for you. If you wish to do so, follow the instructions set out above in section 2.1, entitled How to vote. This person does not have to be a shareholder. Your proxyholder will vote your shares as your proxyholder sees fit on any amendments to the items to be voted on and on any other items that may properly come before the meeting or any adjournment.

The election of directors (subject to our majority voting guidelines – see section 3.2, entitled Electing directors), appointment of the auditors, approval of the advisory resolution on executive compensation and the vote on the shareholder proposals will each be determined by a majority of votes cast at the meeting by proxy or by attending the virtual meeting online.

2.3	Changing your vote

You can change a vote you made by proxy by:

•

voting again on the Internet or by telephone before noon (Eastern time) on May 3, 2022, if you are a registered shareholder, or noon (Eastern time) on May 2, 2022, if you are a non-registered shareholder;

•

if you are a registered shareholder, completing a proxy form that is dated later than the proxy form you are changing, and sending it by mail, email or fax as instructed on your proxy form so that it is received before noon (Eastern time) on May 3, 2022; or

•	if you are a non-registered shareholder, contacting your intermediary to find out what to do.

If you are a registered shareholder, you can also revoke a vote you made by proxy by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before noon (Eastern time) on May 3, 2022.

2.4	Other information

TSXT counts and tabulates the votes. It does this independently of us to make sure that the votes of individual shareholders are confidential. Proxy forms or voting instruction forms are referred to us only when it is clear that a shareholder wants to communicate with management, the validity of the form is in question or the law requires it.

To help you make an informed decision, please read this circular and our annual report for the year ended December 31, 2021, which you can access on our website at BCE.ca, at www.meetingdocuments.com/TSXT/bce, on SEDAR at sedar.com and on EDGAR at sec.gov. This circular tells you about the meeting, the nominated directors, the proposed auditors, the Board’s committees, our corporate governance practices, compensation of directors and executives, and the shareholder proposals.

The annual report gives you a review of our activities for the past year and includes a copy of our annual financial statements and the related Management’s Discussion and Analysis (MD&A). For our caution regarding forward-looking statements, see page 30 of our annual report.

Proxy materials are sent to our registered shareholders through our transfer agent, TSXT. We do not send proxy-related materials directly to non-registered shareholders and instead use the services of Broadridge Investor Communication Solutions, Canada, who acts on behalf of intermediaries to send proxy materials.

2.5	Questions

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact our proxy solicitation agent, TMX Investor Solutions Inc.:

North American toll free phone: 1-866-822-1244

International phone (outside of North America): 201-806-7301

Email: info_TMXIS@TMX.com

Your proxy is solicited by management. In addition to solicitation by mail, our employees or agents may solicit proxies by telephone or other ways at a nominal cost. We have retained TMX Investor Solutions Inc. to solicit proxies for us in Canada and the United States at an estimated cost of $40,000. We pay the costs of these solicitations.

BCE INC. 2022 PROXY CIRCULAR  |  7

3 What the meeting will cover

3	What the meeting will cover

3.1	Receiving our financial statements

BCE’s annual audited financial statements are included in our 2021 annual report.

3.2	Electing directors

Please see section 4, entitled About the nominated directors, for more information. Directors appointed at the meeting will serve until the end of the next annual shareholder meeting, or until their resignation, if earlier.

All of the individuals nominated for election as directors are currently members of the Board, and each was elected at our 2021 annual shareholder meeting, held on April 29, 2021, by at least a majority of the votes cast. The Board recommends that you vote FOR the election of the 13 individuals nominated.

MAJORITY VOTING

Our policy with respect to the election of directors is that if any director nominee at an uncontested election is not elected by at least a majority (50%+1 vote) of the votes cast with respect to such director nominee’s election, then such director nominee must immediately tender such director nominee’s resignation to the Board. The resignation will take effect only upon acceptance by the Board.

Within 90 days after the date of the meeting, the Board must determine either to accept the resignation or not, and we will issue a press release announcing the Board’s determination, including, in cases where the Board has determined not to accept the resignation, the reasons therefor.

The Board shall accept the resignation, absent exceptional circumstances. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or any Board committee at which the resignation is considered.

YOU WILL BE ELECTING THE 13 MEMBERS OF YOUR BOARD

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the election of all nominees listed in this circular.

3.3	Appointing the auditors

The Board, on the advice of the Audit Committee, recommends that Deloitte LLP be reappointed as auditors. The audit firm appointed at the meeting will serve until the end of the next annual shareholder meeting.

The Audit Committee performs an annual assessment of the quality of the services rendered, their communication and the performance by Deloitte LLP as auditors of the Corporation, and a more comprehensive review every five years. This assessment is based, among other things, on the audit plan submitted, the risk areas identified, the nature of the audit findings and the reports presented to the Audit Committee.

Given the satisfactory results of the annual assessment regarding the 2021 audit and the comprehensive review performed in 2021 covering the five-year period ended December 31, 2020, the Board, on the advice of the Audit Committee, recommends that you vote FOR the appointment of Deloitte LLP as auditors of the Corporation.

YOU WILL BE APPOINTING YOUR AUDITORS

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the appointment of Deloitte LLP as auditors.

EXTERNAL AUDITORS’ FEES

The table below shows the fees that BCE’s external auditors, Deloitte LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	2021 (IN $ MILLIONS)	2020 (IN $ MILLIONS)

Audit fees (1)	8.6	9.1

Audit-related fees (2)	2.9	3.3

Tax fees (3)	0.4	0.4

All other fees (4)	0.1	0.4

Total (5)	12.0	13.2

(1)

These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents, and translation services.

(2)	These fees relate to non-statutory audits and due diligence procedures, and other regulatory audits and filings.

(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits.

(4)	These fees include any other fees for permitted services not included in any of the above-stated categories.

(5)

The amounts of $12.0 million in 2021 and $13.2 million in 2020 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $9.6 million in 2021 and $9.9 million in 2020.

3.4	Considering an advisory resolution on executive compensation

Our executive compensation philosophy, policies and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our shareholders. This compensation approach allows us to attract and retain high-performing executives who will be strongly incentivized to create value for our shareholders on a sustainable basis. As a shareholder, you are asked to consider the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular provided in advance of the 2022 Annual General Shareholder Meeting.

The Board recommends that you vote FOR this resolution.

YOU WILL VOTE ON AN ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

8  |  BCE INC. 2022 PROXY CIRCULAR

4 About the nominated directors

Because your vote is advisory, it will not be binding upon the Board. However, the Compensation Committee will review and analyze the results of the vote and take into consideration such results when reviewing our executive compensation philosophy, policies and programs. Please see section 6.3, entitled Shareholder engagement, for more details on how you can ask questions and provide comments to the Board and the Compensation Committee on executive compensation.

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting FOR the adoption of the advisory resolution on executive compensation.

3.5	Considering the shareholder proposals

You will be voting on three shareholder proposals that have been submitted for consideration at the meeting. These proposals are set out in Schedule A. The Board recommends that you vote AGAINST each proposal.

YOU WILL BE VOTING ON THREE SHAREHOLDER PROPOSALS

If you do not specify how you want your shares voted, the directors named as proxyholders in the proxy form or voting instruction form intend to cast the votes represented by proxy at the meeting AGAINST the three shareholder proposals in accordance with the Board’s recommendations set out in Schedule A.

3.6	Other business

At the meeting, we will also:

•	provide an update on our business operations, and

•	invite questions and comments from shareholders.

If you are not a shareholder, you may view the meeting webcast as a guest.

As of the date of this circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, your proxyholder can vote your shares on these items as your proxyholder sees fit.

4	About the nominated directors

The following pages include a profile of each nominated director, with an explanation of each nominated director’s experience, qualifications, top four areas of expertise, attendance at the Board and its committees, ownership, value of equity securities of BCE and extent of fulfillment of the enhanced 5-year BCE share ownership guideline (based on December 31, 2021 ownership), previous voting results, as well as participation on the boards of other public companies. A tabular summary of our directors’ top skills can be found in section 6.1, entitled Board of Directors, under the heading Competency requirements and other information. Current committee memberships and current committee chairpersons can be found under the heading Committees of the board of directors in section 6.1. For more information on the compensation paid to non-management directors, please refer to section 5, entitled Director compensation. An enhanced share ownership guideline was adopted by the Board effective January 1, 2022. For more information on our enhanced 5-year share ownership guideline, please refer to section 5.3, entitled Share ownership guideline.

The following table discloses the total holdings of BCE common shares and deferred share units (DSUs) of the nominated directors as at December 31, 2020 and 2021. The total value of common shares and DSUs held by non-executive director nominees is determined by multiplying the number of common shares and DSUs of BCE held by each director nominee by the closing price of BCE’s common shares on the Toronto Stock Exchange as at December 31, 2020 and 2021, being $54.43 and $65.81, respectively.

TOTAL SHAREHOLDINGS

OF NOMINATED DIRECTORS

	DECEMBER 31, 2021	DECEMBER 31, 2020

BCE Common Shares	200,829	193,862

BCE Deferred Share Units	431,522	384,815

Total Shares/DSUs	632,351	578,677

Value ($)	41,615,054	31,515,998

YOUR DIRECTORS OWN A SIGNIFICANT

SHAREHOLDING INTEREST IN BCE, ALIGNING

THEIR INTERESTS WITH YOURS

BOARD INFORMATION AND

GOVERNANCE BEST PRACTICES

13	Size of Board

12	Independent Directors

99%	2021 Board and Committee Director Attendance Record for Director Nominees

✓	Board Committee Members Are All Independent

✓	Board Diversity Policy and Target for Gender Representation

✓	Annual Election of All Directors

✓	Directors Elected Individually

✓	Majority Voting Policy for Directors

✓	Separate Chair and CEO

✓	Board Interlocks Guidelines

✓	Directors’ Tenure Guidelines

✓	Board Renewal: 8 Non-Executive Director Nominees ≤6 Years Tenure

✓	Share Ownership Guidelines for Directors and Executives

✓	Code of Business Conduct and Ethics Program

✓	Annual Advisory Vote on Executive Compensation

✓	Formal Board Evaluation Process

✓	Board Risk Oversight Practices

✓	ESG Strategy Reviewed by Board

✓	Robust Succession Planning

BCE INC. 2022 PROXY CIRCULAR  |  9

4 About the nominated directors

Mirko Bibic Toronto (Ontario) Canada (1)

President and CEO

BCE Inc. and Bell Canada

Since January 2020

Age: 54

Status: Not Independent

Joined Board: January 2020

Top 4 Areas of Expertise:

•  CEO/Senior Management

•  Government/Regulatory Affairs

•  Media/Content

•  Telecommunications

2021 Annual Meeting Votes in Favour: 98.95%

President and Chief Executive Officer of BCE Inc. and Bell Canada since January 2020, Mr. Bibic leads the Bell group of companies with a strategy to deliver the best networks, champion customer experience, drive service and content innovation, operate with agility and efficiency, and support the Bell team and our communities toward a sustainable future. Mr. Bibic was previously Bell’s Chief Operating Officer since October 2018, responsible for all operations of Bell Mobility, Bell Business Markets, and Bell Residential and Small Business. He has also served as Executive Vice President, Corporate Development and as Chief Legal and Regulatory Officer. Mr. Bibic joined Bell in 2004 as Senior Vice President, Regulatory and was named Canadian General Counsel of the Year in 2017. He holds a Bachelor of Commerce degree from McGill University and a Law degree from the University of Toronto.

BOARD & COMMITTEE ATTENDANCE DURING 2021

	REGULAR	SPECIAL	TOTAL

Board	6/6	3/3	9/9

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

N/A

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2021	DECEMBER 31, 2020

BCE Common Shares	18,376	5,618

BCE DSUs	113,683	104,557

Total Shares/DSUs (#)	132,059	110,175

Total Value ($)	8,690,837	6,015,434

SHARE OWNERSHIP GUIDELINES

Please see the heading Share ownership requirements on page 60 under section 9.6, entitled 2021 Compensation elements, for more details on Mr. Bibic’s specific share ownership requirements.

(1)	Also maintains a residence in the province of Québec.

David F. Denison, FCPA, FCA Toronto (Ontario) Canada

Corporate Director

Since June 2012

Age: 69

Status: Independent

Joined Board: October 2012

Top 4 Areas of Expertise:

•  Accounting/Finance

•  CEO/Senior Management

•  Governance

•  Human Resources/Compensation

2021 Annual Meeting Votes in Favour: 98.25%

Mr. Denison is a corporate director with extensive experience in the financial services industry. He served as President and CEO of the Canada Pension Plan Investment Board (an investment management organization) from 2005 to 2012. Prior to that, Mr. Denison was President of Fidelity Investments Canada Limited (a financial services provider). He has also held a number of senior positions in the investment banking, asset management and consulting sectors in Canada, the United States and Europe. Mr. Denison serves as an Advisor to the Government of Singapore Investment Corporation, Whitehorse Liquidity Partners and Sagard Holdings, and co-chairs the University of Toronto Investment Committee. Mr. Denison earned bachelor’s degrees in Mathematics and Education from the University of Toronto, is a Chartered Professional Accountant and a Fellow of CPA Ontario. He was named an Officer of the Order of Canada in 2014 and received an honourary Doctor of Laws degree from York University in 2016.

BOARD & COMMITTEE ATTENDANCE DURING 2021

	REGULAR	SPECIAL	TOTAL

Board	6/6	3/3	9/9

Governance Committee	5/5	2/2	7/7

Compensation Committee	5/5	–	5/5

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Royal Bank of Canada	2012–present

Element Fleet Management Corp. (Chair)	2019–present

PAST BOARDS (LAST FIVE YEARS)

Hydro One Limited	2015–2018

Allison Transmission Holdings, Inc.	2013–2017

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2021	DECEMBER 31, 2020

BCE Common Shares	1,309	1,241

BCE DSUs	47,025	39,336

Total Shares/DSUs (#)	48,334	40,577

Total Value ($)	3,180,861	2,208,606

SHARE OWNERSHIP GUIDELINE: MET OR TARGET DATE TO MEET

Five-Year Target ($1,290,000): Met (2.5×)

10  |  BCE INC. 2022 PROXY CIRCULAR

4 About the nominated directors

Robert P. Dexter Halifax (Nova Scotia) Canada

Chair and CEO

Maritime Travel Inc.

Since July 1979

Age: 70

Status: Independent

Joined Board: November 2014

Top 4 Areas of Expertise:

•  Governance

•  Human Resources/Compensation

•  Retail/Customer

•  Risk Management

2021 Annual Meeting Votes in Favour: 95.94%

Mr. Dexter is Chair and CEO of Maritime Travel Inc. (an integrated travel company) since 1979. He holds both a bachelor’s degree in Commerce and a bachelor’s degree in Law from Dalhousie University and was appointed Queen’s Counsel in 1995. Mr. Dexter has over 20 years of experience in the communications sector, having served as a director of Maritime Tel & Tel Limited from 1997 to 1999 prior to joining the Aliant and later, the Bell Aliant boards until October 2014. Mr. Dexter is also a counsel to the law firm Stewart McKelvey and Chair of Sobeys Inc. and Empire Company Limited from 2004 to 2016.

BOARD & COMMITTEE ATTENDANCE DURING 2021

	REGULAR	SPECIAL	TOTAL

Board	6/6	3/3	9/9

Compensation Committee	5/5	–	5/5

Risk and Pension Fund Committee	4/4	–	4/4

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Wajax Corporation (Chair)	1988–present

High Liner Foods Inc.	1992–present

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2021	DECEMBER 31, 2020

BCE Common Shares	7,526	7,526

BCE DSUs	55,335	47,770

Total Shares/DSUs (#)	62,861	55,296

Total Value ($)	4,136,882	3,009,761

SHARE OWNERSHIP GUIDELINE: MET OR TARGET DATE TO MEET

Five-Year Target ($1,290,000): Met (3.2×)

Katherine Lee (1) Toronto (Ontario) Canada

Corporate Director

Since March 2018

Age: 58

Status: Independent

Joined Board: August 2015

Top 4 Areas of Expertise:

•  Accounting/Finance

•  CEO/Senior Management

•  Governance

•  Risk Management

2021 Annual Meeting Votes in Favour: 99.49%

Ms. Lee is a corporate director and, from 2010 to February 2015, served as President and CEO of GE Capital Canada (a leading global provider of financial and fleet management solutions to mid-market companies operating in a broad range of economic sectors). Prior to this role, Ms. Lee served as CEO of GE Capital Real Estate in Canada from 2002 to 2010, building it to a full debt and equity operating company. Ms. Lee joined GE in 1994, where she held a number of positions, including Director, Mergers & Acquisitions, for GE Capital’s Pension Fund Advisory Services based in San Francisco, and Managing Director of GE Capital Real Estate Korea based in Seoul and Tokyo. Ms. Lee earned a Bachelor of Commerce degree from the University of Toronto. She is a Chartered Professional Accountant and Chartered Accountant. She is active in the community, championing women’s networks and Asia-Pacific forums. Ms. Lee is a director of Public Sector Pension Investments.

BOARD & COMMITTEE ATTENDANCE DURING 2021

	REGULAR	SPECIAL	TOTAL

Board	6/6	3/3	9/9

Audit Committee	5/5	–	5/5

Governance Committee	5/5	2/2	7/7

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Colliers International Group Inc.	2015–present

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2021	DECEMBER 31, 2020

BCE Common Shares	6,000	6,000

BCE DSUs	22,407	18,917

Total Shares/DSUs (#)	28,407	24,917

Total Value ($)	1,869,465	1,356,232

SHARE OWNERSHIP GUIDELINE: MET OR TARGET DATE TO MEET

Five-Year Target ($1,290,000): Met (1.4×)

(1)	Audit Committee financial expert.

BCE INC. 2022 PROXY CIRCULAR  |  11

4 About the nominated directors

Monique F. Leroux, C.M., O.Q., FCPA, FCA (1) Montréal (Québec) Canada

Corporate Director

Since April 2016

Age: 67

Status: Independent

Joined Board: April 2016

Top 4 Areas of Expertise:

•  Accounting/Finance

•  CEO/Senior Management

•  Corporate Responsibility

•  Governance

2021 Annual Meeting Votes in Favour: 96.39%

Companion of the Canadian Business Hall of Fame and the Investment Industry Hall of Fame, Monique Leroux is a corporate director. She serves as an independent director of Michelin Group, S&P Global Inc. and Alimentation Couche-Tard Inc., and she is a senior advisor (non executive) of Fiera Capital. As such, she brings to these boards her diverse experience, among others as Partner at Ernst and Young (EY) and Chair of the Board and Chief Executive Officer of Desjardins Group from 2008 to 2016. In May 2020, she was appointed Chair of the Industry Strategy council by the Minister of Innovation, Science and Industry Canada. From 2016 to 2020, she was Chair of the Board of Investissement Québec. She is also vice-chair of the Montreal Symphony Orchestra (OSM). Ms. Leroux is a Member of the Order of Canada, an Officer of the Ordre national du Québec, a Chevalier of the Légion d’honneur (France) and a recipient of the Woodrow Wilson Award (United States). She has been awarded Fellowship by the Ordre des comptables professionnels agréés du Québec and the Institute of Corporate Directors and holds honourary doctorates from eight Canadian universities in recognition of her contribution to the business sector and to the community.

BOARD & COMMITTEE ATTENDANCE DURING 2021

	REGULAR	SPECIAL	TOTAL

Board	6/6	3/3	9/9

Audit Committee	5/5	–	5/5

Governance Committee	5/5	2/2	7/7

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Alimentation Couche-Tard Inc.	2015–present

Michelin Group	2015–present

S&P Global Inc.	2016–present

PAST BOARDS (LAST FIVE YEARS)

Crédit Industriel et Commercial	2013–2017

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2021	DECEMBER 31, 2020

BCE Common Shares	2,000	2,000

BCE DSUs	23,929	17,958

Total Shares/DSUs (#)	25,929	19,958

Total Value ($)	1,706,387	1,086,314

SHARE OWNERSHIP GUIDELINE: MET OR TARGET DATE TO MEET

Five-Year Target ($1,290,000): Met (1.3×)

(1)	Audit Committee financial expert.

Sheila A. Murray Toronto (Ontario) Canada

Corporate Director

Since March 2019

Age: 66

Status: Independent

Joined Board: May 2020

Top 4 Areas of Expertise:

•  CEO/Senior Management

•  Human Resources/Compensation

•  Investment Banking/Mergers & Acquisitions

•  Risk Management

2021 Annual Meeting Votes in Favour: 95.94%

Ms. Murray is a corporate director and, from 2016 to 2019, served as President of CI Financial Corp. (an investment fund company). Previously, she had been Executive Vice President, General Counsel and Secretary following a 25-year career at Blake, Cassels & Graydon LLP (a law firm), where she practiced securities law with an emphasis on mergers and acquisitions, corporate finance and corporate reorganizations. Ms. Murray played a key role in directing the operations and setting corporate strategy for CI Financial Corp. and its operating companies, including CI Investments Inc. and Assante Wealth Management. Her role included leading CI’s mentoring program, which fosters the advancement of high-potential female employees. Ms. Murray is past Chair of the Dean’s Council at Queen’s University Law School. She has taught securities regulation at Queen’s University. She has also taught corporate finance at the University of Toronto’s Global Professional LLM in Business Law Program. Ms. Murray is the Chair of the Board of Teck Resources Limited, a director of CI Financial Corp. and a trustee of Granite REIT, and has been a director of a number of other private and public companies. Ms. Murray received her Bachelor of Commerce, and Law degrees from Queen’s University.

BOARD & COMMITTEE ATTENDANCE DURING 2021

	REGULAR	SPECIAL	TOTAL

Board	6/6	3/3	9/9

Compensation Committee	5/5	–	5/5

Risk and Pension Fund Committee	3/4	–	3/4

Total Board & Committee Attendance			94%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

CI Financial Corp. (1)	2018–Present

Teck Resources Limited (Chair)	2018–Present

Granite REIT (Trustee)	2019–Present

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2021	DECEMBER 31, 2020

BCE Common Shares	1,000	1,000

BCE DSUs	6,471	1,628

Total Shares/DSUs (#)	7,471	2,628

Total Value ($)	491,667	143,042

SHARE OWNERSHIP GUIDELINE: MET OR TARGET DATE TO MEET

Five-Year Target ($1,290,000): May, 2025 (0.4×)

(1)	Will not stand for re-election in June 2022.

12  |  BCE INC. 2022 PROXY CIRCULAR

4 About the nominated directors

Gordon M. Nixon Toronto (Ontario) Canada

Corporate Director

Since September 2014

Age: 65

Status: Independent

Joined Board: November 2014

Top 4 Areas of Expertise:

•  CEO/Senior Management

•  Governance

•  Human Resources/Compensation

•  Investment Banking/Mergers & Acquisitions

2021 Annual Meeting Votes in Favour: 99.41%

Mr. Nixon is Chair of the Board of BCE Inc. and Bell Canada since April 2016. He was President and CEO of the Royal Bank of Canada (a chartered bank) from August 2001 to August 2014. Mr. Nixon first joined RBC Dominion Securities Inc. (an investment banking firm) in 1979, where he held a number of operating positions, serving as Chief Executive Officer from December 1999 to April 2001. Mr. Nixon is a past Chair of MaRS, a Toronto-based network of partners that helps entrepreneurs launch and grow innovative companies and is a Trustee of the Art Gallery of Ontario. He is a Director and Chair of the Corporate Governance Committee at Blackrock, Inc. and is Lead Director of George Weston Limited. Mr. Nixon earned a Bachelor of Commerce degree with Honours from Queen’s University and was awarded honourary Doctorate of Law degrees from Queen’s University and Dalhousie University. He is a Member of the Order of Canada, the Order of Ontario and was inducted into the Canadian Business Hall of Fame.

BOARD & COMMITTEE ATTENDANCE DURING 2021

	REGULAR	SPECIAL	TOTAL

Board (Chair)	6/6	3/3	9/9

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

George Weston Limited	2014–present

BlackRock, Inc.	2015–present

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2021	DECEMBER 31, 2020

BCE Common Shares	20,000	20,000

BCE DSUs	56,742	44,417

Total Shares/DSUs (#)	76,742	64,417

Total Value ($)	5,050,391	3,506,217

SHARE OWNERSHIP GUIDELINE: MET OR TARGET DATE TO MEET

Five-Year Target ($2,625,000): Met (1.9×)

Louis P. Pagnutti, FCPA, FCA (1) Toronto (Ontario) Canada

Corporate Director

Since September 2020

Age: 63

Status: Independent

Joined Board: November 2020

Top 4 Areas of Expertise:

•  Accounting/Finance

•  CEO/Senior Management

•  Governance

•  Risk Management

2021 Annual Meeting Votes in Favour: 98.40%

Mr. Pagnutti is a corporate director and was Global Managing Partner Business Enablement of EY (a professional services firm) and a member of EY’s Global Executive Board until his retirement in September 2020. As Global Managing Partner, he was responsible for EY’s business functions across the globe. He oversaw EY’s strategy and its execution for all functions, including technology, finance, risk management, legal, shared services, and procurement. Mr. Pagnutti joined EY Assurance in 1981, before moving to EY Tax in 1986. From 2004 until 2010, he was Chair and CEO of EY Canada and a member of the EY Americas Executive Board. He was EY Asia-Pacific Area Managing Partner from 2010 to 2013. Mr. Pagnutti holds an Honors Bachelor of Commerce degree from Laurentian University. He earned his Chartered Accountant designation in 1983 and was honoured with a Fellow Chartered Accountant designation in 2006. He has served on the Sunnybrook Hospital Foundation and Pathways to Education boards. Mr. Pagnutti initiated EY Canada’s role as National Volunteer Partner of Pathways to Education, a program dedicated to helping high school students from low-income and under-represented groups complete high school and pursue post-secondary education.

BOARD & COMMITTEE ATTENDANCE DURING 2021

	REGULAR	SPECIAL	TOTAL

Board	6/6	3/3	9/9

Audit Committee	5/5	–	5/5

Risk and Pension Fund Committee	4/4	–	4/4

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

N/A

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2021	DECEMBER 31, 2020

BCE Common Shares	1,050	1,050

BCE DSUs	4,932	–

Total Shares/DSUs (#)	5,982	1,050

Total Value ($)	393,675	57,152

SHARE OWNERSHIP GUIDELINE: MET OR TARGET DATE TO MEET

Five-Year Target ($1,290,000): November, 2025 (0.3×)

(1)	Audit Committee financial expert.

BCE INC. 2022 PROXY CIRCULAR  |  13

4 About the nominated directors

Calin Rovinescu, C.M. Toronto (Ontario) Canada (1)

Corporate Director

Since February 2021

Age: 66

Status: Independent

Joined Board: April 2016

Top 4 Areas of Expertise:

•  CEO/Senior Management

•  Human Resources/Compensation

•  Retail/Customer

•  Risk Management

2021 Annual Meeting Votes in Favour: 99.45%

Calin Rovinescu is a corporate director, venture capital investor and senior advisor to several corporations. He served as President and Chief Executive Officer of Air Canada from April 2009 until his retirement on February 15, 2021. Mr. Rovinescu was Executive Vice President, Corporate Development & Strategy of Air Canada from 2000 to 2004 and also held the position of Chief Restructuring Officer during the airline’s 2003–2004 restructuring. From 2004 to 2009, Mr. Rovinescu was a Co-founder and Principal of Genuity Capital Markets, an independent investment bank. Prior to 2000, he was the Managing Partner of the law firm Stikeman Elliott in Montréal. Mr. Rovinescu was Chair of the Star Alliance Chief Executive Board from 2012 to 2016 and Chair of the International Air Transport Association in 2014 to 2015. He is a member of the Board of Directors of the Bank of Nova Scotia and a Senior Advisor to Brookfield Asset Management Inc. and Teneo. Mr. Rovinescu holds Bachelor of Laws degrees from Université de Montréal and the University of Ottawa and has been awarded six honourary doctorates from universities in Canada, Europe and the United States. Mr. Rovinescu was named the 14th Chancellor of the University of Ottawa in November 2015. In 2016, Mr. Rovinescu was recognized as Canada’s Outstanding CEO of the Year by the Financial Post Magazine. In 2019, he was recognized as Strategist of the Year and as Canada’s Outstanding CEO of the Year for the second time by The Globe and Mail’s Report on Business magazine. Mr. Rovinescu is a member of the Order of Canada and was inducted into the Canadian Business Hall of Fame in 2021.

BOARD & COMMITTEE ATTENDANCE DURING 2021

	REGULAR	SPECIAL	TOTAL

Board	6/6	2/3	8/9

Compensation Committee	5/5	–	5/5

Risk and Pension Fund Committee	4/4	–	4/4

Total Board & Committee Attendance			94%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

The Bank of Nova Scotia	2020–present

PAST BOARDS (LAST FIVE YEARS)

Air Canada	2009–2021

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2021	DECEMBER 31, 2020

BCE Common Shares	24,891	23,552

BCE DSUs	23,929	17,958

Total Shares/DSUs (#)	48,820	41,510

Total Value ($)	3,212,844	2,259,389

SHARE OWNERSHIP GUIDELINE: MET OR TARGET DATE TO MEET

Five-Year Target ($1,290,000): Met (1.6×)

(1)	Also maintains a residence in the province of Québec.

Karen Sheriff Toronto (Ontario) Canada

Corporate Director

Since October 2016

Age: 64

Status: Independent

Joined Board: April 2017

Top 4 Areas of Expertise:

•  CEO/Senior Management

•  Risk Management

•  Technology

•  Telecommunications

2021 Annual Meeting Votes in Favour: 99.45%

Ms. Sheriff was President and CEO of Q9 Networks Inc. (a data centre services provider), from January 2015 to October 2016. Prior to her role at Q9, she was President and CEO of Bell Aliant (a telecommunications company) from 2008 to 2014, following more than nine years in senior leadership positions at BCE. Ms. Sheriff is also a past director of the Canada Pension Plan Investment Board (an investment management organization). Early on in her career, Ms. Sheriff spent over 10 years at United Airlines, in the areas of marketing and strategy. Ms. Sheriff holds a master’s degree in Business Administration, with concentrations in Marketing and Finance, from the University of Chicago. She was named one of Canada’s top 25 Women of Influence for both 2013 and 2014 by Women of Influence Inc. In 2012, she was named Woman of the Year by Canadian Women in Communications and Technology, and has been recognized as one of Atlantic Canada’s Top 50 CEOs by Atlantic Business Magazine and one of Canada’s Top 100 Most Powerful Women on multiple occasions.

BOARD & COMMITTEE ATTENDANCE DURING 2021

	REGULAR	SPECIAL	TOTAL

Board	6/6	3/3	9/9

Governance Committee (1)	–	–	–

Risk and Pension Fund Committee	4/4	–	4/4

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Emera Inc.	2021–Present

PAST BOARDS (LAST FIVE YEARS)

WestJet Airlines Ltd.	2016–2019

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2021	DECEMBER 31, 2020

BCE Common Shares	6,075	6,075

BCE DSUs	18,829	13,298

Total Shares/DSUs (#)	24,904	19,373

Total Value ($)	1,638,932	1,054,472

SHARE OWNERSHIP GUIDELINE: MET OR TARGET DATE TO MEET

Five-Year Target ($1,290,000): Met (1.3×)

(1)	Appointed a member of the Governance Committee on November 4, 2021.

14  |  BCE INC. 2022 PROXY CIRCULAR

4 About the nominated directors

Robert C. Simmonds Toronto (Ontario) Canada

Chair

Lenbrook Corporation

Since April 2002

Age: 68

Status: Independent

Joined Board: May 2011

Top 4 Areas of Expertise:

•  Governance

•  Government/Regulatory Affairs

•  Technology

•  Telecommunications

2021 Annual Meeting Votes in Favour: 99.23%

Mr. Simmonds has been Chair of Lenbrook Corporation (a national distributor of electronics components and radio products) since 2002, having been a founder and director of the company since 1977. He is a seasoned Canadian telecommunications executive who has served in public company roles from 1994 to 2006. From 1985 until 2000, he served as Chair of Clearnet Communications Inc., a Canadian wireless competitor that launched two all-new digital mobile networks. Internationally regarded as a leading wireless communications engineer and mobile spectrum authority, Mr. Simmonds has played a key role in the development of Canada’s mobile spectrum policies for more than 30 years. He is Chair of the Mobile and Personal Communications Committee of the Radio Advisory Board of Canada, a body that provides unbiased and technically expert advice to the federal Department of Innovation, Science and Economic Development, and is a past Chair of the Canadian Wireless Telecommunications Association (CWTA). A laureate and member of Canada’s Telecommunications Hall of Fame and recipient of the Engineering Medal for Entrepreneurship from Professional Engineers Ontario, Mr. Simmonds earned his B.A.Sc. in Electrical Engineering at the University of Toronto. In October 2013, Mr. Simmonds became a Fellow of the Wireless World Research Forum (an organization dedicated to long-term research in the wireless industry) in recognition of his contribution to the industry. In 2019, Mr. Simmonds was inducted into the Engineering Alumni Hall of Distinction of the University of Toronto.

BOARD & COMMITTEE ATTENDANCE DURING 2021

	REGULAR	SPECIAL	TOTAL

Board	6/6	2/3	8/9

Governance Committee	5/5	2/2	7/7

Risk and Pension Fund Committee	4/4	–	4/4

Total Board & Committee Attendance			95%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

N/A

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2021	DECEMBER 31, 2020

BCE Common Shares	108,800	108,800

BCE DSUs	53,466	46,005

Total Shares/DSUs (#)	162,266	154,805

Total Value ($)	10,678,725	8,426,036

SHARE OWNERSHIP GUIDELINE: MET OR TARGET DATE TO MEET

Five-Year Target ($1,290,000): Met (8.3×)

Jennifer Tory Toronto (Ontario) Canada

Corporate Director

Since December 2019

Age: 66

Status: Independent

Joined Board: April 2021

Top 4 Areas of Expertise:

•  CEO/Senior Management

•  Corporate Responsibility

•  Human Resources/Compensation

•  Retail/Customer

2021 Annual Meeting Votes in Favour: 99.45%

Ms. Tory is a corporate director who was, until her retirement in December 2019, the Chief Administrative Officer of RBC (a chartered bank), where she held responsibility for Brand, Marketing, Citizenship & Communications, Procurement and Real Estate functions globally. Prior to this role, she was Group Head, Personal & Commercial Banking, leading RBC’s retail and commercial customer businesses and operations in Canada and the Caribbean from 2014–2017. Throughout her 42-year career, Ms. Tory held a number of key senior operating positions across retail distribution and operations, including overseeing digital & cost transformation of the business. An acknowledged community leader and fundraiser, she currently sits on the Sunnybrook Hospital Foundation Board and recently completed her term on the board of the Toronto International Film Festival, the past five years as Chair. A champion of diversity, Ms. Tory is the recipient of numerous awards recognizing her work related to the advancement of women and advocacy for BIPOC and LGBTQ+ communities.

BOARD & COMMITTEE ATTENDANCE DURING 2021(1)

	REGULAR	SPECIAL	TOTAL

Board	4/4	0/0	4/4

Audit Committee	2/2	–	2/2

Compensation Committee	2/2	–	2/2

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

Allied Properties REIT	2020–Present

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2021	DECEMBER 31, 2020

BCE Common Shares	2,343	N/A

BCE DSUs	2,387	N/A

Total Shares/DSUs (#)	4,730	N/A

Total Value ($)	311,281	N/A

SHARE OWNERSHIP GUIDELINE: MET OR TARGET DATE TO MEET

Five-Year Target ($1,290,000): April, 2026 (0.2×)

(1)	Joined the Board on April 29, 2021.

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4 About the nominated directors

Cornell Wright Toronto (Ontario) Canada

President

Wittington Investments, Limited

Since January 2022

Age: 48

Status: Independent

Joined Board: April 2021

Top 4 Areas of Expertise:

•  Corporate Responsibility

•  Governance

•  Government/Regulatory Affairs

•  Investment Banking/Mergers & Acquisitions

2021 Annual Meeting Votes in Favour: 99.45%

Mr. Wright is President of Wittington Investments, Limited (the principal holding company of the Weston group of companies, which includes George Weston, Loblaw and Choice Properties). Mr. Wright joined Wittington in 2021 following a 20-year career at Torys LLP (a law firm), where he was a leading corporate lawyer. He served as Chair of the firm’s Corporate Department and former co-head of the firm’s M&A Practice. As a lawyer, his practice has focused on M&A transactions, both public and private, and other critical situations. He played a lead role acting for some of Canada’s largest public and private companies in their most significant strategic matters. Mr. Wright has a broad range of experience in complex transactional, securities, family-controlled business, private equity, regulatory, governance, activism and compliance matters. He has counselled boards of directors and board committees on corporate governance matters, crisis management and shareholder engagement issues. He is a Fellow of The American College of Governance Counsel. Mr. Wright is Chair of the Board of Directors of the National Ballet of Canada, a Trustee of University Health Network and Executive in Residence at the Rotman School of Management. He holds a Bachelor of Arts degree from McGill University and JD and MBA degrees from the University of Toronto.

BOARD & COMMITTEE ATTENDANCE DURING 2021(1)

	REGULAR	SPECIAL	TOTAL

Board	4/4	0/0	4/4

Audit Committee	2/2	–	2/2

Governance Committee	2/2	0/0	2/2

Total Board & Committee Attendance			100%

OTHER PUBLIC BOARD DIRECTORSHIPS

PRESENT BOARDS

N/A

PAST BOARDS (LAST FIVE YEARS)

N/A

OWNERSHIP AND TOTAL VALUE OF EQUITY

	DECEMBER 31, 2021	DECEMBER 31, 2020

BCE Common Shares	1,459	N/A

BCE DSUs	2,387	N/A

Total Shares/DSUs (#)	3,846	N/A

Total Value ($)	253,105	N/A

SHARE OWNERSHIP GUIDELINE: MET OR TARGET DATE TO MEET

Five-Year Target ($1,290,000): April, 2026 (0.2x)

(1)	Joined the Board on April 29, 2021.

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5 Director compensation

5	Director compensation

This section provides information pertaining to the compensation, share ownership and share ownership guideline of our non-management directors.

Our compensation program for non-management directors has the following objectives:

•	to ensure that the Corporation attracts and retains highly qualified, committed and talented members of the Board with an extensive and relevant breadth of experience; and

•	to align the interests of directors with those of our shareholders.

The Board sets the compensation of non-management directors based on recommendations from the Governance Committee.

The Governance Committee annually reviews the compensation of non-management directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the responsibilities, workload and time commitment of the Board and committee members, considering the evolving breadth and risk profile of the organization and to remain competitive with director compensation trends in Canada. Any director who is also an employee of the Corporation or any of its subsidiaries does not receive any compensation as a director. Each compensation review is accompanied by a review of the share ownership guideline, as the Governance Committee considers the guidelines to be an integral part of the compensation analysis.

OUR AIM IS TO ENSURE THAT OUR BOARD MEMBERSHIP IS OF THE HIGHEST QUALITY AND HAS A SUFFICIENT RANGE

OF SKILLS, EXPERTISE AND EXPERIENCE

5.1	Comparator group

The comparator group used to benchmark the 2021 and 2022 compensation of non-management directors and the share ownership guideline is the same as the comparator group used to benchmark the compensation of executives. See page 51 for details regarding the composition of the comparator group.

5.2	Compensation levels

Non-management directors receive an all-inclusive annual flat fee (in lieu of retainers and Board or committee meeting attendance fees), in line with market best practices.

The following table shows the compensation levels for non-management directors in 2021:

COMPENSATION ($) (1)	LEVEL

225,000	Directors

235,000	Chair of the Governance Committee and Chair of the Risk and Pension Fund Committee

260,000	Chair of the Audit Committee and Chair of the Compensation Committee

460,000	Chair of the Board

(1)

Non-management directors do not receive additional retainers or attendance fees in respect of their service as directors and as members of any of the Board’s standing committees. Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.

The directors’ annual flat fee also compensates non-management directors for their services as directors of subsidiaries whose common shares or units are not publicly traded, including Bell Canada. The directors of the Corporation who sit on boards of directors of subsidiaries whose common shares or units are publicly traded may receive compensation from such publicly traded subsidiaries. At this time, no director of the Corporation sits on any such board.

Following its annual review of non-executive director compensation and considering all relevant factors, including the evolution of director compensation within the comparator group and the Canadian market, the Board, on the recommendation of the Governance Committee, approved the following changes to director compensation, effective January 1, 2022:

•	an increase of $33,000 to the base fee for all directors, from $225,000 to $258,000;

•

an increase of $10,000 to the additional fee for Chairs of the Governance Committee and the Risk and Pension Fund Committee, resulting in their total compensation increasing by $43,000, from $235,000 to $278,000;

•

maintaining at its current level the additional fee for the Chairs of the Audit Committee and the Compensation Committee, resulting in their total compensation increasing by $33,000, from $260,000 to $293,000; and

•	an increase of $65,000 to the base fee for the Chair of the Board, from $460,000 to $525,000.

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5 Director compensation

5.3	Share ownership guideline

Following its annual review of non-executive director compensation, the Board, on the recommendation of the Governance Committee, approved the replacement, effective January 1, 2022, of the five-year and ten-year share ownership guidelines for non-management directors with an enhanced five-year share ownership guideline of five times the base annual flat fee (increased from three times the base annual flat fee). There is no longer a ten-year share ownership guideline. Until this minimum share ownership guideline is attained (in BCE common shares and/or in DSUs), 100% of the compensation is paid mandatorily in the form of DSUs.

Once a director attains this share ownership guideline, at least 50% of the compensation will be paid mandatorily in DSUs, with the remaining portion to be paid in cash or DSUs, at the discretion of the director. Each non-executive director is required to continue to maintain the minimum share ownership guideline for a period of one year after the director leaves the Board.

This change, together with the changes to director compensation effective January 1, 2022, result in five-year share ownership guidelines for directors of $1,290,000 and for the Chair of the Board of $2,625,000.

5.4	Directors’ share unit plan

Under the share unit plan for non-employee directors (Directors’ Share Unit Plan), each non-management director receives at least 50% of such director’s annual fees in DSUs (100% until the minimum share ownership guideline is attained) and may elect to receive the remaining annual fees in the form of DSUs. One DSU is equal in value to one BCE common share.

DIRECTORS ARE REQUIRED TO BE PAID 50% OF THEIR

COMPENSATION IN THE FORM OF DSUs DURING THEIR

TENURE, AND 100% UNTIL THEY ATTAIN THEIR SHARE

OWNERSHIP GUIDELINE

Each director has an account where DSUs are credited (at the end of each quarter), and all DSUs must be held until the director leaves the Board. The number of DSUs credited to each director’s account is calculated by dividing the amount of the quarterly fee payment by the common share price on the day the credit is made. DSUs vest at the time of grant.

Holders of DSUs are credited additional units that are equal to the dividends declared on the Corporation’s common shares. Additional DSUs are credited to each non-management director’s account on each dividend payment date. The number of DSUs is calculated using the same rate as the dividends paid on the common shares.

When a director leaves the Board, the Corporation buys the same number of BCE common shares on the open market as the number of DSUs the director holds in the Directors’ Share Unit Plan, after deducting appropriate taxes. These shares are then delivered to the former director. All administration costs as well as any brokerage fees associated with the purchase and registration of common shares are paid by BCE.

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5 Director compensation

5.5	Compensation table

The following table provides details of the compensation earned by the non-management directors of the Corporation who served as directors during the year ended on December 31, 2021. In 2021, as a whole, directors received 95% of their compensation in DSUs.

				ALLOCATION OF TOTAL COMPENSATION

NAME	FEES EARNED ($)	ALL OTHER COMPENSATION ($)	TOTAL COMPENSATION	CASH ($)	IN DSUs ($)

B.K. Allen (1)	74,176	–	74,176	–	74,176

R.E. Brown (1)	74,176	–	74,176	–	74,176

D.F. Denison	260,000	–	260,000	–	260,000

R.P. Dexter	225,000	–	225,000	–	225,000

I. Greenberg	225,000	–	225,000	–	225,000

K. Lee	225,000	–	225,000	112,500	112,500

M.F. Leroux	235,000	–	235,000	–	235,000

S.A. Murray	225,000	–	225,000	–	225,000

G.M. Nixon	460,000	–	460,000	–	460,000

L.P. Pagnutti	260,000	–	260,000	–	260,000

T.E. Richards (1)	74,176	–	74,176	37,088	37,088

C. Rovinescu	235,000	–	235,000	–	235,000

K. Sheriff	225,000	–	225,000	–	225,000

R.C. Simmonds	225,000	–	225,000	–	225,000

J. Tory (2)	151,442	–	151,442	–	151,442

P.R. Weiss (1)	74,176	–	74,176	37,088	37,088

C. Wright (2)	151,442	–	151,442	–	151,442

(1)	B.K. Allen, R.E. Brown, T.E. Richards and P.R. Weiss retired from the Board on April 29, 2021, and earned a pro-rated portion of the annual flat fee.

(2)	J. Tory and C. Wright joined the Board on April 29, 2021, and earned a pro-rated portion of the annual flat fee.

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6 Corporate governance practices

6	Corporate governance practices

This section provides information pertaining to our Board, the committees of our Board, our environmental, social and governance (ESG) and corporate responsibility practices, our shareholder engagement and our ethical values and policies.

BCE’S BOARD AND MANAGEMENT BELIEVE THAT STRONG CORPORATE GOVERNANCE PRACTICES CONTRIBUTE

TO SUPERIOR RESULTS IN CREATING AND MAINTAINING SHAREHOLDER VALUE, WHICH IS WHY WE CONTINUALLY SEEK

TO STRENGTHEN OUR LEADERSHIP IN CORPORATE GOVERNANCE AND ETHICAL BUSINESS CONDUCT BY ADOPTING

BEST PRACTICES AND PROVIDING FULL TRANSPARENCY AND ACCOUNTABILITY TO OUR SHAREHOLDERS

BCE’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange (NYSE). Our practices described in this section comply with the Canadian Securities Administrators’ (CSA) corporate governance guidelines as well as the CSA’s rules relating to audit committees and certification of financial information. Since the Corporation has securities registered in the United States, we are subject to, and comply with, the applicable provisions of the Sarbanes-Oxley Act and related rules and regulations of the U.S. Securities and Exchange

Commission. In addition, since the Corporation’s common shares are listed on the NYSE, we follow certain NYSE corporate governance rules applicable to foreign private issuers such as BCE. We comply with such mandatory NYSE governance rules and voluntarily comply in all material respects with all other NYSE governance rules, except as summarized under Corporate governance practices in the governance section of our website at BCE.ca, under the heading Difference between BCE practices and NYSE.

6.1	Board of Directors

The Board has overall responsibility for supervising the management of BCE’s business and affairs. In exercising this responsibility, the Board must act in accordance with a number of rules and standards, including:

•	the Canada Business Corporations Act

•	the Bell Canada Act

•	other laws that apply to telecommunications and broadcasting companies

•	laws of general application

•	BCE’s articles and by-laws

•	BCE’s administrative resolution and the written charters of the Board and each of its committees

•	BCE’s Code of Business Conduct, Complaint Procedures for Accounting and Auditing Matters and other internal policies.

AT EACH MEETING, THE INDEPENDENT DIRECTORS

MET WITHOUT MANAGEMENT

In 2021, the Board held six regular meetings and three special meetings. It is a policy of the Board that at each meeting, independent directors meet separately without non-independent directors and management personnel present. Each session of the independent directors was chaired by the Chair of the Board of Directors.

ROLE OF THE BOARD OF DIRECTORS

The Board is responsible for supervising the management of the business and affairs of the Corporation. In furtherance of its purpose, the Board assumes the duties and responsibilities described in its written charter, which is reviewed annually by the Governance Committee and has been approved by the Board. The Board’s charter is incorporated by reference into this circular and is available on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov. In addition, shareholders may promptly obtain a free copy of the Board’s charter by contacting the Corporate Secretary’s Office at the coordinates set out in section 12.4, entitled How to request more information.

The Board fulfils its duties and responsibilities directly and through four standing committees. Highlighted below is a discussion of some key aspects of the role of the Board, notably with respect to strategic planning, succession planning and risk oversight.

STRATEGIC PLANNING

Each May, our executive leadership team reviews a current mid-term strategic view for each business unit, enabling a company-wide perspective on key opportunities and risks and providing the foundation for our long-term capital planning. A review of the key drivers of value for the Corporation over the mid- and long-term is also conducted. This mid- and long-term strategic planning, as well as re-confirmation of our strategic imperatives, is reviewed in August by the Board. Each November and December, the Board reviews and approves our strategic plan, which takes into account, among other things, the opportunities and risks of the business units for the upcoming year. In December, the Board reviews and approves the corporate financial objectives and operating plan of each business unit, including significant capital and operating allocations. As well, the Board frequently discusses aspects of the strategy and frequently reviews and assesses the implementation of our strategic imperatives.

REVIEWING KEY ASPECTS OF CORPORATE INITIATIVES

AS WELL AS MID- AND LONG-TERM STRATEGIC PLANNING

IS ONE OF THE BOARD’S KEY ROLES

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6 Corporate governance practices

SUCCESSION PLANNING

A critical responsibility of the Board and of the Compensation Committee is to ensure that a comprehensive succession plan is in place for the Corporation’s most senior executive leaders. To achieve this, the Compensation Committee meets annually with the President and CEO to review and update the succession plan for all executive officers, including the President and CEO position.

The plan identifies:

•	potential successors for each executive and highlights any personal development experiences required for each candidate to be fully prepared to take on the position

•	if appropriate, any candidates who could assume critical leadership roles in the short term should unexpected events leave such roles vacant earlier than expected.

EFFECTIVE SUCCESSION PLANNING HAS LONG BEEN

A FOCUS OF THE BOARD

The executive succession plan is fully integrated with the Corporation’s overall succession planning process, which covers all key management positions and ensures a strong pipeline of talent is developed at all levels in the organization. As such, the plan presented to the Compensation

Committee is the culmination of an extensive process performed within each business unit and function and integrated at the cross-company level. This includes the identification of key talent, the roles they may be able to assume in the future, and their development plan to prepare for these roles. This may include development moves to other positions, internal or external courses, and close on-the-job mentoring. If no strong internal succession candidates are identified, an external search may be launched. Twice a year, all members of the senior management team are reviewed by the President and CEO and their direct reports in order to provide an integrated and balanced view of talent, to review our progress against our diversity, equity and inclusion plans across the Corporation and to ensure development plans are on track.

THE COMPENSATION COMMITTEE REVIEWS THE

SUCCESSION PLANNING PROCESS AND RESULTS

FOR EXECUTIVE MANAGEMENT ANNUALLY

In addition to the regular annual review, key executive talent and succession plans are discussed by the Compensation Committee and at the Board level throughout the year, including, for example, as part of the performance reviews used to determine executive compensation.

RISK OVERSIGHT

BCE’s full Board is entrusted with the responsibility for identifying and overseeing the principal risks to which our business is exposed and seeking to ensure there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition, liquidity, financial results or reputation. While the Board has overall responsibility for risk, the responsibility for certain elements of the risk oversight program is delegated to Board committees in order to ensure that they are treated with appropriate expertise, attention and diligence, with reporting to the Board on a regular basis.

Risk information is reviewed by the Board or the relevant committee throughout the year, and business leaders present regular updates on the execution of business strategies, risks and mitigation.

•

The Risk and Pension Fund Committee has oversight responsibility for the organization’s risk governance framework, which exists to identify, assess, mitigate and report key risks to which BCE is exposed. As part of its Charter, the Committee is tasked with oversight of risks relating to business continuity plans, work stoppage and disaster recovery plans, regulatory and public policy, information management and privacy, information and physical security, fraud, vendor and supply chain management, the environment, the pension fund, and other risks as required. The Risk and Pension Fund Committee receives reports on security matters, including information security and on environmental matters, at each of its meetings.

•	The Audit Committee is responsible for overseeing financial reporting and disclosure, as well as the organization’s internal control systems and compliance with legal requirements.

•	The Compensation Committee oversees risks relating to compensation, succession planning and workplace policies and practices.

•

The Governance Committee assists the Board in developing and implementing BCE’s corporate governance guidelines and determining the composition of the Board and its committees. The Governance Committee is also responsible for oversight of our corporate purpose and ESG matters, including climate-related risks and the organization’s policies concerning business conduct, ethics and public disclosure of material information.

BCE INC. 2022 PROXY CIRCULAR  |  21

6 Corporate governance practices

There is a strong culture of risk management at BCE that is actively promoted by the Board, the Risk and Pension Fund Committee and the President and CEO, at all levels within the organization. It is a part of how the Corporation operates on a day-to-day basis and is woven into its structure and operating principles, guiding the implementation of the organization’s Strategic Imperatives.

The President and CEO, selected by the Board, has set his strategic focus through the establishment of six Strategic Imperatives and focuses risk management around the factors that could impact the achievement of those Strategic Imperatives. While the constant state of change in the economic environment and the industry creates challenges that need to be managed, clarity around strategic objectives, performance expectations, risk management and integrity in execution ensures discipline and balance in all aspects of our business.

WE HAVE A ROBUST PROCESS IN PLACE TO ENABLE

THE BOARD AND THE RISK AND PENSION FUND

COMMITTEE TO IDENTIFY AND MONITOR THE SIGNIFICANT

RISKS TO WHICH OUR BUSINESS IS EXPOSED

For a detailed explanation of our risk governance framework, see section 1.5, entitled Corporate governance and risk management, under the heading Risk Governance Framework, in BCE’s MD&A dated March 3, 2022, included in BCE’s 2021 annual report, available on SEDAR at sedar.com, on EDGAR at sec.gov and on BCE’s website at BCE.ca. For a detailed explanation of the material risks applicable to BCE and its subsidiaries, see section 8, entitled Regulatory environment, and section 9, entitled Business risks, in BCE’s MD&A dated March 3, 2022.

COMMITTEES OF THE BOARD OF DIRECTORS

There are four standing committees of the Board: the Audit Committee, the Compensation Committee, the Governance Committee and the Risk and Pension Fund Committee.

IT IS BCE’S POLICY THAT EACH OF THE AUDIT COMMITTEE,

THE COMPENSATION COMMITTEE AND THE GOVERNANCE

COMMITTEE MUST BE COMPRISED SOLELY OF

INDEPENDENT DIRECTORS

The Board has concluded that all of the directors who serve as members of the Audit Committee, the Compensation Committee and the Governance Committee, and all directors who served as members during 2021, are independent under our director independence standards, which are consistent with the director independence requirements of the CSA’s corporate governance rules and guidelines. In addition, all members of the Audit Committee meet, and all members of the Audit Committee during 2021 met, the more stringent audit committee independence requirements under National Instrument 52-110 – Audit Committees and the NYSE governance rules. During 2021, none of the members of the Audit Committee directly or indirectly accepted any consulting, advisory or other compensatory fee from BCE, other than ordinary director fees.

The charter of each Board committee is reviewed annually by the committee and the Governance Committee and can be found in the governance section of our website at BCE.ca. The Audit Committee charter is also attached as Schedule 2 to BCE’s annual information form (AIF) for the year ended December 31, 2021 (which you can access on our website at BCE.ca, SEDAR at sedar.com and EDGAR at sec.gov). The position descriptions of the committee Chairs are detailed in the corresponding committee charter.

At each regularly scheduled Board meeting, the committees of the Board, through the committee Chair, provide a report to the Board on their activities.

The composition of the four standing committees of the Board is as follows:

COMMITTEE	MEMBERS	INDEPENDENT

Audit	L.P. Pagnutti (Chair)	✓

	K. Lee	✓

	M.F. Leroux	✓

	J. Tory	✓

	C. Wright	✓

Compensation	D.F. Denison (Chair)	✓

	R.P. Dexter	✓

	S.A. Murray	✓

	C. Rovinescu	✓

	J. Tory	✓

Governance	M.F. Leroux (Chair)	✓

	D.F. Denison	✓

	K. Lee	✓

	K. Sheriff	✓

	R.C. Simmonds	✓

	C. Wright	✓

Risk and Pension Fund	C. Rovinescu (Chair)	✓

	R.P. Dexter	✓

	S.A. Murray	✓

	L.P. Pagnutti	✓

	K. Sheriff	✓

	R.C. Simmonds	✓

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6 Corporate governance practices

AUDIT COMMITTEE	COMPENSATION COMMITTEE	GOVERNANCE COMMITTEE	RISK AND PENSION

The purpose of the Audit Committee is to assist the Board in its oversight of:

•  the integrity of BCE’s financial statements and related information

•  BCE’s compliance with applicable legal and regulatory requirements

•  the independence, qualifications and appointment of the external auditors

•  the performance of both the external and internal auditors

•  management’s responsibility for assessing and reporting on the effectiveness of internal controls

•  the Corporation’s risks as they relate to financial reporting.

Please refer to section 7.1, entitled Audit Committee report, for a complete description of the committee.

The purpose of the Compensation Committee is to assist the Board in its oversight of:

•  compensation, nomination, evaluation and succession of officers and other management personnel

•  BCE’s workplace policies and practices (including health and safety policies, policies ensuring a respectful workplace free from harassment and policies ensuring a diverse and inclusive workplace).

Please refer to section 7.4, entitled Compensation Committee report, for a complete description of the committee and of fees paid to external compensation advisors in 2021.

The purpose of the Governance Committee is to assist the Board to:

•  develop and implement BCE’s corporate governance policies and guidelines

•  identify individuals qualified to become members of the Board

•  determine the composition of the Board and its committees

•  determine the directors’ compensation for Board and committee service

•  develop and oversee a process to assess the Board, committees of the Board, the Chair of the Board, Chairs of committees, and individual directors

•  review, and recommend for Board approval, BCE’s policies concerning business conduct, ethics, public disclosure of material information and other matters

•  review the Corporation’s ESG strategy and disclosure.

Please refer to section 7.2, entitled Governance Committee report, for a complete description of the committee.

FUND COMMITTEE

The purpose of the Risk and Pension Fund Committee is to assist the Board in its oversight of:

•  BCE’s enterprise risk governance framework and the policies, procedures and controls management uses to evaluate and manage key risks to which the Corporation is exposed

•  BCE’s exposure to key risks, except for risks that remain the primary responsibility of another committee of the Board

•  the administration, funding and investment of BCE’s pension plans and funds

•  the unitized pooled funds sponsored by BCE for the collective investment of the funds and the participant subsidiaries’ pension funds.

Please refer to section 7.3, entitled Risk and Pension Fund Committee report, for a complete description of the committee.

CHAIR OF THE BOARD OF DIRECTORS

BCE’s by-laws provide that directors may determine whether the Chair should be an officer of BCE or should act solely in a non-executive capacity. Should they decide that the Chair be an officer acting in an executive capacity, the Board must designate one of its members as the “lead director,” who is responsible for ensuring that the Board can function independently of management.

Gordon M. Nixon has served as independent Chair of the Board since April 2016. G.M. Nixon is not an executive officer of BCE and is independent pursuant to our director independence standards, which are consistent with the CSA’s corporate governance rules and guidelines and the NYSE governance rules.

BCE’S BOARD CHAIR IS INDEPENDENT

The detailed mandate of the Board Chair is included in the Board’s charter, which can be found in the governance section of our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

PRESIDENT AND CEO

The President and CEO, subject to the Board’s approval, develops BCE’s strategic and operational orientation. In so doing, the President and CEO provides leadership and vision for the effective overall management, profitability and growth of BCE, and for increasing shareholder value and ensuring compliance with policies adopted by the Board.

The President and CEO is directly accountable to the Board for all of BCE’s activities. The Board has approved a written position description for the President and CEO, which is available in the governance section of our website at BCE.ca.

BCE’S PRESIDENT AND CEO HAS PRIMARY RESPONSIBILITY FOR THE MANAGEMENT OF THE BUSINESS AND AFFAIRS OF BCE

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COMPOSITION AND DIVERSITY OF THE BOARD OF DIRECTORS

BCE seeks to have the Board comprised of individuals with a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. Directors are chosen among the most qualified candidates for their ability to contribute to the broad range of issues with which the Board routinely deals.

In accordance with the Board’s composition and diversity policy, the Governance Committee and the Board also consider the level of gender representation on the Board and strive to include, within the candidates considered, individuals with a diverse background, including gender, age, experience, members of visible minorities, Indigenous peoples and persons with disabilities. The Governance Committee, as part of each Board candidate search process and in the list of potential Board candidates maintained by the Governance Committee, will include gender diverse candidates, as well as members of visible minorities, Indigenous peoples and/or persons with disabilities within the pool of candidates considered.

AS PART OF OUR BOARD CANDIDATE SEARCH PROCESS,

WE WILL INCLUDE GENDER DIVERSE CANDIDATES, AS

WELL AS MEMBERS OF VISIBLE MINORITIES, INDIGENOUS

PEOPLES AND/OR PERSONS WITH DISABILITIES

In 2021, the Board, on the recommendation of the Governance Committee, adopted a new target that going forward there be a minimum of 35% gender diverse directors, defined as directors who identify as women and directors who identify with a gender other than a man or a woman. This target will be met if all director nominees are elected at the meeting, with five gender diverse director nominees, representing 38% of all directors (up from 33% of directors nominated at the 2021 annual general shareholder meeting). Since the Board first updated its composition policy in 2015 to incorporate diversity components, five of the ten newly appointed directors have been gender diverse and two identify as members of a visible minority.

In 2019, the Board, on the recommendation of the Governance Committee, also updated its composition and diversity policy to use a nomenclature consistent with changes made to the Canada Business Corporations Act. No additional targets have been set for representation of Indigenous peoples, persons with disabilities, or members of visible minorities due to the small size of the group and reliance on self-reporting.

Of the 13 director nominees, five are gender diverse (38% of all director nominees), two identify as members of a visible minority (15% of all director nominees), and none identify as Indigenous peoples or persons with disabilities.

GENDER DIVERSE DIRECTORS REPRESENT 38%

AND MEMBERS OF VISIBLE MINORITIES REPRESENT

15% OF DIRECTOR NOMINEES

The policy also states that, on a yearly basis, the Governance Committee will report to the Board in respect of the measures taken to ensure that the policy has been effectively implemented, the annual and cumulative progress in achieving the objectives of the policy and the effectiveness of the policy as a whole. In measuring the effectiveness of the policy, the Governance Committee considers its identification and consideration of any individuals to become Board members in the previous year and whether and how the policy influenced such identification and consideration.

NOMINATION OF DIRECTORS AND TENURE

The Governance Committee receives suggestions for Board candidates from individual Board members, the President and CEO, shareholders and professional search organizations. On a regular basis, the Governance Committee reviews the current profile of the Board, including the average age and tenure of directors and the representation of various areas of expertise and experience, geography and general conformity with the Board composition and diversity policy. The Governance Committee also maintains a list of potential Board candidates that it reviews on a regular basis. The Governance Committee, as part of each Board candidate search process and in the list of potential Board candidates maintained by the Governance Committee, will include gender diverse candidates, as well as members of visible minorities, Indigenous peoples and/or persons with disabilities within the pool of candidates considered.

With respect to tenure, the Board strives to achieve a balance between the need to have a depth of institutional experience from its members on the one hand and the need for renewal and new perspectives on the other hand. The Board tenure policy does not impose an arbitrary retirement age limit, but it sets as a guideline that directors serve up to a maximum term of 12 years, assuming they are re-elected annually and meet applicable legal requirements. The Board, however, upon recommendation of the Governance Committee, may, in certain circumstances, extend a director’s initial 12-year term limit.

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COMPETENCY REQUIREMENTS AND OTHER INFORMATION

We maintain a “competency” matrix in which directors indicate their expertise level in areas we think are required on the Board for a company like ours. Each director has to indicate the degree to which the director possesses these competencies. The table below lists the top four competencies of our director nominees together with their age range, tenure on the BCE Board, linguistic background and region of residency.

(1)	Definition of core competencies

•	Accounting/Finance: experience with, or understanding of, financial accounting and reporting, corporate finance and familiarity with internal financial controls and Canadian GAAP/IFRS

•	CEO/Senior Management: experience as a CEO or senior executive of a major public company or other major organization

•	Corporate Responsibility: experience with/understanding of corporate responsibility risks and opportunities, including ESG related matters

•	Governance: experience in corporate governance principles and practices at a major organization

•	Government/Regulatory Affairs: experience in, or understanding of, government, relevant government agencies and/or public policy in Canada

•

Human Resources/Compensation: experience in, or understanding of, compensation plans, leadership development, talent management, succession planning and human resource principles and practices generally

•	Investment Banking/Mergers & Acquisitions: experience in investment banking and/or major transactions involving public companies

•	Media/Content: senior executive experience in the media or content industry

•	Retail/Customer: senior executive experience in a mass consumer industry

•	Risk Management: experience in, or understanding of, internal risk controls, risk assessment, risk management and/or reporting

•	Technology: senior executive experience in the technology industry or understanding of relevant technologies

•	Telecommunications: senior executive experience in the telecommunications industry.

(2)	M. Bibic and C. Rovinescu each also maintain a residence in the province of Québec.

CORPORATE RESPONSIBLITY IS NOW A CORE COMPETENCY

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AUDIT COMMITTEE MEMBERS’ FINANCIAL LITERACY, EXPERTISE AND

SIMULTANEOUS SERVICE

Under applicable rules, the Corporation is required to disclose whether its Audit Committee members include at least one “audit committee financial expert.” In addition, we are subject to Canadian and NYSE corporate governance rules relating to audit committees and certification of financial information requiring that all Audit Committee members be financially literate.

The Board has determined that all members of the Audit Committee during 2021 were, and all current members of the Audit Committee are, financially literate. In respect of the current Audit Committee members, the Board determined that the Chair of the committee, L.P. Pagnutti, as well as K. Lee and M.F. Leroux are qualified as “audit committee financial experts”. In respect of the additional Audit Committee members during the year 2021, the Board determined that the former Chair of the committee, P.R. Weiss was also qualified as an “audit committee financial expert”.

The NYSE rules followed by the Corporation require that if an Audit Committee member serves simultaneously on the audit committee of more than three public companies, the Board must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee. In addition to serving on the Corporation’s Audit Committee, M.F. Leroux currently serves on the audit committee of three public companies: Alimentation Couche-Tard Inc., Michelin Group and S&P Global Inc. The Board has reviewed the Audit Committee service of M.F. Leroux and has concluded that these other activities do not impair her ability to effectively serve on the Audit Committee. This conclusion is based on the following considerations, among others:

•	she is not involved in full-time professional activities other than serving on various boards of directors and not-for-profit organizations and acting as a strategic advisor;

•	she has extensive accounting and financial knowledge and experience, which serves the best interests of the Corporation and assists the Audit Committee in the discharge of its duties;

•	she makes valuable contributions to the Corporation’s Audit Committee; and

•	she attended 100% of Board and committee meetings, including the Audit Committee, in 2021.

BOARD OF DIRECTORS’ ASSESSMENT

As part of its charter, the Governance Committee develops and oversees a process to enable each director to assess the effectiveness and performance of the Board and its Chair, the Board committees and their respective chairs, and such director’s own performance as a member of the Board, as well as the performance of their director colleagues. The assessment process is conducted as follows:

Each director completed questionnaires	Each director then had a separate	Following this process, in camera sessions
aimed at evaluating the director’s own	discussion with the Chair of the Board to	of the Governance Committee and the
performance as a member of the Board,	review the results of the questionnaires	Board were held, at which the feedback from
the performance of the Board as a whole	and to discuss and assess the	the questionnaires and the one-on-one
and its Chair, as well as the performance of	performance of the Board and its Chair,	meetings and the appropriateness of any
each Board committee on which the director	the committees and their respective	modifications or enhancements were
serves and its respective Chair.	Chairs and their director colleagues.	reviewed and discussed.

Modifications or enhancements resulting from the assessment process are discussed with the President and CEO, as appropriate, and a plan is immediately put in place for implementation.

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INDEPENDENCE OF THE BOARD OF DIRECTORS

The Board’s policy is that at least a majority of its members must be independent. Acting on the recommendation of the Governance Committee, the Board is responsible for determining whether or not each director is independent. For a director to be considered independent, the Board analyzes all of the relationships each director has with BCE and must determine that the director does not have any direct or indirect material relationship with us. To guide this analysis, the Board has adopted director independence standards. These standards are consistent with the CSA and the NYSE rules, are reviewed by the Governance Committee every year and are available in the governance section of our website at BCE.ca.

Information concerning the relationships each director has with BCE is collected through the following sources: directors’ responses to a detailed questionnaire, biographical information of directors, our internal corporate records, external verifications and any required discussions with our directors. Furthermore, each year, directors certify that they comply with our Code of Business Conduct, including the obligation to disclose any actual or potential conflict of interest.

In the course of the Board’s determination regarding independence, it evaluated the relationships of each director with BCE against the independence standards outlined above and considered all relevant transactions, relationships and arrangements with companies or organizations with whom our directors may be associated.

As a result of this assessment, the Board determined that each current Board member and director nominee is independent (with the exception of our President and CEO, M. Bibic) and does not have a material relationship with BCE. As an officer of BCE, M. Bibic is not considered to be independent under these rules.

All members of the Audit Committee, Compensation Committee and Governance Committee must be independent as defined under BCE’s director independence standards. Members of the Audit Committee and Compensation Committee must also satisfy more stringent independence requirements, as defined under BCE’s director independence standards.

The Board has determined that, as of the date of this circular, all members of the Audit Committee, Compensation Committee and Governance Committee are independent, and members of the Audit Committee and Compensation Committee satisfy these more stringent independence requirements.

	STATUS OF DIRECTOR NOMINEES		REASON FOR NON-INDEPENDENT STATUS
NAME	INDEPENDENT	NOT INDEPENDENT

M. Bibic		✓	President and CEO

D.F. Denison	✓

R.P. Dexter	✓

K. Lee	✓

M.F. Leroux	✓

S.A. Murray	✓

G.M. Nixon	✓

L.P. Pagnutti	✓

C. Rovinescu	✓

K. Sheriff	✓

R.C. Simmonds	✓

J. Tory	✓

C. Wright	✓

BOARD INTERLOCKS

The Board’s approach to board interlocks is that no more than two Board members may sit on the same public company board. There are currently no members of the Board who sit on the same external public company board.

EXPECTATIONS AND PERSONAL COMMITMENTS OF DIRECTORS

The Board expects all of its members to comply with BCE’s Statement of Corporate Governance Principles & Guidelines. Members are also expected to comply with BCE’s policies that apply to directors and the various Board procedures and practices. These procedures include the declaration of interest and changes in principal occupation (see below for details), the conflict of interest guidelines (see below for details), the share ownership guideline (see section 5.3, entitled Share ownership guideline, for details) and the Code of Business Conduct (see section 6.4, entitled Ethical business conduct, for details).

The Board also expects all of its members to demonstrate personal and professional characteristics beyond reproach. These characteristics include high ethical standards and integrity, leadership, financial literacy and current fluency in their own fields of expertise.

The Board further expects all of its members to make meaningful commitments during their time as directors of BCE. Each director is expected to participate in the director orientation program and in continuing education and development programs. They are expected to develop and expand a broad, current knowledge of the nature and operation of our major business units. Similarly, all members are expected to commit the necessary time required to be an effective and fully contributing member of the Board and of each Board committee on which they serve. In this regard, it is the Board’s policy that, including BCE’s Board, (i) directors who are not active public-company CEOs serve on no more than five public-company boards, and (ii) directors who are public-company CEOs serve on no more than two public-company boards.

The Governance Committee is responsible for administering BCE’s policy on directors’ attendance at meetings of the Board and its committees. Under this policy, the Corporate Secretary must report to the Governance Committee any director who did not attend at least 75% of the combined Board and committee meetings held in the year.

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The following table indicates the attendance of our directors (including those no longer serving on the Board) at Board and committee meetings during 2021:

NAME	REGULAR BOARDS	SPECIAL BOARDS (1)	TOTAL BOARDS	AUDIT COMMITTEE	COMPENSATION COMMITTEE	GOVERNANCE COMMITTEE	RISK AND PENSION FUND COMMITTEE	TOTAL

B.K. Allen (2)	3/3	2/3	5/6	–	3/3	5/5	–	93%

M. Bibic (3)	6/6	3/3	9/9	–	–	–	–	100%

R.E. Brown (2)	3/3	3/3	6/6	–	3/3	5/5	–	100%

D.F. Denison	6/6	3/3	9/9	–	5/5 (Chair)	7/7	–	100%

R.P. Dexter	6/6	3/3	9/9	–	5/5	–	4/4	100%

I. Greenberg (4)	0/6	0/3	0/9	0/5	1/5	–	–	5%

K. Lee	6/6	3/3	9/9	5/5	–	7/7	–	100%

M.F. Leroux	6/6	3/3	9/9	5/5	–	7/7 (Chair)	–	100%

S.A. Murray	6/6	3/3	9/9	–	5/5	–	3/4	94%

G.M. Nixon (Chair) (3)	6/6	3/3	9/9	–	–	–	–	100%

L.P. Pagnutti	6/6	3/3	9/9	5/5 (Chair)	–	–	4/4	100%

T.E. Richards (2) (5)	1/3	2/3	3/6	0/3	–	2/3	–	42%

C. Rovinescu	6/6	2/3	8/9	–	5/5	–	4/4 (Chair)	94%

K. Sheriff (6)	6/6	3/3	9/9	–	–	–	4/4	100%

R.C. Simmonds	6/6	2/3	8/9	–	–	7/7	4/4	95%

J. Tory (7)	4/4	0/0	4/4	2/2	2/2	–	–	100%

P.R. Weiss (2)	3/3	3/3	6/6	3/3	–	–	2/2	100%

C. Wright (7)	4/4	0/0	4/4	2/2	–	2/2	–	100%

Total	91%	85%	89%	73%	86%	100%	96%	89%

(1)

Due to exceptional circumstances, special Board meetings may have to be called on short notice and must, on occasion, be held at a time and date when the largest number of directors is available, but certain members may be unable to attend.

(2)	B.K. Allen, R.E. Brown, T.E. Richards and P.R. Weiss retired from the Board on April 29, 2021.

(3)	M. Bibic, as President and CEO, and G.M. Nixon, as Chair of the Board, are not members of any committee of the Board but attended all Committee meetings as ex-officio members on all committees.

(4)	I. Greenberg passed away on January 10, 2022, and only attended one meeting due to health issues.

(5)	T.E. Richards was unable to attend seven Board and Committee meetings due to serious illness.

(6)	K. Sheriff was appointed a member of the Governance Committee on November 4, 2021.

(7)	J. Tory and C. Wright joined the Board on April 29, 2021.

Directors must follow the procedure for declarations of interest and changes in their principal occupation. The procedure is designed to enable the Governance Committee to be notified in a timely fashion of any change in a director’s external directorships and principal occupation, and to permit the Governance Committee to review and consider any possible effect of such a change on the suitability of that director’s continued service as a member of the Board. This procedure also states that directors are expected to tender their resignation upon a change in their principal occupation, which only becomes effective if and when it is accepted by the Board upon the recommendation of the Governance Committee.

BCE’s conflict of interest guidelines for directors set out how conflict situations will be managed during a Board meeting. If a director is deemed to have a conflict of interest because of an interest in a party to a proposed contract or transaction with BCE, then a specific “declaration of interest” is noted in the minutes of the meeting. Furthermore, the conflicted director must abstain from voting on the matter. Depending on circumstances, the director may also withdraw from the meeting while the Board deliberates.

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ORIENTATION AND CONTINUING EDUCATION

New directors are given the opportunity to individually meet with members of senior management to aid in their understanding of our businesses. The Governance Committee assists new directors in becoming acquainted with BCE and its governance processes and encourages continuing education opportunities for all members of the Board.

We provide new and existing directors with a comprehensive reference manual containing information on all key corporate and Board policies, including the Code of Business Conduct, the structure and responsibilities of the Board and its committees, the legal duties and liabilities of directors, and BCE’s articles and by-laws. On a regular basis, we also provide directors with relevant analyst and industry reports.

All directors have regular access to senior management to discuss Board presentations and other matters of interest.

The Board has adopted guidelines with respect to directors’ participation in external continuing education programs for which BCE reimburses the costs of attendance, and we encourage our directors to attend conferences, seminars or courses, whether they be specific to BCE or relevant to fulfilling their role as a director.

Furthermore, in recognition of the rapidly changing technology and competitive environment of our business, education sessions on topics of particular importance to our businesses and industry are organized for directors to attend. In addition, the Board and committees, at regularly scheduled meetings, require management to provide an in-depth review of the business segments in which we operate, as well as our industry in general and topics relevant to each committee. We have listed in the table below internal education sessions, management presentations and reports attended or received by our directors in 2021.

QUARTER	TOPIC		ATTENDANCE

Q1 2021	•	Corporate development update	Board

	•	Bell’s mental health initiative	Board

	•	Customer experience	Board

	•	Report on legal proceedings	Audit Committee

	•	Developments in executive compensation disclosure	Compensation Committee

	•	Developments in corporate governance	Governance Committee

	•	COVID-19 pandemic	Risk and Pension Fund Committee

	•	Pension review	Risk and Pension Fund Committee

	•	Regulatory and public policy review	Risk and Pension Fund Committee

	•	Update on environmental and security matters	Risk and Pension Fund Committee

Q3 2021	•	5G	Board

	•	Spectrum auction	Board

	•	Strategy update	Board

	•	Internal controls assessment	Audit Committee

	•	Tax annual report and federal budget update	Audit Committee

	•	Diversity, equity and inclusion	Compensation Committee

	•	Developments in corporate governance and securities regulations	Governance Committee

	•	ESG strategy	Governance Committee

	•	COVID-19 pandemic	Risk and Pension Fund Committee

	•	Data governance and privacy	Risk and Pension Fund Committee

	•	Pension review	Risk and Pension Fund Committee

	•	Update on environmental and security matters	Risk and Pension Fund Committee

QUARTER	TOPIC		ATTENDANCE

Q2 2021	•	Corporate development update	Board

	•	CRTC decision	Board

	•	Telecommunications, cable and media	Board

	•	Spectrum auction	Board

	•	COVID-19 pandemic	Risk and Pension Fund Committee

	•	Supply chain and vendor management risks	Risk and Pension Fund Committee

	•	Update on environmental and security matters	Risk and Pension Fund Committee

	•	Pension review	Risk and Pension Fund Committee

Q4 2021	•	Business markets	Board

	•	Business plans	Board

	•	Capital markets update	Board

	•	Coming back better	Board

	•	Corporate development update	Board

	•	Government relations and regulatory plan	Board

	•	Information security	Board

	•	Risk management report	Board

	•	Strategic partnerships and investments	Board

	•	Sustainable finance	Board

	•	SAP roadmap	Audit Committee

	•	Treasury activities	Audit Committee

	•	Executive compensation trends and best practices	Compensation Committee

	•	Health and safety	Compensation Committee

	•	Developments in corporate governance and securities regulation	Governance Committee

	•	COVID-19 pandemic	Risk and Pension Fund Committee

	•	Update on environmental and security matters	Risk and Pension Fund Committee

	•	Pension review and strategy	Risk and Pension Fund Committee

	•	Risk management review	Risk and Pension Fund Committee

	•	Supply chain status update	Risk and Pension Fund Committee

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6.2	Environmental, social and governance practices

ESG practices form an integral part of BCE’s corporate responsibility approach. Since our founding in 1880, Bell has been enabling Canadians to connect with each other and the world. Our approach to corporate responsibility is to manage the company in ways that support the social and economic prosperity of our communities while safeguarding the environment, with a commitment to the highest ESG standards.

CORPORATE RESPONSIBILITY UNDERPINS OUR 6 STRATEGIC IMPERATIVES

Corporate responsibility is a fundamental element of each of the 6 Strategic Imperatives that inform BCE’s policies, decisions and actions. Reflecting our long-standing commitment to the highest ESG standards, our focus is on creating a more sustainable future and we have broadened our sixth Strategic Imperative from “Engage and invest in our people” to “Engage and invest in our people and create a sustainable future”. As one of Canada’s largest companies, we are driven to continually improve our impact and our contribution to society with our connectivity commitments, investments in mental health initiatives, environmental sustainability and engaged workplace. This approach also supports our purpose to advance how Canadians connect with each other and the world.

The Board has established clear oversight of our corporate responsibility programs and our approach to ESG practices, with primary accountability at the committee level. The Governance Committee is responsible for oversight of our corporate purpose and our ESG strategy and disclosure, which includes oversight and related disclosure of climate-related risks. It is also responsible for our governance practices and policies, including those concerning business conduct and ethics. In addition, the Risk and Pension Fund Committee oversees environmental, safety and security risks, including data governance and cybersecurity, while the Compensation Committee has oversight of human resource issues, including respectful workplace practices, health and safety, and tracks corporate performance against our ESG targets. In 2020, the Compensation Committee formally added ESG targets to corporate performance metrics, establishing a link to compensation. Furthermore, as of 2022, additional ESG-related metrics were added and are embedded into each of the Strategic Imperatives, which is reflective of how ESG is embedded into the overall strategy of the business. ESG is targeted to represent, in aggregate, at least 30% of the total Strategic Imperatives score in 2022. The Compensation Committee reviews the detailed metrics and targets and approves them early in the year, tracking progress throughout the year.

We report annually on our corporate responsibility performance and our ESG practices in our Corporate Responsibility Report, available at BCE.ca. We report on the ESG topics that are of greatest importance to our stakeholders and which could have a relevant impact on our business.

BCE is recognized around the world for the effectiveness of its corporate responsibility and ESG programs, as reflected in its inclusion in various sustainability indices and its receipt of sustainability awards. In 2021, BCE continued to be listed on socially responsible investment indices, such as the FTSE4Good Index, the Jantzi Social Index, the Ethibel Sustainability Index Excellence Global and the Euronext Vigeo World 120 index.

COMMUNITY

Since 2010, the Bell Let’s Talk mental health initiative has raised awareness and action for Canadian mental health, with a focus on helping reduce the stigma around mental illness, improving access to care, supporting world-class research and leading by example in workplace mental health – and is a driver of Bell for Better. Over the last 12 years, Canadians and people worldwide have taken action to create positive change by engaging in the mental health conversation, working hard to help create a Canada where everyone can get the culturally-appropriate mental health support they need. To date, Bell Let’s Talk has committed over $129.5 million in funding to mental health initiatives and has partnered with more than 1,300 organizations providing mental health support and services throughout Canada.

BELL LET’S TALK HAS COMMITTED OVER $129.5 MILLION IN FUNDING TO MENTAL HEALTH INITIATIVES AND HAS PARTNERED

WITH MORE THAN 1,300 ORGANIZATIONS PROVIDING MENTAL HEALTH SUPPORT AND SERVICES THROUGHOUT CANADA

WHY MENTAL HEALTH MATTERS

The current COVID-19 situation has affected our mental health. Two-thirds of Canadians are feeling more isolated, with young people experiencing the greatest decline since the pandemic began. As well, the mental health challenges of Black, Indigenous and People of Colour (BIPOC) communities have underscored the need to address mental illness in culturally appropriate and barrier-free ways. Practising physical distancing makes it even more important that we make an extra effort to remain emotionally connected. Finding ways to stay connected with friends, family and loved ones will support good mental health and well-being and will help ensure Canadians get through this together.

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WHAT WE ARE DOING

In the lead up to Bell Let’s Talk Day 2022, almost $8 million in funding for mental health was awarded to projects across the country. This included:

•	$4 million for research projects from the Bell Let’s Talk/Brain Canada Mental Health Research Program

•	$1.5 million from the Bell-Graham Boeckh Foundation for Foundry to transform youth mental health

•	$1 million from the Bell Let’s Talk Post-Secondary Fund to support 16 colleges, universities and cégeps

•	$600,000 from the Bell Let’s Talk Diversity Fund to six organizations supporting the mental health and well-being of BIPOC communities in Canada

•	$370,000 to Strongest Families Institute, in partnership with the Government of Yukon and Northwestel

•	$250,000 to Canadian Red Cross to expand the Friendly Calls program to Indigenous communities

•	$250,000 to Fondation CERVO to purchase a second neuromodulation device.

In January 2022, more than 180 communities and organizations across Canada and around the world showed their support for mental health by raising the Bell Let’s Talk flag at city and town halls, military bases and schools. Students at 217 Canadian universities, colleges and cégeps across the country also engaged in a variety of initiatives in their learning environments to promote student mental health.

On January 26, 2022 – the 12th annual Bell Let’s Talk Day – Canadians and people around the world set all-new records for engagement in the mental health conversation, sharing 164,298,820 messages of support and driving $8,214,941 in new mental health funding by Bell.

SOCIETY & ECONOMY

Being an engaged corporate citizen has been central to our identity for over 140 years. Our networks and services are fundamental to the success of the communities we serve, the nation’s economy and Canadian society as a whole. We work closely with governments, regulators and our customers to maximize these societal benefits.

WHY DIGITAL ACCESS MATTERS

Canadians are increasingly dependent on digital technologies and require access to the digital ecosystem to learn, work, socialize and access essential services. Access to high-speed, reliable and affordable Internet has become an essential service and a key driver of improved societal well-being as we help bridge the digital divide and provide accessibility to everyone.

WHAT WE ARE DOING

Bell investments are delivering benefits directly to our customers, from providing more consumers with better access to family and friends, remote learning and entertainment to enabling businesses and communities to operate more efficiently and grow in the digital economy. At the same time, as we continue to close the digital divides that separate communities, we are also supporting growth among suppliers and partners as we help build and drive innovation across the Canadian digital ecosystem.

As a result of Bell’s capital expenditure acceleration program, Bell increased its combined FTTP all-fibre and rural Wireless Home Internet broadband footprint to reach approximately 7.2 million homes and business locations in Atlantic Canada, Québec, Ontario and Manitoba at the end of 2021, including the deployment of pure fibre services in major urban centres and more than 50 additional smaller communities.

Bell continues to deliver wireless technology that is among the most advanced in the world. Bell’s LTE wireless network is available to over 99% of the national population, with Bell 5G accessible to more than 70% of Canadians at the end of 2021 with coverage expected to increase to more than 80% of the national population by the end of 2022.

In May 2021, Bell completed a Canadian public offering of $500 million of medium term notes debentures which was Bell’s first sustainability bond offering pursuant to BCE’s new Sustainable Financing Framework (Framework) and which constituted the first sustainability bond offering by a Canadian telecommunications company. The net proceeds of this offering were allocated to finance or re-finance, in whole or in part, new or existing green and social eligible investments as set out in the Framework including, without limitation, investments for the deployment of networks in underserved or unconnected areas.

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TEAM MEMBERS

To execute on our Strategic Imperatives, we rely on the engagement and expertise of our team members. We focus on attracting, developing and retaining the best talent, as well as creating a positive team member experience that drives effectiveness, high performance and agility in our evolving business environment. Through workplace wellness initiatives and by celebrating diversity in the workplace, we reinforce our goal of creating a safe and inclusive atmosphere for all team members.

WHY EMPLOYEE WELL-BEING MATTERS

We believe that everyone deserves a respectful, positive, professional and rewarding work environment. Engaging and investing in our people and creating a sustainable future is a Strategic Imperative which recognizes that our success requires a dynamic and engaged team that is committed to the highest ESG standards. The Bell team is critical to our company’s success, enabling our purpose of advancing how Canadians connect with each other and the world, while also making a difference in communities across the country.

At Bell, we believe that taking care of the well-being of our team members is essential to their personal success and to our organization’s ongoing progress.

WHAT WE ARE DOING

To foster the well-being of our team members, we believe that engaging our members as well as nurturing an inclusive environment are both essential. We are proud to be ranked as one of Canada’s Top Employers. Bell has been recognized by Mediacorp as one of Canada’s Best Diversity

Employers, Top Employers for Young People, Top Family-Friendly Employers and one of Canada’s Greenest Employers. We are focused on developing and retaining the best talent in the country by providing a workplace that is positive, professional and rewarding, and which enables creativity and innovation. We also continue to develop, implement and share world-leading mental health practices in the workplace, and to broaden our approach to emphasize total-health support. We educate team members through our best-in-class training programs and campaigns, support them through an extensive range of mental health services and supports and adapt workplace policies and practices to foster a psychologically safe workplace. Since 2010, over 90 KPIs have been measured quarterly and assessed for trends and program insights to closely monitor the psychological health of our workplace. Collecting qualitative and quantitative data is crucial to ensuring that we are heading in the right direction and making any required adjustments to our mental health programs.

WHY DIVERSITY, EQUITY AND INCLUSION MATTERS

Bell is committed to an inclusive, equitable and accessible workplace where all team members feel valued, respected, supported and have the opportunity to reach their full potential. A truly diverse team and inclusive workplace fosters innovation and creativity, better reflects the customers we serve and increases team member engagement.

WHAT WE ARE DOING

Our diversity, equity and inclusion strategy is supported by a strong governance framework that includes the Diversity Leadership Council, business unit committees and employee-led networks, including: Black Professionals at Bell, Pride at Bell and Women at Bell.

In step with our overarching corporate commitment to improve gender diversity, we are strategically focused on increasing the diversity of our senior leadership. Bell is a signatory to the Catalyst Accord 2022 and member of the 30% Club. Exceeding the Catalyst Accord and 30% Club target, Bell leads with more ambitious targets: we aim for a minimum 35% gender diverse representation among directors on the BCE Board moving forward, and at least 35% of Bell leaders at the VP level and above by the end of 2023.

In 2021, Bell continued its commitment to taking meaningful actions to address the impacts of systemic racism on team members and others in BIPOC communities. This includes:

•	targets for BIPOC representation on our senior management team of at least 25%, by 2025 and 40% of new graduate and intern hires

•	partnerships with the Onyx Initiative and the Black Professionals in Tech Network that are helping drive the recruitment of Black college and university students and promote Black talent in technology

•	promoting greater diversity in Canadian media with the launch of the HireBIPOC website and the Bell Media Content Diversity Task Force in partnership with BIPOC TV & Film

•	$5 million Bell Let’s Talk Diversity Fund to support the mental health and well-being of Canada’s BIPOC communities

•

reinforcing our culture of inclusion with review of internal policies and practices, and successful launch of the Inclusive Leadership Development Program to people leaders, exceeding our goal of over 30% completion within the first year.

Looking ahead, we plan to continue building momentum for our diversity, equity and inclusion strategy based on concrete objective-setting and the integration of inclusive leadership practices.

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ENVIRONMENT

We believe that it is our responsibility to minimize the negative environmental impacts of our operations, and to create positive impacts where possible. We also know that our team members, our customers and our investors expect this. Taking care of the environment makes good business sense. If we fail to take action to reduce our negative impacts on the environment, we risk losing our valuable team members and customers to competitors, we risk increased costs due to fines or remediation requirements and we will likely lose investors, all of which could adversely impact our business.

We have been implementing and maintaining programs to reduce the environmental impact of our operations for more than 25 years. Our Environmental Policy, first issued in 1993, reflects our team members’ values, as well as the expectations of customers, investors and society that we regard environmental protection as an integral part of doing business that needs to be managed systematically under a continuous improvement process. We implemented an environmental management system to help with this continuous improvement, and it has been certified ISO 14001 (1) since 2009, making us the first North American communications company to be so designated. We have continuously maintained this certification since then. In addition, Bell Canada’s energy management system was certified ISO 50001 (2) in 2020, making us the first North American communications company to be so designated.

WHY CLIMATE CHANGE MATTERS

The changing climate can lead to increased risks for any business – including financial, operational and reputational risks. Moreover, public health and supply chains could suffer major negative impacts from climate change. We believe that we have an important role to play in doing our fair share by reducing our greenhouse gas (GHG) emissions, and in providing our customers with technologies that help them address climate change and adapt to related impacts on their businesses.

WHAT WE ARE DOING

We are taking action both to help fight climate change and adapt to its consequences. We adapt by taking action to maintain our resiliency in the face of climate change, and are helping our customers do the same. To fight climate change, we are focused on reducing our energy consumption and GHG emissions, while also helping customers reduce theirs. Fostering innovation that helps reduce our customers’ and Bell’s carbon footprint is part of our culture. On an annual basis, we calculate, monitor and publicly report on our energy performance and associated

GHG emissions as part of our rigorous environmental and energy management systems. Since 2003, we report on our climate change mitigation and adaptation efforts through the CDP, a not-for-profit organization that gathers information on climate-related risk and opportunities from organizations worldwide. In 2021, we obtained an A- score, ranking us in the “Leadership Band” for the sixth consecutive year, recognizing our leadership on climate action, our alignment with current best practices and the transparency of our climate-related disclosures. Furthermore, we disclose annually on our risks and opportunities related to climate change following the 11 recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures. In 2021, we surpassed our GHG emissions intensity reduction objective by 15%. Going forward, our target is to be carbon neutral for our operational GHG emissions (3) starting in 2025. For 2030, we have set science-based GHG emissions reduction targets that are consistent with limiting global warming to 1.5°C (4), in line with the most ambitious temperature goal of the Paris Agreement.

WHY CIRCULAR ECONOMY MATTERS

The circular economy model enables organizations to rethink the traditional linear business model of “take, make, waste” and encourages them to implement solutions that detach growth from accelerating raw material consumption in an effort to reduce the environmental impact of their operations. The traditional linear model, where it has been deployed in Bell’s business operations, generates waste. Reducing waste is an essential part of our commitment to improve on our operational efficiency and aligns with the values and expectations of our employees, customers and investors. The circular economy model provides Bell with a framework for repositioning waste as a resource, for both environmental and economic benefit.

WHAT WE ARE DOING

Bell has managed waste reduction, reuse and recycling programs for more than 30 years. We have ambitious waste reduction goals and strong monitoring processes in place that enable us to track and report on our waste-generating activities. To manage the waste created from the electronic devices we distribute to customers, we have implemented effective and accessible e-waste collection programs for the recovery, reuse, refurbishment and recycling of customer-facing devices, including national take-back programs, drop boxes and mail-in instructions. To measure the success of these programs, we have set a goal of collecting 7 million used TV receivers, modems, mobile phones and Wi-Fi pods from January 2021 to the end of 2023. At Bell, we believe in leading by example, and so to continue to manage and reduce the waste generated from our own operations, we have adopted a new target to reach and maintain a 15% reduction of total waste sent to landfill by 2025, with a reference year of 2019. Through setting ambitious waste reduction targets such as the ones listed above, we are striving to build a resilient path to circularity with the ambition of sending zero waste to landfill and are investing in research and development of products where current technology does not provide responsible waste diversion methods.

(1)

Our ISO 14001 certification covers Bell Canada’s oversight of the environmental management system associated with the development of policies and procedures for the delivery of landline, wireless, TV and Internet services, broadband and connectivity services, data hosting, cloud computing, radio broadcasting and digital media services, along with related administrative functions.

(2)

Our ISO 50001 certification covers Bell Canada’s energy management program associated with the activities of real estate management services, fleet services, radio broadcasting and digital media services, landline, wireless, TV, Internet services, connectivity, broadband services, data hosting and cloud computing, in addition to related general administrative functions.

(3)

Operational GHG emissions include scope 1 and scope 2 emissions. Scope 1 GHG emissions are direct emissions from sources that are owned or controlled by Bell. Scope 2 GHG emissions are indirect emissions associated with the consumption of purchased electricity, heat, steam and cooling.

(4)	Pending approval by the Science Based Targets initiative.

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6 Corporate governance practices

PRIVACY & INFORMATION SECURITY

Privacy and information security present both potentially significant risks and opportunities for any business operating in the digital economy. They are the subject of an expanding range of obligations in new privacy and data protection laws being enacted in Canada and around the world. Our customers, team members and investors increasingly expect us to demonstrate that we collect data appropriately, use it for purposes that advance their interests, and keep it secure.

WHY DATA GOVERNANCE MATTERS

We recognize that to achieve our purpose of advancing how Canadians connect with each other and the world, we must maintain the social licence from our customers and all Canadians to collect and use data in our operations. A strong and consistently applied approach to data governance is critical to maintaining that social licence by focusing on respecting the privacy of our customers’ data and protecting such data against information security threats. Conversely, failure to meet customer expectations regarding the appropriate use and protection of their data can have negative reputational, business and financial consequences for our company.

WHAT WE ARE DOING

Our approach to data governance encompasses the protection and appropriate use of data across its lifecycle, and we are incorporating data governance proactively as a core consideration in all our business initiatives and technology decisions. The BCE Board adopted an enhanced data governance policy in 2020, bringing together multiple existing policies and programs in the interrelated areas of privacy, information security, data access management and records management. In 2021, we implemented mandatory data governance training for all employees as part of our biannual code of conduct training program.

WHY INFORMATION SECURITY MATTERS

Cybersecurity threats give rise to new and emerging standards and regulations. We need to be able to identify and address information security risks in a timely manner in order to be in a better position to protect our market share and reputation, and these efforts align with our Strategic Imperative to champion customer experience, while at the same time reducing exposure to cyberattacks. Avoiding data breaches can also limit the increase in expenses associated with remediation efforts and legal exposures, aligning with our Strategic Imperative to operate with agility and cost efficiency.

WHAT WE ARE DOING

We are focused on maintaining the trust that our customers have in us to protect their data. To do this, we implement prevention, detection and response programs related to security threats. In addition, we are helping define industry security and risk management practices, and we train our team members on data protection. To that end, in 2021, we onboarded 100% of our selected team members to Bell’s Be Cyber Savvy information security training program and 70% completed the full program. This training program involves our specialized Be Cyber Savvy platform, and includes phishing simulations and four courses that team members must complete in one year. Additionally, we set a new target to improve, year over year, the phishing simulation report rate for our team members. These initiatives enable a stronger cybersecurity culture and greater awareness of cybersecurity risks. We also aim to align our information security management to the ISO 27001 standard by the end of 2023.

6.3	Shareholder engagement

The Board remains committed to engaging actively with the shareholders of the Corporation. Meetings are held regularly between our executive officers and institutional shareholders. On a quarterly basis, we hold a conference call with the investment community to review the financial and operating results of the quarter. Our executive officers and other members of senior management are regularly invited to speak at broker-sponsored industry investor conferences. Documents related to these events are accessible to our shareholders on our website at BCE.ca.

SHAREHOLDERS CAN COMMUNICATE WITH

THE CORPORATION THROUGH VARIOUS MEANS,

INCLUDING EMAIL AND TELEPHONE

Our Investor Relations department is committed to meeting with the investment community and our shareholders to address any shareholder-related concerns and provide public information on the Corporation. On a regular basis, either one or more of the Chair of the Board, the Chair of the Compensation Committee or the Chair of the Governance Committee and members of management meet with shareholder advocacy groups to discuss governance issues.

We have in place various means of communication for receiving feedback from interested parties. We have a toll-free number for general inquiries (1-888-932-6666) and for investor and shareholder inquiries (1-800-339-6353). Shareholders and other interested parties may also communicate with the Board and its Chair by contacting the Corporate Secretary’s Office at corporate.secretariat@bell.ca or by calling 514-786-8424. For any complaints and/or concerns with respect to BCE’s accounting, internal accounting controls or auditing matters, interested parties should consult our Complaint Procedures for Accounting and Auditing Matters in the governance section of our website at BCE.ca.

Our shareholders will be asked again this year to consider and approve an advisory resolution on our approach to executive compensation. The Board, the Compensation Committee and management will continue existing practices discussed above regarding shareholder discussion and engagement. The Board and the Compensation Committee will continue to review and consider all shareholder feedback related to executive compensation matters.

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To facilitate questions and comments from shareholders, the following means of communication are available:

•

communicating with the Compensation Committee by email: corporate.secretariat@bell.ca, or by mail: BCE Inc. c/o Chair of the Management Resources and Compensation Committee, 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, QC, H3E 3B3

•	through our website at BCE.ca/AGM2022, under Ask a Question, or

•	calling us at 1-800-339-6353 (service in both English and French).

Shareholders can ask questions in advance of the meeting through our website at BCE.ca/AGM2022, under Ask a Question.

Also, the Compensation Committee, the Governance Committee and the Board will review and analyze the results of the votes at the meeting, including the advisory vote on our approach to executive compensation, and will take into consideration such results, notably when reviewing our executive compensation philosophy, policies and programs and our governance policies and guidelines.

The Board confirms that our current practices achieve substantially the same results as the Canadian Coalition for Good Governance’s Model Policy of the Board of Directors on Engagement with Shareholders on Governance Matters and “Say on Pay” Policy for Boards of Directors.

6.4	Ethical business conduct

Regular reports are provided to the Audit Committee and the Governance Committee with respect to our ethics program and oversight of corporate policies across BCE.

BCE’s Chief Legal and Regulatory Officer has overall responsibility for (among other things):

•	oversight of BCE’s ethics program, including the Code of Business Conduct and ethics training;

•

our anonymous and confidential 24/7 Business Conduct Help Line that assists employees with any ethical issues and provides a means by which to report breaches of the Code of Business Conduct or any Bell policy and to report issues relating to questionable accounting, internal controls, auditing matters, corporate fraud or corruption; and

•

oversight of BCE’s corporate policy management framework, designed to improve employee awareness of, and access to, core corporate policies and business unit-specific practices, processes and procedures.

CORPORATE POLICIES

The most significant corporate-wide policies with respect to business ethics are the Code of Business Conduct, the Complaint Procedures for Accounting and Auditing Matters, the Disclosure Policy and the Auditor Independence Policy. These policies are available in the governance section of our website at BCE.ca.

CODE OF BUSINESS CONDUCT

Our Code of Business Conduct provides various rules and guidelines for ethical behaviour based on BCE’s values, applicable laws and regulations and corporate policies. The Code of Business Conduct applies to all employees, officers and directors. In recognition of the important role of the directors and senior management in demonstrating their commitment to and support of BCE’s ethics program, as embodied in the values and rules set out in the Code of Business Conduct, the Board requires all directors and executives to certify annually their compliance with the Code of Business Conduct. This certification also confirms their express support for the setting of standards to discourage wrongdoing and to promote honest and ethical conduct throughout the organization.

Our shareholders, customers and suppliers expect honest and ethical conduct in all aspects of our business. Accordingly, we also require that all employees certify annually that they have reviewed and understand the Code of Business Conduct. In addition, all new employees are required to complete an online training course on the Code of Business Conduct as part of the onboarding process. All employees are required to complete the online training course every two years. Employees must also report to their manager any real or potential conflict of interest and, as required, provide written disclosure of such conflict to the Corporate Secretary. The Corporate Secretary is responsible for managing and resolving employee conflict of interest issues.

THE BOARD REQUIRES ALL DIRECTORS, EXECUTIVES AND EMPLOYEES TO CERTIFY ANNUALLY THEIR COMPLIANCE WITH OUR CODE OF BUSINESS CONDUCT

The Code of Business Conduct can be found in the governance section of our website at BCE.ca.

CONFIDENTIAL CHANNEL FOR REPORTING ETHICAL BREACHES

The Code of Business Conduct requires that employees report any illegal acts or violations of the Code or other Bell policies and provides instructions on how to do so through our confidential and anonymous Business Conduct Help Line or by contacting the Corporate Secretary or the Chair of the Audit Committee.

BCE considers it vital that employees have the most effective tools to ask questions or raise issues concerning any ethical dilemma. Our Business Conduct Help Line can be accessed 24/7 by phone or online on a completely anonymous and confidential basis, to ask questions or report concerns relating to issues under the Code of Business Conduct. The system is administered by a third-party firm, independent of BCE, specializing in the field. It also allows employees to track the progress of their inquiries online and respond to requests for additional information (when required), and provides BCE with an auditable record of issues. The Business Conduct Help Line received 215 reports and inquiries in 2021.

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6 Corporate governance practices

CONFLICTS OF INTEREST AND RELATED PARTY TRANSACTIONS

Pursuant to our Code of Business Conduct, which is the responsibility of the Governance Committee, employees, executives and directors must avoid any situation that would place them in a situation of conflict of interest, including through entering into related party transactions. The Code of Business Conduct provides that executives and directors are required to disclose any actual or potential conflict of interest, including through entering into related party transactions, to the Corporate Secretary, who is responsible for administering the Code. In addition, on an annual basis, executives and directors are required to certify compliance with the Code.

Our Conflict of Interest Guidelines for Directors require that directors report any real or potential conflict of interest to the Corporate Secretary. Any real or potential conflicts of interest are reviewed by the Governance Committee and reported to the Board. Should an actual or potential conflict of interest arise, including through entering into related party transactions, a director must also withdraw from any discussion and not vote on such matter.

In addition, the Governance Committee’s Charter requires that it conduct quarterly reviews of related party transactions. For the purpose of the Governance Committee’s Charter, a related party is defined as a director, a corporation of which the director is an officer or a director, or a corporation in which the director has a material interest, including through an ownership interest.

The Audit Committee also reviews any material related party transaction. For the purpose of this review, related party transactions include transactions with joint arrangements, associates and the BCE Master Trust Fund, and compensation of key management personnel and the Board.

COMPLAINT PROCEDURES FOR ACCOUNTING AND AUDITING MATTERS

The Audit Committee has established the Complaint Procedures for Accounting and Auditing Matters (the Complaint Procedures Policy), which directs anyone with concerns pertaining to corporate fraud, accounting, internal accounting controls or auditing matters to report such concerns through the Business Conduct Help Line, or, for members of the public, to Bell’s “Complaints and Concerns” line, or directly to the Corporate Secretary. Any director, officer or employee of any business unit who receives a submission from any person, in writing or verbally, regarding a reportable activity, pursuant to the Complaint Procedures Policy, is required to immediately report such submission to the Corporate Secretary, Internal Audit or Corporate Security.

Where a submission considered to be a material reportable activity is received, the Complaint Procedures Policy requires the Corporate Secretary to ensure the activity is reported to the Audit Committee Chair, review the activity with the Chief Financial Officer, Internal Audit, Corporate Security and Audit Committee, as appropriate, and, whenever possible and appropriate, report back to the employee or third party who reported the activity.

The Complaint Procedures Policy requires that submissions made by employees be treated confidentially and anonymously, unless otherwise specifically permitted by the employee or required by law, and protects employees making reports from any retaliation, discharge, or other type of sanction.

THE AUDIT COMMITTEE HAS ESTABLISHED COMPLAINT PROCEDURES FOR EMPLOYEES TO CONFIDENTIALLY AND ANONYMOUSLY SUBMIT CONCERNS ABOUT QUESTIONABLE ACCOUNTING OR AUDITING MATTERS

The Complaint Procedures Policy can be found in the governance section of our website at BCE.ca.

DISCLOSURE POLICY

The Board periodically approves policies for communicating with our various stakeholders, including shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities. The Disclosure Policy was adopted to govern our communications with the investment community, the media and the general public. This policy was designed to assist us in seeking to ensure that our communications are timely, accurate and broadly disseminated according to the laws that apply to us. The policy establishes guidelines for the verification of the accuracy and completeness of information disclosed publicly and other guidelines dealing with various matters, including material information, news releases, conference calls and webcasts, electronic communications and rumours. The Disclosure Policy can be found in the governance section of our website at BCE.ca.

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AUDITOR INDEPENDENCE POLICY

Our Auditor Independence Policy is a comprehensive policy governing all aspects of our relationship with the external auditors, including:

•	establishing a process for determining whether various audit and other services provided by the external auditors affect their independence

•	identifying the services that the external auditors may and may not provide to the Corporation and its subsidiaries

•	pre-approving all services to be provided by the external auditors of the Corporation and its subsidiaries, and

•	establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained.

In particular, the policy specifies that:

•

the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information systems design and implementation, or legal services

•

for all audit and non-audit services falling within the permitted services category (such as prospectus, due diligence and non-statutory audits), a request for approval must be submitted to the Audit Committee prior to engaging the external auditors

•

specific permitted services, however, are pre-approved annually and quarterly by the Audit Committee and consequently only require approval by the EVP and CFO prior to engaging the external auditors, and

•

at each regularly scheduled Audit Committee meeting, a summary of all fees billed by the external auditors by type of service is presented. This summary includes the details of fees incurred within the pre-approval amounts.

The Auditor Independence Policy is available in the governance section of our website at BCE.ca.

OVERSIGHT AND REPORTS

The Board is responsible for ensuring that BCE’s management creates and supports a culture in which ethical business conduct is recognized, valued and exemplified throughout the organization. The Board must also satisfy itself as to the integrity of the President and CEO, other corporate officers and senior management. Both the Governance Committee and the Audit Committee support the Board in its oversight of BCE’s ethics program. The Governance Committee is responsible for the content of the policies regarding ethics, while the Audit Committee has the oversight responsibility for compliance with these policies.

The Audit Committee receives a quarterly report prepared by the Vice President – Audit and Risk Advisory Services regarding business ethics risks, reports and inquiries made through our anonymous and confidential Business Conduct Help Line, including details of complaints received, if any, in respect of accounting and auditing matters. This report also details the status of investigations and any follow-up action required.

The Chair of the Audit Committee is notified by either the Corporate Secretary or the Vice President – Audit and Risk Advisory Services of any complaints that relate to accounting, internal controls, auditing matters or corporate fraud. The results of any investigation or follow-up action are provided to the Audit Committee.

GOVERNANCE DISCLOSURE

The following documents, to which we have made reference throughout this circular, are available on our website at BCE.ca:

•	the charter of the Board and of each of its committees, including the position description of their respective chairs

•	the position description of the President and CEO

•	our director independence standards

•	our key corporate policies, including our Code of Business Conduct

•	a summary of the differences between the NYSE rules and BCE’s corporate governance practices

•	this statement of corporate governance practices.

To obtain a printed version of any of these documents free of charge, please write to the Corporate Secretary’s Office at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3, or call 1-800-339-6353. The charter of the Board is expressly incorporated by reference and is part of this circular. Other documents or websites referred to in this circular are not part of this circular and are not incorporated by reference herein.

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7 Committee reports

7	Committee reports

This section includes reports from each of the Board’s four standing committees and tells you about their current members, responsibilities and activities in the past year.

7.1	Audit Committee report

The Audit Committee assists the Board in its oversight of the integrity of our financial statements and related information, compliance with applicable legal and regulatory requirements, the independence, qualifications and appointment of the external auditors, the performance of both the external and internal auditors, management’s assessment and reporting on the effectiveness of internal controls and risk processes as they relate to financial reporting.

Also see Schedule 1 – Audit Committee Information in our AIF for the year ended December 31, 2021 (which you can access on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov), for information about the Audit Committee, including its charter, information about the independence, financial literacy, relevant education and experience of Audit Committee members, as well as Audit Committee policies and procedures for engaging the external auditors. The charter of the Audit Committee is available in the governance section of our website at BCE.ca.

KEY FUNCTIONS AND HIGHLIGHTS FOR 2021

The Audit Committee communicates regularly and directly with management and the internal and external auditors. The Audit Committee held five meetings in 2021. Time is set aside at each regularly scheduled meeting for the committee members to meet without management and the internal and external auditors, and to meet separately with each of management and the internal and external auditors.

The Audit Committee continued to focus on four key areas in 2021:

•	assessing the appropriateness of our financial reporting

•

reviewing the adequacy of policies and processes for internal control over financial reporting, material related party transactions, risks as they relate to financial reporting and compliance with laws and regulations that apply to us, including oversight of compliance with our Code of Business Conduct and security and environmental policies

•	monitoring the application of International Financial Reporting Standards (IFRS), in particular IFRS 15 and IFRS 16, and

•	overseeing all aspects of the internal and external audit functions.

FINANCIAL REPORTING

The Audit Committee meets to review the following documents with management and the external auditors and recommends them to the Board for approval:

•	our annual financial statements and quarterly interim financial reports

•	the related MD&A

•	our annual report on Form 40-F for U.S. purposes

•	our AIF

•	our earnings press releases, and

•	our Safe Harbour Notice Concerning Forward-Looking Statements.

This review is to provide reasonable assurance that:

•	the Corporation’s financial reporting is complete and fairly presented in all material respects, and

•

the accounting principles used to prepare our financial statements are appropriate, in particular where judgements, estimates, risks and uncertainties are involved, and we have provided adequate disclosure of material issues.

The Audit Committee also reviews new legal and regulatory initiatives that apply to us and the adoption, implementation and disclosure of new accounting standards. It also assesses the potential impact of choosing between accounting alternatives, when appropriate.

DISCLOSURE CONTROLS & PROCEDURES

The Audit Committee is responsible for overseeing management’s assessment of disclosure controls and procedures, related certifications provided by the President and CEO and the CFO and any related disclosures that may result from management’s assessment.

Under applicable rules, the Corporation is required to establish and maintain disclosure controls and procedures to ensure that the information we publicly disclose is accurately recorded, processed, summarized and reported in a timely manner. The Board has approved guidelines outlining the Corporation’s disclosure controls and procedures, as well as a written charter outlining the responsibilities, membership and procedures of the disclosure and compliance committee. This committee consists of officers and other key employees responsible for overseeing the accuracy and timeliness of the Corporation’s disclosure documents.

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As part of our disclosure controls and procedures, we have established a comprehensive process to support the annual and quarterly certifications required under applicable rules. Among other things, these certifications by the President and CEO and the CFO state that:

•	they are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures

•	they have evaluated the effectiveness of these disclosure controls and procedures

•	the Corporation’s annual financial statements, quarterly interim financial reports, related MD&A and the AIF do not contain any untrue statement of a material fact, and

•

the Corporation’s annual financial statements, quarterly interim financial reports and other financial information fairly present, in all material respects, the Corporation’s financial condition, results of operation and cash flows.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Audit Committee is responsible for overseeing management’s assessment of internal control over financial reporting (ICFR), related certifications provided by the President and CEO and the CFO and any related disclosures that may result from management’s assessment.

Management has established a comprehensive process to document ICFR and evaluate the effectiveness of such controls in compliance with applicable rules. Management has prepared a report on the effectiveness of ICFR as at December 31, 2021, which is filed as part of the Corporation’s annual report. This management report contains:

•	a statement of management’s responsibilities for establishing and maintaining adequate ICFR

•	a description of the framework used to evaluate, and management’s assessment of, the effectiveness of the Corporation’s ICFR, and

•	a statement that the external auditors have issued an opinion to the effect that the Corporation’s ICFR was effective as at December 31, 2021.

Regulations also require that the President and CEO and the CFO, in separate individual certificates, attest to the Corporation’s ICFR. The President and CEO and the CFO have certified that they have disclosed to the external auditors and the Audit Committee, based on their most recent evaluation of ICFR:

•

all significant deficiencies and material weaknesses, if any, in the design or operation of ICFR that are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and

•	any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s ICFR.

The Audit Committee met with management, our internal auditor and the external auditors, Deloitte LLP, over the course of 2021 to receive status reports on management’s documentation and assessment process. Management provides the Audit Committee with their report on their review of the design and operating effectiveness of ICFR as at December 31, 2021. No material weakness in the design or operation of ICFR was noted.

The Audit Committee will continue to regularly monitor management’s evaluation process and the effectiveness of our ICFR throughout 2022.

AUDIT FUNCTION

The Audit Committee is responsible for recommending to the Board the appointment of the external auditors and their compensation. The Audit Committee is directly responsible for:

•

evaluating the external auditors annually and comprehensively at least every five years, to make sure that they fulfill their responsibilities. The Audit Committee reviews the external auditors’ performance, as well as their qualifications, independence, internal quality control procedures, audit plans and fees, and

•

assessing the adequacy of the auditor independence policy and approving recommendations for changes to, and monitoring compliance with, the policy. This includes the process for approving in advance all audit and other services to be provided by the external auditors.

The Audit Committee also oversees the internal audit function.

This includes:

•	overseeing internal audit plans, staffing and budgets

•	evaluating the responsibilities and performance of the internal auditor, and

•	reviewing periodic internal audit reports and corrective actions being taken.

The Vice President, Audit and Risk Advisory Services, reports directly to the Chair of the Audit Committee.

RISK MANAGEMENT

The Audit Committee is responsible for oversight of the Corporation’s risks as they relate to financial reporting. For additional information, please see Risk oversight under section 6, entitled Corporate governance practices.

OTHER

The Audit Committee also reviews our compliance with respect to our environmental policies and carries out an annual evaluation of its performance with the Governance Committee, including a review of the adequacy of its charter.

The Audit Committee reported on these matters and on its activities to the Board.

Report presented March 3, 2022, by:

L.P. Pagnutti, Chair

K. Lee, M.F. Leroux, J. Tory, C. Wright

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7 Committee reports

7.2	Governance Committee report

The Governance Committee assists the Board in developing and implementing our corporate governance guidelines, identifying individuals qualified to become members of the Board and determining the composition of the Board and its committees, determining the directors’ remuneration, developing and overseeing an assessment process for the Board, our ESG strategy and disclosure and reviewing and recommending for Board approval our corporate policies concerning business conduct and ethics. The charter of the Governance Committee is available in the governance section of our website at BCE.ca.

KEY FUNCTIONS AND HIGHLIGHTS FOR 2021

The Governance Committee held seven meetings in 2021. The Governance Committee communicates regularly and directly with management. Time is set aside at each regularly scheduled meeting for the committee members to meet without management.

BOARD AND COMMITTEE COMPOSITION AND DIVERSITY

•

Reviewed the size and composition of the Board and its committees to ensure it continues to benefit from the range of skills, expertise and experience needed to function effectively and for sound succession planning

•	Proactively identified Board candidates with a view to ensuring the ongoing renewal of required competencies by the best possible talents

•	Recommended to the Board a new gender diversity target that going forward there be a minimum of 35% gender diverse directors.

BOARD EFFECTIVENESS AND BOARD ASSESSMENT

•

Oversaw the annual review of the effectiveness of the Board and of its committees and the assessment of the performance of each director and of the Board, the Board Chair, Board committees and each committee Chair

•	Reviewed the directors’ attendance record and compliance with the Board attendance policy.

DIRECTOR COMPENSATION AND SHARE OWNERSHIP GUIDELINE

Reviewed the adequacy and form of non-management directors’ compensation for serving on the Board and its committees, including the guideline for minimum share ownership, to ensure that it continues to be appropriate (refer to section 5, entitled Director compensation, for a complete description of the directors’ compensation and share ownership guidelines in 2021 and changes effective January 1, 2022).

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

•	Reviewed our ESG strategy, including our Bell for Better program

•	Conducted a deeper dive on climate change (including on Task Force on Climate-related Financial Disclosures commitments)

•	Recommended a carbon-neutral target for the Corporation

•	Broadened the scope of our ESG initiatives, emphasizing a direct link between ESG and our overall goals, strategic imperatives and corporate purpose.

GOVERNANCE BEST PRACTICES

•	Reviewed the independence of directors and our director independence standards; these standards are available in the governance section of our website at BCE.ca

•	Reviewed the financial literacy and expertise of the members of the Audit Committee

•	Considered board interlocks and the possible effect of any change in a director’s external directorships or principal occupation on such director’s suitability to continue to serve as a director

•	Reviewed the Board’s corporate governance principles and guidelines, including the majority voting policy for the election of directors

•	Performed an annual review of policies under the responsibility of the Governance Committee, including our Code of Business Conduct

•	Monitored developments in corporate governance best practices

•	Reviewed and recommended that the Board approve the circular, including the Board’s responses to the shareholder proposal, for the 2021 annual general meeting

•	Oversaw the manner in which our shareholders will exercise their voting rights at the meeting

•	Performed an annual review of our community investments

•	Reviewed the adequacy of the charter of the Board, the charter of the Governance Committee and the respective charters of every other committee of the Board.

OTHER

The Governance Committee reported on these matters and on its activities to the Board.

Report presented March 3, 2022, by:

M.F. Leroux, Chair

D.F. Denison, K. Lee,

R.C. Simmonds, C. Wright

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7.3	Risk and Pension Fund Committee report

The Risk and Pension Fund Committee has primary oversight responsibility for the Corporation’s enterprise risk governance framework as well as the key risks to which BCE is exposed. It also advises the Board on policies relating to the administration, funding and investment of the pension plans, pension funds and master trust funds. For the defined benefit arrangements, master trust funds are unitized pooled funds that the Corporation sponsors for the collective investment of its pension funds and the pension funds of its participating subsidiaries. For the defined contribution arrangements, various investment options are offered to members. The charter of the Risk and Pension Fund Committee is available in the governance section of our website at BCE.ca.

KEY FUNCTIONS AND HIGHLIGHTS FOR 2021

The Risk and Pension Fund Committee held four meetings in 2021. The Risk and Pension Fund Committee communicates regularly and directly with management. Time is set aside at each regularly scheduled meeting for the committee members to meet without management.

RISK MANAGEMENT

•	Review and monitor the Corporation’s enterprise risk governance framework and the policies, procedures and controls management uses to evaluate and manage key risks to which the Corporation is exposed

•	Review our Safe Harbour Notice Concerning Forward-Looking Statements

•	On a quarterly basis, received management updates on the COVID-19 pandemic, environmental matters and security incidents

•

Review and monitor the Corporation’s exposure to key risks that may result in significant operational, financial, legal or reputational impacts, except risks that remain under the primary responsibility of another committee of the Board, including: operational risk exposures such as the Corporation’s business continuity plans, work stoppage and disaster recovery plans, regulatory and public policy risks, information management and privacy risks, security risks, including information security, physical security and fraud, supply chain risks, oversight of vendor risks and environmental risks, and trends.

PENSION FUNDS OVERSIGHT

•	Review and monitor the performance of the pension funds and the application of investment policies and procedures. In particular:

•

establishing investment policies such as the allocation of the funds’ investments to various asset classes, the overall structuring of the pension fund assets and the selection of associated investment performance benchmarks

•	continuing to monitor and adjust the allocation of fund assets to ensure that an appropriate alignment with pension liabilities is maintained
•	Review and monitor the financial situation and required funding of the pension plans and, in particular, their sensitivity to the volatility of financial markets and to the valuation discount rates

•	Review and oversee the pension integration plans for any corporate acquisitions and the required amendments to those pension plans’ investment policies.

•	Review and monitor the overall structure of the investment process, including the periodic review of the performance of investment managers

•	Oversee and approve the investment options for defined contribution plan participants

•

Review the operating systems (including control systems and procedures for supervising and monitoring the operating systems) in place for carrying out our responsibilities as employer and administrator of the pension plans, pension funds and master trust funds.

OTHER

The Risk and Pension Fund Committee also carries out an annual evaluation of its performance with the Governance Committee, including the review of the adequacy of its charter.

The Risk and Pension Fund Committee reported on these matters and on its activities to the Board.

Report presented March 3, 2022, by:

C. Rovinescu, Chair

R.P. Dexter, S.A. Murray, L.P. Pagnutti,

K. Sheriff, R.C. Simmonds

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7 Committee reports

7.4   Compensation Committee report

The Compensation Committee is the human resources committee of the Board. The Compensation Committee assists the Board of Directors in its oversight responsibilities relating to compensation, nomination, evaluation and succession of the President and CEO, other officers and management personnel. In addition, the Compensation Committee oversees the Corporation’s compliance with workplace policies and practices. The charter of the Compensation Committee is available in the governance section of our website at BCE.ca.

Please refer to the section entitled Executive compensation, beginning on page 45, for a description of our compensation philosophy, policies and programs and how our President and CEO, our CFO and our three other most highly compensated executive officers are remunerated.

All members of the Compensation Committee have a thorough understanding of the principles and policies underlying executive compensation decisions. They acquired this through experience as heads of human resources of large publicly-traded corporations or as chairs, CEOs or EVPs of sizeable businesses operating within large publicly-traded corporations, as well as through other experience. All members serve or have served on compensation or human resources committees of other public companies or have extensive knowledge of the most important subjects related to executive compensation (such as leadership and succession planning, the development and oversight of incentive plans, the financial and market analysis of compensation plans, the negotiation of employment conditions and review of contracts). The table below demonstrates the breadth and balance of the expertise of the Compensation Committee members by highlighting their five most prominent skills related to compensation and human resources.

NAME	CEO/EVP/CHIEF HR OF OTHER CORPORATION	MEMBER/CHAIR OF HR COMMITTEE	DRAFTING/ REVIEW OF COMP. CONTRACTS	LEADERSHIP AND SUCCESSION PLANNING	DEVELOPMENT/ OVERSIGHT OF INCENTIVES	FINANCIAL AND MARKET ANALYSIS OF COMPENSATION	NEGOTIATION OF EMPLOYMENT CONDITIONS

D.F. Denison	✓	✓	✓	✓		✓

R.P. Dexter		✓		✓	✓	✓	✓

S.A. Murray	✓	✓	✓	✓			✓

C. Rovinescu	✓	✓	✓	✓			✓

J. Tory	✓	✓	✓	✓	✓

KEY FUNCTIONS AND HIGHLIGHTS FOR 2021

The Compensation Committee held five meetings in 2021. Time is set aside at each regularly scheduled meeting for the committee members to meet without management or advisors present.

COMPENSATION PHILOSOPHY, POLICIES & ARRANGEMENTS

The Compensation Committee is responsible for reviewing and approving the Corporation’s compensation philosophy, policies and specific Executive Officer arrangements.

The Compensation Committee has reviewed, determined and monitored:

•

executive compensation philosophy, policies and arrangements. These are further detailed under section 8, entitled The Board of Directors’ letter to shareholders, and section 9, entitled Compensation discussion & analysis

•	the Compensation Committee’s recommendation of the President and CEO’s performance and of the terms of their compensation to the independent directors of the Board for their approval

•

the President and CEO’s recommendation of the performance of the other executive officers, including the review of their personal leadership development plans and the determination of their annual short-term incentive awards and other compensation components

•	benefit plans under the Compensation Committee’s authority

•	equity programs and grant policies

•

equity-based grants for in-year promoted employees and new hires. Key terms of equity-based plans are disclosed under section 9, entitled Compensation discussion & analysis, and section 11, entitled Compensation of our named executive officers

•	developments related to executive compensation.

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RISK MANAGEMENT

The Compensation Committee is responsible for reviewing and monitoring the Corporation’s exposure to risk related to its executive compensation practices and policies and means to mitigate these risks.

The Compensation Committee has evaluated the risk associated with our executive compensation programs and is comfortable that executives are not encouraged to take undue risk on behalf of BCE for personal financial gain. A detailed discussion of our risk assessment can be found in section 9.3, entitled Compensation risk management.

SUCCESSION PLANNING

A critical responsibility of the Compensation Committee is to ensure that a comprehensive succession plan is in place for the Corporation’s leadership team. To achieve this, the Compensation Committee meets annually with the President and CEO to review and update the succession plan for all executive officers, including the President and CEO position.

The plan identifies:

•	potential successors for each executive and highlights any personal development required for each candidate to be fully prepared to take on the position

•	if appropriate, any candidates who could assume critical leadership roles in the short term should unexpected events leave such roles vacant earlier than expected.

The executive succession plan is fully integrated with the Corporation’s overall succession planning process, which covers all key management positions and ensures a strong pipeline of talent is developed at all levels in the organization. As such, the plan presented to the Compensation Committee is the culmination of an extensive process performed within each business unit and function and integrated at the cross-company level. This includes the identification of key talent, the roles they may be able to assume in the future, and their development plan to prepare for these roles. This may include development moves to other positions, internal or external courses, and close on-the-job mentoring. If no strong internal succession candidates are identified, an external search may be launched. Twice a year, all members of the senior management team are reviewed by the President and CEO and their direct reports in order to provide an integrated and balanced view of talent, to review our progress against our diversity and inclusion plans across the Corporation and to ensure development plans are on track.

In addition to the regular annual review, key executive talent and succession plans are discussed by the Compensation Committee throughout the year, including, for example, as part of the performance reviews used to determine executive compensation.

The Compensation Committee has reviewed:

•	the appointment or resignation of officers and the consequent compensation changes to ensure that they are appropriate in relation to both external and internal benchmarks

•	proposed major changes in organization or talent with the President and CEO

•	the talent pipeline and plans for ensuring appropriate succession for officers and other senior management personnel with the President and CEO.

DIVERSITY AT THE SENIOR LEADERSHIP LEVEL

BCE believes it is important to have a diverse Board and senior leadership team, as this attracts top talent, leads to better performance and reflects the diversity of our employees, customers and shareholder base.

We remain committed to fostering an inclusive, equitable and accessible workplace where all employees feel valued, respected, supported and have the opportunity to reach their full potential.

Established in 2014, the Diversity Leadership Council is led by Bell’s Chief Human Resources Officer and Executive Vice President of Corporate Services and includes executive representation from each of Bell’s business units. Members of the Council are responsible for developing and implementing formal recruitment, retention and talent development strategies within their business units to increase the number of diverse individuals in the leadership pipeline. The Diversity Leadership Council monitors progress against this goal and annual reports are presented to the Council.

In seeking to foster diversity at the executive officer level (the President and CEO and their most senior direct reports), the Compensation Committee considers a number of factors, including gender, age, geography, background and other factors related to individual diversity.

In step with our overarching corporate objective to improve gender diversity across levels, including in our senior leadership, Bell is a signatory to the Catalyst Accord 2022 and a member of the 30% Club, which aim to increase the proportion of women within executive leadership positions and serving on Canadian corporate boards to at least 30%. In 2021, Bell exceeded the target with 33% women in executive positions and we continue to progress towards our next goal of at least 35% gender diverse executives (vice president level and above) by 2023.

In 2020, BCE committed to taking meaningful actions to address impacts of systemic racism on Black, Indigenous and People of Colour (BIPOC) at our company and in our communities. This included setting a new target for BIPOC representation on our senior management team of at least 25% by 2025, and a target of 40% BIPOC representation in our graduate and intern hires.

BCE’s objectives do not specifically focus on executive officer positions only due to the small size of this group. Additionally, due to the small size of the group and reliance on self-reporting, representation targets are not reported for executive officers for members of visible minorities, Indigenous peoples and persons with disabilities.

As of December 31, 2021, women hold 33% of all executive positions, members of visible minorities held 14%, Indigenous peoples 2%, and persons with disabilities 4%. Moreover, 21% of executive officer positions were held by women (3 of 14); 21% (3 of 14) by members of visible minorities; 0% (0 of 14) by Indigenous peoples; and 7% (1 of 14) by persons with disabilities. In the first quarter of 2022, there are three departures and an appointment at the executive officer level. These changes result in projected increased representation to 33% of executive officer positions held by women (4 of 12) as of April 2022.

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7 Committee reports

Bell Canada has been recognized as one of Canada’s Top 100 Employers (2021), Canada’s Best Diversity Employers (2021), Canada’s Top Employers for Young People (2021), Montréal’s Top Employers (2021), Canada’s Top Family-Friendly Employers (2021), and TalentEgg’s Special Award for Social Responsibility in Recruiting (2020), underscoring BCE’s commitment to fostering an inclusive workplace for all employees. Notably, Bell has been recognized as one of Canada’s Best Diversity Employers consecutively since 2017. The award recognizes successful diversity initiatives and programs for employees from the following groups, namely: women; BIPOC; persons with disabilities; and the LGBTQ+ community.

Bell is a member of a number of prominent organizations that support the advancement of women and BIPOC in the workplace, including Catalyst, 30% Club and Women in Communication and Technology, The Women in Tech Network, Black Professionals in Technology Network, Onyx Initiative, Indigenous Works and Ascend.

The Compensation Committee reviewed management’s diversity, equity and inclusion strategy and believes that BCE’s approach ensures sustainable progress with regard to diversity, equity and inclusion.

SERVICES RENDERED BY COMPENSATION CONSULTANTS

Hugessen Consulting Inc. was retained by the Compensation Committee in 2021 to provide independent advice, analysis, and expertise to the Compensation Committee with respect to compensation of executive officers, including evaluation of competitiveness of pay, market insights and compensation trends. Hugessen does not provide any other services to management of the Corporation.

COMPENSATION ADVISORY SERVICES – RELATED FEES

The table below summarizes the aggregate fees paid to the compensation advisors for services they provided in 2020 and 2021.

	EXECUTIVE COMPENSATION RELATED FEES ($)			ALL OTHER FEES ($)

ADVISOR	2020	2021		2020	2021

Hugessen	229,306	223,992	(1)	0	0

(1) Includes fees paid to Hugessen Consulting Inc. in 2021 for services related to independent review of Board of Director Compensation.

INDEPENDENCE OF COMPENSATION CONSULTANTS

None of our executive officers has any affiliation or relationship with Hugessen. Hugessen has confirmed that the fees received from BCE in 2021, relative to the aggregate fees received from all of their clients in 2021, are not of such magnitude as to compromise their independence from BCE or its management.

The executive compensation recommendations the Compensation Committee makes to the Board are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Hugessen.

COMPLIANCE AND GOVERNANCE

The Compensation Committee has reviewed and monitored:

•	the “Say on Pay” voting results obtained at the Annual General Shareholder Meeting and related feedback received from shareholders

•	the share ownership requirement compliance by executive officers and monitoring of interim measures if requirements are not met

•	this report of the Compensation Committee and the Compensation discussion & analysis and Compensation of our named executive officers disclosure

•	our employee survey results

•

compliance with workplace policies and practices (including health and safety policies, policies ensuring a respectful workplace free from harassment and policies ensuring a diverse and inclusive workplace).

OTHER

The Management Resources and Compensation Committee also carries out an annual evaluation of its performance with the Governance Committee, including the review of the adequacy of its charter.

The Management Resources and Compensation Committee reported on these matters and on its activities to the Board.

Report presented on March 3, 2022, by:

D.F. Denison, Chair

R.P. Dexter, S.A. Murray, C. Rovinescu, J. Tory

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Executive compensation

Executive compensation This section describes our compensation philosophy, policies and programs and provides the details on the compensation of our named executive officers (NEOs).

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8 The Board of Directors’ letter to shareholders

8    The Board of Directors’ letter to shareholders

Dear fellow shareholders:

On behalf of the Compensation Committee and the Board, we are pleased to share with you our approach to executive compensation, including the framework we have used to make our compensation decisions for 2021.

OUR APPROACH TO EXECUTIVE COMPENSATION

BCE remains focussed on a pay-for-performance approach to compensation for all team members, including our executive team. This philosophy supports the execution of Bell’s 6 Strategic Imperatives and our commitment to grow long-term value for our shareholders as we achieve our purpose of “Advancing how Canadians connect with each other and the world.” The alignment between shareholder value creation and the compensation of our executives is reflected in our annual “Say on Pay” advisory vote which received strong support last year with 95.2% of the votes cast in favour of our executive compensation program.

Our executive compensation program also reflects BCE’s commitment to moving forward with positive ESG through Bell for Better. Executive compensation is directly linked to the clear and achievable sustainability targets set by the Board of Directors for Bell for Better through the Annual Incentive Plan (AIP). ESG metrics represent 15% of the Strategic Imperative score (which is 40% of the corporate performance index) in 2021 and that value will increase to 30% in 2022. For additional details please see page 58, under 2021 Corporate Performance Index.

FINANCIAL AND OPERATIONAL PERFORMANCE HIGHLIGHTS

BCE’s compensation decisions for 2021 reflect the strong financial and operational performance of the BCE team keeping Canadians connected and informed, and assisting in the economic recovery from COVID-19.

FINANCIAL PERFORMANCE HIGHLIGHTS

In 2021, we achieved year-over-year net earnings growth of 7.2% reflecting our strong operational execution as we continued to recover from the effects of the COVID-19 pandemic.

Key highlights of BCE’s financial performance in 2021 are as follows:

•

We delivered $8,008 million of cash flows from operating activities and $2,995 million of free cash flow (1) in 2021, supporting the 2021 BCE dividend increase and the continued investments in our key capital projects and strategic initiatives

•

BCE operating revenues grew 2.5%, over last year, reflecting our strong operational execution as we continued to recover from the effects of the COVID-19 pandemic and includes the unfavourable retroactive impact of the Q2 2021 Canadian Radio-television and Telecommunications Commission (CRTC) decision on wholesale high-speed Internet access services of $44 million

•

BCE’s adjusted EBITDA (1) grew by 3.0% in 2021, compared to 2020, attributable to growth across all three segments and includes the unfavourable retroactive impact of the Q2 2021 CRTC decision on wholesale high-speed Internet access services of $44 million. This resulted in an adjusted EBITDA margin (2) of 42.2% in 2021, which represented a 0.2 point increase over last year

•

Adjusted EPS (1) of $3.19 in 2021 compared to $3.02 in 2020 (and statutory EPS of $2.99 in 2021 compared to $2.76 in 2020) reflects higher adjusted EBITDA, higher other income and lower impairment of assets primarily at our Bell Media segment, partly offset by higher income taxes, lower net earnings from discontinued operations, higher depreciation and amortization, and higher severance, acquisition and other costs.

Following a successful year of financial and operating performance, we are able to increase the dividend in 2022 by 5.1%, bringing the annual dividend to $3.68 per share. The 2022 dividend increase represents the eighteenth increase to BCE’s annual common share dividend since 2009, totalling a 152% increase. This is BCE’s 14th consecutive year of 5% or better dividend growth.

(1)

Free cash flow is a non-GAAP financial measure, adjusted EBITDA is a total of segments measure and adjusted EPS is a non-GAAP ratio. These financial measures do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EPS as adjusted net earnings per BCE common share. Refer to section 11, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) of BCE’s annual management’s discussion and analysis for the year ended December 31, 2021 included on pages 121 to 125 of BCE’s 2021 annual report for more information concerning these measures including, in the case of adjusted EBITDA, a reconciliation to net earnings being the most comparable IFRS financial measure and for free cash flow, a reconciliation to cash flows from operating activities being the most comparable IFRS financial measure.

(2)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

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8 The Board of Directors’ letter to shareholders

OPERATIONAL PERFORMANCE HIGHLIGHTS

In 2021, the BCE team demonstrated commitment to lead, going above and beyond for our customers, colleagues and community. In a year that continued to present challenges, the BCE team made a real impact by rallying around our shared purpose to advance how Canadians connect with each other and the world. With this dedication, we achieved strong execution of Bell’s 6 Strategic Imperatives.

PROGRESS ON 6 STRATEGIC IMPERATIVES HIGHLIGHTS

•

Lowered BCE share of Commission for Complaints for Telecom-television Services (CCTS) complaints by 5 points, and lowered the number of complaints by 5.2% vs. a 9% increase in the number of total industry complaints

•	Launched proactive network outage notifications for customers across multiple platforms

•	Expanded Move Valet service to the Atlantic region

•	Launched the Home Hub 4000 modem improving the in-home WiFi experience
•	Announced Cloud partnerships with Amazon Web Services, Inc. (AWS) and Google

•	Delivered an additional 610k fibre to the premises (FTTP) locations passed

•	Completed our wireless to the premises (WTTP) program one year ahead of time reaching 1 million locations passed

•	70% Canadian population coverage with 5G

•	Record Bell Let’s Talk Day interactions of 159 million and an additional $7,958,671.75 committed to Mental Health

•	Developed a robust ESG strategy and launched Bell for Better

•	Employee Engagement reached 76%.

Additional details on BCE’s financial and operational performance in 2021 can be found under section 9.6, entitled 2021 Compensation elements, under the heading 2021 Corporate Performance Index and section 10, entitled President and CEO compensation.

ORGANIZATIONAL CHANGES IN 2021 AND 2022

Following Mirko Bibic’s appointment as President and CEO in 2020, a number of changes were made to the senior leadership team, including the changes summarized below for 2021:

•	Group President, Wade Oosterman assumed operational responsibility for Bell Media following the departure of Randy Lennox, President Bell Media

•	Robert Malcolmson was promoted to EVP & Chief Legal and Regulatory Officer, reporting to M. Bibic

•	Devorah Lithwick was appointed to Senior Vice President & Chief Brand Officer, reporting to M. Bibic

•	Karine Moses became Senior Vice President, Bell Media Content & News while retaining her responsibilities as Vice Chair, Québec.

Since year end, additional departures and appointments were announced:

•	Nikki Moffat was promoted to Chief Human Resources Officer and EVP, Corporate Services following the retirement of Bernard le Duc in January 2022

•

Blaik Kirby was appointed to the new role of Group President, Consumer and Small & Medium Business, and Claire Gillies was appointed to the expanded role of EVP & President, Consumer Marketing, while Rizwan Jamal, formerly President of Bell Residential & Small Business departed Bell in Q1 2022

•	Stephen Howe took on the expanded role as Chief Technology and Information Officer, and Mike Cole, Bell’s Chief Information Officer departs at the end of Q1, 2022.

Together with Mirko Bibic and Glen LeBlanc, Wade Oosterman, John Watson and Blaik Kirby are BCE’s named executive officers (NEOs).

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8 The Board of Directors’ letter to shareholders

OUR 2021 COMPENSATION PROGRAM

BCE’s compensation policies and programs are reviewed regularly to ensure they are still competitive, linked to performance and aligned with shareholders’ interests.

BASE SALARY

Our target positioning for base salaries is at the 50th percentile of our comparator group. Salaries are reviewed from time to time and adjusted to reflect increases in responsibilities and market trends. Consideration is also given to experience, performance and internal equity.

ANNUAL SHORT-TERM INCENTIVE PLAN

Our annual short-term incentive plan is designed to reward achievement on critical financial metrics (adjusted EBITDA, revenue and free cash flow) and operating metrics.

The operational metrics of BCE’s AIP are assessed based on BCE’s goal: Advancing how Canadians connect with each other and the world, and our 6 Strategic Imperatives:

•	Build the best networks

•	Drive growth with innovative services

•	Deliver the most compelling content

•	Champion customer experience

•	Operate with agility and cost efficiency

•	Engage and invest in our people and create a sustainable future.

In 2021, results against these imperatives accounted for 40% of the corporate performance index, up from 25% in 2020. This change highlights the importance of our Strategic Imperatives on BCE’s strategy and our Bell for Better commitment to sustainable growth.

In 2021, the Corporation delivered revenue, adjusted EBITDA and free cash flow all within financial guidance target ranges and maintained solid performance on the 6 Strategic Imperatives. Consequently, we approved a corporate performance index of 105% out of a possible 150%. This index accounts for 70% of the annual short-term incentives paid out to executive officers, while personal performance accounts for the remaining 30%.

LONG-TERM INCENTIVE PLAN

Our Long term incentive plan is designed to reward the creation of value for our shareholders while providing a vehicle to attract and retain talented and skilled executives.

The 2019 PSU grants, which vested in 2021, achieved 107% payout with free cash flow results to support our dividend increase and the continued investments in our key capital projects and strategic initiatives.

As noted last year, the 2021 LTIP is comprised of 50% RSUs and 50% PSUs and a relative TSR performance metric was introduced in addition to a free cash flow metric for the PSUs. Relative TSR, weighted at 50% of the PSUs, is compared to median TSR of a peer group of eight North American telco companies (Rogers Communications Inc., TELUS Corporation, Shaw Communications, Cogeco Communications Inc., Quebecor Inc., AT&T, Verizon, Comcast), chosen based on industry relevance, capital market competitors and investment characteristics. The new LTIP mix applies to all executives, including the President and CEO and all EVPs. No stock options were granted in 2021.

2021 CEO COMPENSATION

M. Bibic’s actual total compensation for 2021 was $11.1 million. This is an 18% increase in actual total compensation for the President and CEO over 2020 as a result of the strong corporate performance index result for 2021 and M. Bibic’s strong operational performance as reflected in his individual performance index for 2021. As noted last year, no changes were made to M. Bibic’s base salary or long term incentive award in 2021.

Additional details on the President and CEO’s 2021 accomplishments can be found in section 10, entitled President and CEO Compensation as well as the look-back table which sets out the actual value received by the President and CEO in 2021 and over the past five years compared to the value received by our shareholders and demonstrates the alignment between the compensation for NEOs and shareholder value.

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8 The Board of Directors’ letter to shareholders

LOOKING AHEAD TO 2022

ANNUAL SHORT-TERM INCENTIVE PLAN

ESG METRICS

ESG related measures are included within the Strategic Imperatives component of the Corporate Performance Index in the Annual Short-Term Incentive Plan. As described further under the heading Annual Short-Term Incentive in section 9.6, entitled 2021 Compensation elements, most of these measures are included within the metrics evaluating the “Engage and Invest in our People” imperative, which represents 15% of the total Strategic Imperatives score.

ESG is further integrated into the Strategic Imperatives in the 2022 AIP plan under the expanded new Strategic Imperative “Engage and Invest in our People and Create a Sustainable Future”, which represents 20% of the total Strategic Imperatives score. In addition, ESG related metrics have been incorporated into each of the remaining Strategic Imperatives, which is reflective of how ESG is embedded into the overall strategy of the business. ESG is targeted to represent, in aggregate, at least 30% of the total Strategic Imperatives score in 2022.

INDIVIDUAL PERFORMANCE INDEX

Currently, the individual performance index of the Annual Short-Term Incentive ranges from 0 to 3x target for all participants in the plan. For NEOs a matrix has been established measuring performance on leadership and results against objectives, which for strong performers has tended to result in index numbers above 2x target. For 2022 this is being restructured to bring the incentive aligned to market practice of having the individual leverage around target more aligned to that of the corporate performance factors. In assessing competitive compensation the Committee was aware of the higher leverage and would take this into account in setting target pay. With the reduction in the leverage, adjustments are being made to target pay to maintain the expected pay being delivered at comparable levels of performance.

CONCLUSION

The responsibility for executive compensation rests with the Board, and we confirm that we fully understand the long-term implications of the executive compensation decisions we make and the programs we approve.

Members of the Compensation Committee will be present at the meeting to answer any questions you may have about executive compensation. Alternatively, shareholders can reach us through the Corporate Secretary’s Office or the Investor Relations Group at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353. Our approach to executive compensation supports the execution of the Corporation’s strategy, and we remain committed to developing the compensation policies and programs that will continue to produce the results that deliver value to you, our shareholders.

Gordon M. Nixon	David F. Denison
Chair of the Board	Chair of the Compensation Committee

March 3, 2022

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9 Compensation discussion & analysis

9	Compensation discussion & analysis

This section describes our compensation philosophy, policies and programs and discusses the compensation provided in 2021 to our President and CEO, our CFO and our three other most highly compensated executive officers. In 2021, these executive officers continued to grow and contribute to the success of Bell. They are referred to in this document as the “NEOs” and are as follows:

•	Mirko Bibic, President and CEO, BCE Inc. and Bell Canada

•	Glen LeBlanc, EVP and Chief Financial Officer, BCE Inc. and Bell Canada

•	Wade Oosterman, President, Bell Media and Vice Chair, Bell Canada and BCE Inc.

•	John Watson, Group President, Customer Experience

•	Blaik Kirby, Group President, Consumer and Small & Medium Business

9.1	Overall objective of the executive compensation program

Our executive compensation program is based on a pay-for-performance philosophy. The overall goal is to create sustainable value for shareholders by:

•	attracting, motivating and retaining the executive officers needed to drive the business strategy, and

•	rewarding them for financial and operating performance and leadership excellence.

9.2	Setting executive compensation

The following chart illustrates BCE’s compensation governance structure and roles and responsibilities in setting and administering executive compensation.

BOARD OF DIRECTORS

Engage with shareholders and oversee BCE's compensation policy and components

SHAREHOLDERS

Provide feedback related to executive compensation matters through "Say on Pay"

AUDIT COMMITTEE

GOVERNANCE COMMITTEE

RISK AND PENSION FUND COMMITTEE

COMPENSATION COMMITTEE

- Oversees, and recommends for approval by the Board, the Corporation's executive compensation philosophy, policies, programs and grants of equity-based compensation
- Reviews with the President and CEO any proposed major changes in organization or personnel, including the succession plan
- Reviews any proposed major changes in the Corporation's benefit plans and recommends for approval any change requiring Board approval
- Reviews annually with the members of the Board the performance of the President and CEO and other executive officers
- Recommends annually to the members of the Board all forms of compensation for the President and CEO and other officers
- Reviews the Corporation's executive compensation disclosure for inclusion in the Corporation's public disclosure documents
- Reviews and monitors the Corporation's exposure to risk associated with its executive compensation and policies and identifies practices and policies to mitigate such risk
- Seeks advice from independent compensation consultants on emerging trends in executive compensation and, when considered advisable by the Compensation Committee, other professional advice to enable the Compensation Committee to function independently of management

MANAGEMENT

- Proposes the elements of a compensation program that supports a performance culture without undue risk taking
- Implements the processes required to administer the program
- Manages the process to establish performance objectives and to measure individual and corporate performance against set objectives
- Provides the Compensation Committee with an assessment of the results achieved by each of the executive officers, as well as an assessment of the leadership attributes each demonstrates in fulfilling their roles and responsibilities
- Recommends to the Compensation Committee the base salary as well as the annual short- and long-term incentive award levels for the officers of the Corporation
- Proposes the succession plan for the officers of the Corporation
- Continuously monitors the regulatory environment and market practices and informs the Compensation Committee about any developments

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BENCHMARKING AND COMPARATOR GROUP

To ensure the competitiveness of the compensation provided to our executives, the Compensation Committee regularly reviews the compensation for similar executive positions at other companies with whom we compete for talent (our comparator group).

A full benchmarking study of all executive positions, including the NEOs, using our comparator group presented below is conducted every two years. The results of the last review completed with Hugessen showed that our executive pay is well aligned to our executive compensation policy, which targets total compensation to be positioned at the 60th percentile of our comparator group for strong performers.

Our current comparator group is designed to be representative of the Canadian marketplace while avoiding overweighting any particular industry. As a result, we do not include more than three companies from any particular industry. We regularly review the composition of our comparator group to ensure that the companies continue to reflect our context in terms of size, revenues, market capitalization and complexity. A full review of the benchmark and comparator group is underway in 2022, and any changes will be disclosed in 2023.

The Compensation Committee uses our comparator group to benchmark the value of executive total compensation, base salary, short- and long-term incentives, benefits, retirement programs and perquisites. The comparator group of 19 companies, the rationale for its use and comparative financial information are outlined in the two tables below.

DESCRIPTION	RATIONALE FOR USE	LIST OF COMPANIES

Represents a select sample of the largest Canadian companies based on revenues and market capitalization and offers a similar representation of industries	Ensures the competitiveness of our executive compensation by comparing it to that offered at companies that are similar to us in terms of complexity, including size, revenues and market capitalization, and that compete with us for key talent. The balanced representation of industries ensures that our comparator group is representative of the marketplace in which we compete for talent	●	Alimentation Couche-Tard Inc.
		●	Barrick Gold Corporation
		●	Bombardier Inc.
		●	Canadian National Railway Company
		●	Canadian Tire Corp. Ltd.
		●	CGI Group Inc.
		●	Enbridge Inc.
		●	Loblaw Companies Ltd.
		●	Magna International Inc.
		●	Manulife Financial Corporation
		●	Nutrien Ltd.
		●	Quebecor Inc.
		●	Rogers Communications Inc.
		●	Royal Bank of Canada
		●	Suncor Energy Inc.
		●	Teck Resources Ltd.
		●	TELUS Corporation
		●	The Toronto-Dominion Bank
		●	TC Energy Corporation

COMPARATIVE FINANCIAL INFORMATION AND INDUSTRY DISTRIBUTION OF COMPARATOR GROUP

BCE – DECEMBER 31, 2021 RESULTS

TOTAL REVENUE ($M)	MARKET CAPITALIZATION ($M) (1)	NET EARNINGS ($M)	DIVIDEND YIELD (2)	EMPLOYEES

23,449	59,821	2,892	5.3%	49,781

(1)	BCE’s common share price at the end of the year multiplied by the number of common shares outstanding at the end of the year.

(2)	Annualized dividend per BCE common share divided by BCE’s share price at the end of the year.

The comparator group information is just one of the factors the Compensation Committee takes into consideration when making recommendations to the Board with regard to target executive compensation. The Compensation Committee also considers:

•	the relative pay levels among our most direct industry competitors

•	the relative size, scope and complexity of comparator businesses

•	BCE’s relative performance against these comparators, and

•	internal equity across the Corporation and between different levels within the Corporation.

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A similar approach and philosophy to setting target compensation is used for all levels within the organization to ensure competitive and fair compensation.

9.3	Compensation risk management

Our Risk Advisory Services (corporate risk management) group conducted their annual compensation risk evaluation process to ensure that our compensation policies and practices do not encourage executives to take undue risk on behalf of the Corporation for personal financial gain.

FIVE-PILLAR FRAMEWORK

The risk factors identified across the five pillars form the focus of the risk assessment associated with compensation policies and practices. Each risk factor is considered in the context of specific plan design characteristics and relevant risk mitigation practices in order to reach a conclusion on the residual risk exposure.

OUR ASSESSMENT IDENTIFIED NO RISKS ASSOCIATED WITH OUR COMPENSATION POLICIES AND PRACTICES LIKELY TO HAVE A MATERIAL ADVERSE EFFECT ON THE CORPORATION

We recognize that long-term growth and value creation can only be achieved within an acceptable level of risk. We ensure our compensation policies and practices reward executives for short-, medium- and long-term decision making and performance but do not encourage undue risk taking or produce excessive compensation levels. We also ensure our policies and practices reflect best practices in terms of market trends and governance standards. The following are key risk mitigation policies that are part of the annual risk assessment and our approach to sound compensation management at BCE.

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OVERVIEW OF COMPENSATION AND RISK GOVERNANCE POLICIES AT BCE

WHAT WE DO

Use external independent consultants to assess our executive compensation programs to ensure they are aligned with shareholder and corporate objectives, best practices and governance principles.

Incorporate caps on the annual short-term incentive payouts, long-term incentive grants and executive pension plans to prevent excessive compensation levels.

Incorporate risk mitigation mechanisms (1) into incentive programs and compensation policies to minimize the likelihood that executives will take undue risks to enhance their remuneration.

Balance short- (annual short-term incentive), and long-term (RSUs and PSUs) incentives to align compensation to the risk horizon for each compensation component.

Offer a pay mix that emphasizes performance, with 82% of NEO target total direct compensation being at risk and tightly linked to BCE’s performance.

Enforce an incentive compensation clawback policy and forfeiture provisions (2).

Enforce a post-employment hold requirement for the President and CEO.

Impose material share ownership requirements and offer the possibility to convert incentive payouts into DSUs, which further aligns executives’ interests with those of our shareholders.

Maintain a pre-clearance process for the President and CEO and all EVPs to protect against insider trading and trading during blackout periods.

Ensure that the Compensation Committee is comprised of independent members to avoid compensation-related conflicts of interest.

Offer our shareholders an opportunity to provide input to the Board regarding our executive compensation practices and levels via our annual “Say on Pay” advisory vote.

WHAT WE AVOID

Maintaining or reducing performance target levels for incentive plans. Steadily increasing performance levels must be achieved to realize payouts year after year.

Paying out incentives if they are not commensurate with performance results. The Board and the Compensation Committee have discretionary powers to alter incentive payouts when unexpected circumstances arise.

Setting performance targets for incentives without appropriate stress testing.

Offering compensation exceptions to NEOs without appropriate Board approval.

Offering single trigger change-in-control (CIC) rights to our executives (3).

Allowing hedging of the economic exposure of BCE securities by any insiders, including directors and executives. BCE’s anti-hedging policy prohibits any kind of hedging the effect of which is to alter the insider’s economic interest in securities of BCE, or the insider’s economic exposure to BCE. As share ownership requirements and the long-term incentive plan align shareholder and executive interests, these restrictions ensure this alignment is fully maintained.

Including unvested and unexercised long-term incentives in share ownership calculations.

Guaranteeing variable incentive payouts.

(1)

The main risk mitigation mechanisms include: incorporating a balanced and diversified combination of performance metrics for incentive plans to protect against one particular metric being promoted at the expense of overall health of the business, emphasis on long-term incentives with three-year vesting cycles in the executive pay mix to discourage undue short-term risk taking and eliminated the use of options beginning in 2021.

(2)

The President and CEO as well as all EVPs have a clawback clause in their employment agreements that provides for the Corporation, at its discretion, to clawback a portion of cash and equity compensation awarded to them as well as to obtain reimbursement for a portion of the gains realized on the exercise of options granted to them after their appointment (stock options have been eliminated as of fiscal 2021 but stock options issued in the past can be exercised, upon vesting and prior to their expiry. 2020 was the last year options were granted and 2030 will be the last year in which option grants can be exercised).

The clawback is enforceable if there is a financial restatement due to gross negligence, intentional misconduct or fraud during the 24 months preceding the restatement, and where it is determined that the cash or equity awards paid would have been lower had the restatement occurred prior to the payment of such awards. The clawback for the CEO is enforceable in the event of conduct that the Board determines would constitute cause to terminate the CEO.

All stock option holders are subject to a clawback clause if they engage in prohibited behaviours.

In the event of termination for cause, an individual forfeits all vested and unvested options and unvested RSU and PSU grants.

(3)

The double-trigger CIC policy requires a CIC and termination for reasons other than for cause or resignation for good reason for 18 months post CIC. This prevents the Corporation from being obliged to pay termination benefits during a CIC if an executive’s employment is not terminated as part of the CIC. More information can be found in section 11.6, entitled Termination and change-in-control benefits.

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9.4	Compensation policy and components

To achieve our objective, we use three key elements of compensation with target positioning for base salary at the 50th percentile and for total compensation at the 60th percentile for strong performers of what is paid in the competitive market for similar positions, with greater focus on pay-for-performance and long-term components. Actual compensation may be set above or below target positioning depending on a number of factors, including performance, experience and internal equity. Consideration is also given to pay levels among our most direct competitors within our comparator group and their relative size, scope and complexity.

	PRIMARY OBJECTIVE	WHAT DOES THE COMPENSATION ELEMENT REWARD?	HOW DOES THE COMPENSATION ELEMENT FIT INTO THE OVERALL OBJECTIVE?	FORM OF PAYMENT

Annual Base Salary	Provides a market-competitive fixed rate of pay	The scope and responsibilities of the position and the specific skills needed to fulfill them	Provides a vehicle to attract and retain skilled executives who can deliver on our overall goal while keeping the emphasis on rewarding actual performance	Cash

Annual Short-Term Incentive	Incents performance against our annual corporate and individual objectives	The achievement of our annual objectives	Provides a vehicle to reward actual performance against objectives that are designed to support our overall corporate targets	Choice of cash and/or DSUs • Payment in DSUs further aligns the interests of executives and shareholders as DSUs are payable only upon cessation of employment

Equity-Based Long-Term Incentive Plan	Aligns long-term interests of executives and shareholders	The creation of shareholder value	Provides a vehicle to attract and retain skilled executives while rewarding the achievement of our overall goal of creating sustained shareholder value

RSUs (50%)

• Aligns executives’ interests to share return growth

PSUs (50%)

• Aligns executives’ interests with shareholder return relative to peers, and free cash flow, which enables continued investment and returns

We also offer competitive pension, benefits and perquisites to promote the hiring and retention of qualified executives. These components are evaluated regularly as part of our benchmarking study. They are discussed in section 9.6, entitled 2021 Compensation elements, under the heading Pension, benefits and perquisites.

9.5	2021 Named executive officers’ target pay at risk

82% |	2021 Average NEO target pay at risk

Our commitment to aligning pay to performance leverages a compensation mix that includes short and long-term components. The graph below illustrates that we emphasize pay at risk over fixed pay to ensure that executive remuneration is aligned with corporate performance over the short- and long-term. On average, 82% of target NEO compensation is at risk.

2021 TARGET PAY AT RISK (1)

(1)

Based on 2021 actual base salary. Pay at risk is annual short-term incentive plan, RSU awards and PSU awards. At-risk components are based on target levels. Excludes pension and other compensation elements.

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9.6	2021 Compensation elements

BASE SALARY

The Compensation Committee recommends for Board approval the base salary of each executive officer that reflects the scope and responsibilities of the position, the executive officer’s performance and experience, the positioning of their base salary and total compensation versus the comparator group (targeted at the 50th percentile on base salary), and internal equity.

To ensure individual accountability and higher levels of performance, base salaries offered to all executives have been adjusted only to reflect sustained performance levels as well as an increase in responsibilities or job scope.

ANNUAL SHORT-TERM INCENTIVE

The annual short-term incentive applicable to the President and CEO and all executive officers has two components:

•

In order to reinforce our One Company/One Team concept, 70% of the executive officers’ annual short-term incentive award is based on the achievement of common corporate objectives. They are based on financial targets and quantitative strategic objectives related to each of our 6 Strategic Imperatives

•

In order to assess and reward leadership behaviours demonstrated by the executive in the achievement of business unit and overall corporate results, 30% of the executive officers’ annual short-term incentive award is based on individual performance.

SHORT-TERM INCENTIVE TARGETS

The short-term incentive targets for executive officers are reviewed regularly to ensure they remain competitive with market peers. The short-term incentive targets for NEOs of 150% for the President and CEO and 100% for the other NEOs remained unchanged in 2021 from 2020 levels.

CORPORATE PERFORMANCE INDEX

Corporate performance objectives account for 70% of the weighting of the annual short-term incentive award. At the beginning of each year, the Compensation Committee recommends for approval by the Board the Corporation’s financial and operating objectives used to determine the corporate performance objectives. The Compensation Committee reviews corporate performance from year to year, ensuring a consistent difficulty in achieving targets is maintained in light of the Corporation’s progress and the competitive environment.

At the end of each year, the Compensation Committee and the Board evaluate the performance of the Corporation against the corporate performance objectives to determine the corporate performance index.

This can vary between 0% and 150%, with a target performance level of 100%. The Compensation Committee may, at its discretion, recommend to the Board a different payout level from that suggested by the quantitative results to take into account unforeseen occurrences and non-recurring events and also to ensure that the payout is appropriate versus actual performance in the Compensation Committee’s judgment.

FINANCIAL OBJECTIVES

Financial objectives (adjusted EBITDA 30%, revenue 15% and free cash flow 15%) account for 60% of the corporate performance index. The Compensation Committee sets a threshold, low, target and stretch value for each financial objective. The payout varies between 0% and 150% depending on the performance, as illustrated in the table below.

Target values are set within the financial guidance ranges provided to the investment community, which ensures that payouts are well aligned to the performance expectations of our shareholders. A payout exceeding the target award requires exceptional performance versus market expectations on these measures and versus other companies in the sector.

OVERALL PERFORMANCE

	THRESHOLD	LOW	TARGET	STRETCH

Payout (1)	0%	50%	100%	150%

(1)	The overall performance takes into account the results and relative weight of each financial objective. Results achieved between these values are interpolated.

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6 STRATEGIC IMPERATIVES

The remaining 40% weighting of the corporate performance index evaluates achievement of the Corporation’s operating objectives, our 6 Strategic Imperatives for 2021, with relative weighting for each imperative applied as follows:

6 STRATEGIC IMPERATIVES

RELATIVE WEIGHT

1. Champion customer experience	20%

2. Drive growth with innovative services	20%

3. Deliver the most compelling content	10%

4. Build the best networks	20%

5. Operate with agility and cost competitiveness	15%

6. Engage and invest in our people	15%

100%

The Committee believes assigning the highest weight of 20% recognizes the importance of customer service, driving growth and the network as a base for everything we do.

Progress on the 6 Strategic Imperatives is evaluated by measuring performance against a set of operating metrics, many of which are commonly used across the industry. The following ranking scale applies and the total out of 36 possible points is then converted to a result out of 40%:

POINTS	0	1	2	3	4	5	6

Results	Failed	Significantly Below	Below	Slightly Below	Met	Exceeded	Stretched

The cumulative total of points earned for the 6 Strategic Imperatives determines the payout according to the following table:

SUM OF POINTS

	THRESHOLD 0 POINTS (6 × 0 POINTS)	TARGET 30 POINTS (6 × 5 POINTS)	STRETCH 36 POINTS (6 × 6 POINTS)

Payout (1)	0%	100%	150%

(1)	The results achieved between these values are interpolated.

The Board and the Compensation Committee believe that these operating objectives were set for 2021 at an ambitious level but could be achieved under normal economic and market conditions. Payout at target may only be achieved by exceeding these operating objectives.

BCE’S INCENTIVE PLANS ARE STRUCTURED TO MAXIMIZE SHAREHOLDER VALUE, SHARE PRICE AND CAPITAL RETURNS,

AS WELL AS DELIVERING ON OUR CORPORATE PURPOSE OF ADVANCING HOW CANADIANS CONNECT WITH EACH OTHER

AND THE WORLD, THROUGH THE SUCCESSFUL EXECUTION OF THE CORPORATION’S 6 STRATEGIC IMPERATIVES

The following illustration indicates the corporate performance objectives employed for setting annual short-term incentive awards for 2021, and the rationale for their use (1).

ADJUSTED EBITDA 30%

Industry-wide measure of in-year operational profitability. Measures executives’ operational efficiency and their success in ensuring the value from revenues flows to the enterprise value of the Corporation.

6 STRATEGIC IMPERATIVES 40%

The Strategic Imperatives focus our efforts on achieving our goal of advancing how Canadians connect with each other and the world. Their assessment includes many operating metrics typically used in the industry. Progress made against the 6 Strategic Imperatives provides a relevant measure of our executives’ success in executing on the operating plan required to achieve our goal.

REVENUE 15%

A simple measure of the total value of the products and services sold by the Corporation. Revenue provides a relevant measure of our executives’ ability to design and sell attractive products and services, to compete in the market, to attract customers and to capture value from those products and services.

FREE CASH FLOW 15%

Provides an assessment of our executives’ success in running the business as a whole and in generating cash that may be returned to shareholders or further invested in the business. It is also commonly used as a valuation measure for companies in the industry.

(1)	Starting in 2021, the weighting of the 6 Strategic Imperatives has been increased from 25% to 40% and financial metrics weightings have decreased from 75% to 60%.

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2021 CORPORATE PERFORMANCE INDEX

105% |	2021 Corporate performance index

The following table outlines the corporate objectives and results achieved for 2021.

COMPONENT	WEIGHTING	CALCULATED PAYOUT	2021 TARGET	2021 RESULTS	COMMENTS

Adjusted EBITDA	30%	Payout: 37% Min: 0% Max: 45%	$9,849 million	$9,893 million	BCE adjusted EBITDA increased by 3.0% in 2021, compared to 2020, attributable to growth across all three of our segments, driven by higher revenues, offset in part by greater operating expenses. This contributed to net earnings growth of 7.2%.

Revenue	15%	Payout: 8% Min: 0% Max: 22.5%	$23,867 million	$23,449 million	BCE revenues increased by 2.5% in 2021 compared to last year, reflecting our strong operational execution as we continued to recover from the impact of the COVID-19 pandemic. The growth was driven by our Bell Wireless and Bell Media segments, offset in part by a decline in Bell Wireline. Service and product revenue were both up year over year, 2.6% and 1.6%, respectively.

Free Cash Flow	15%	Payout: 22.5% Min: 0% Max: 22.5%	$2,782 million	$2,995 million	Free cash flow decreased by $353 million in 2021, compared to 2020, mainly due to higher capital expenditures, partly offset by higher cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid.

Strategic Imperatives Progress	40%	Payout: 38% Min: 0% Max: 60%	Various	N/A	The Board approves a scorecard of approximately 30 operating metrics to monitor the progress against the Strategic Imperatives. Considerable progress was made on many imperatives and expectations were exceeded in many cases. Strong results were achieved in the areas of Champion Customer Experience, Build the Best Networks, Operate with Agility and Cost Competitiveness, and Engage and Invest in Our People. See additional table below which sets out metrics included and results highlights for Strategic Imperatives for 2021.

Total	100%	105%

STRATEGIC IMPERATIVES

Final score of 38% was applied to Strategic Imperatives result, based on considerable progress made and expectations exceeded in many areas. Results represent a combination of various metrics, many of which are competitively sensitive and not disclosed in detail. The metrics include, but are not limited to, the examples noted below:

IMPERATIVE & WEIGHTING	METRICS INCLUDED	RESULTS HIGHLIGHTS

Champion Customer Experience 20%	• Call centre performance • Home WiFi quality • Systems reliability • Self-serve tools & transactions • End to end customer experience improvements

• Lowered BCE share of CCTS complaints by 5 points and lowered the number of complaints by 5.2% vs. a 9% increase in the number of total industry complaints

• Launched proactive network outage notifications for customers across multiple platforms

• Expanded Move Valet service to the Atlantic region

Drive Growth with Innovative Services 20%	• WHI internet subscribers • Direct channel sales • Wireless ARPU • Wireline EBITDA margin • Business service revenues	• Mobility blended average revenue per user (ARPU) (1) increased 1.2% YoY • Launched the Home Hub 4000 modem improving the in home WiFi experience • Announced Cloud partnerships with AWS and Google

Deliver the Most Compelling Content 10%	• Audience ratings • Digital revenue growth • Crave subscribers	• Grew Fibe TV net adds by 80% YoY (includes FibeTV, FibeTV App and Virgin TV App) • Grew Bell Media digital revenue (2) by 34% YoY

Build the Best Networks 20%	• Network capacity management • Fibre build • 5G PoPs covered • Wireless to the Premise build	• Delivered an additional 610k FTTP locations passed • Completed our WTTP program 1 year ahead of time reaching 1 million locations passed • 70% Canadian population coverage with 5G

Operate with Agility and Cost Competitiveness 15%	• Total payroll • Total operating cost • Capital investment priorities	• Agile operations delivered Wireline EBITDA Margin of 43.6%

Engage and Invest in our People 15%	• Team engagement • Positive workplace and culture • Recruitment and development of critical skills • ESG

• Record Bell Let’s Talk Day interactions of 159 million and an additional $7,958,671.75 committed to Mental Health

• Developed a robust ESG strategy and launched Bell for Better

• Employee Engagement reached 76%

(1)

Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

(2)

Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and Video on Demand services.

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ESG related measures are included within “Engage and Invest in our People” imperative in 2021 and other imperatives which in aggregate, represents in excess of 15% of the total Strategic Imperatives score. As noted on page 46 in the Board of Directors’ Letter to Shareholders, ESG is further integrated into the Strategic Imperatives in the 2022 plan under the new Imperative “Engage and Invest in our People and Create a Sustainable Future”. In addition, ESG related metrics are also embedded into each of the remaining Strategic Imperatives, which is reflective of how ESG is embedded into the overall strategy of the business. The Compensation Committee approves the metrics and targets early in the year, and tracks progress throughout the year. ESG is targeted to represent, in aggregate, at least 30% of the total Strategic Imperatives score.

The financial results for 2021, along with the progress made against the 6 Strategic Imperatives, were reviewed by the Compensation Committee against the set of financial and operating objectives used for setting annual short-term incentive awards. Based on their assessment, the Compensation Committee recommended, and the Board approved, a corporate performance index of 105% for the President and CEO and the other NEOs. No discretion was applied to determine this result. Over the last five years, the corporate performance index was 25% for NEOs in 2020, 107% in 2019, 95% in 2018, 100% in 2017, and 90% in 2016.

INDIVIDUAL PERFORMANCE INDEX

2.5 |	Average 2021 NEO individual performance index	In order to recognize and reward individual contribution, 30% of the annual short-term incentive for executive officers is based on individual performance, which has two dimensions.

The first dimension is the achievement of results measured against the pre-determined business unit objectives. At the beginning of the year, the Compensation Committee reviews the President and CEO’s individual performance goals for that year and recommends them to the Board for approval. Our President and CEO’s goals, as well as those of our other executive officers, are designed to support the execution of the 6 Strategic Imperatives and thereby create value for shareholders. For further details on our President and CEO’s key accomplishments and results for 2021, refer to section 10, entitled President and CEO compensation, on page 62.

The other dimension is the demonstration of the leadership attributes required to achieve those results. These include people leadership attributes that serve to build and leverage talent and drive team effectiveness, along with strategic leadership attributes that reinforce the transformation of the business and the execution of the strategy. Once the year is completed, the Compensation Committee and the independent directors of the Board assess the individual performance and leadership of the President and CEO. In addition, the President and CEO provides the Compensation Committee with their assessment of the individual performance and leadership of the other executive officers. Taking into account all the information provided, including the recommendations of the President and CEO, the Compensation

Committee makes an informed judgment and recommends for Board approval the individual performance index (between 0 and 3.0×) for each of the executive officers. This multiplier index applies on 30% of the total target bonus only.

In 2021, the average individual performance index for the NEOs was 2.5×, up from 2.3× in 2020. These results reflect the exceptional leadership of the BCE team going above and beyond for our customers, colleagues and communities, reflected in the Financial and Operating Results, and Corporate score of 105%. The 2021 annual incentive awards for our NEOs ranged from $982,125 to $3,188,250, with an average payout of $1,515,375. Please consult the individual NEO biographies in sections 10 and 11 for greater detail.

As noted in the Board of Directors Letter, for 2022 the AIP is being restructured to bring the incentive aligned to market practice of having the individual leverage around target more aligned to that of the corporate performance factors. Currently, the individual performance index of the Annual Short-Term Incentive ranges from 0 to 3× target for all participants in the plan. For NEOs a matrix has been established measuring performance on leadership and results against objectives, which for strong performers has tended to result in index numbers above 2x target. In assessing competitive compensation the Committee was aware of the higher leverage and would take this into account in setting target pay. Beginning in 2022, this is restructured to reduce the leverage on the individual performance index for the CEO and EVPs. With the reduction in the leverage, beginning in 2022, adjustments are being made to target pay to maintain the expected pay being delivered at comparable levels of performance.

EQUITY-BASED COMPENSATION

LONG-TERM INCENTIVE PLAN

Our long-term incentive plan (LTIP) is designed to reward the creation of value for our shareholders while providing a vehicle to attract and retain talented and skilled executives. The LTIP also plays a crucial role in aligning variable compensation with the appropriate risk time horizon and accountability for medium- and long-term decisions. Being 100% equity-based, our LTIP’s value to the executive is very much dependent on increasing share price performance, which in turn benefits all shareholders. Furthermore, the PSU component of the LTIP rewards the achievement of cash flow targets that enables continued investment and returns, in addition to total shareholder return relative to peers, which also aligns with shareholders’ interests. Following comprehensive review of the LTIP, the Compensation Committee and Board of Directors

determined that the 2021 LTIP is now comprised of 50% RSUs and 50% PSUs, with the elimination of the use of stock options, and the introduction of a relative TSR performance metric in addition to a free cash flow metric for the PSUs.

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Below are the key terms that apply to each component of the long-term incentive plan in 2021. Beginning in 2021, the LTIP is comprised of 50% RSUs and 50% PSUs.

ELEMENT (1)	RSUs	PSUs

Shareholder interest alignment	RSUs align executives’ and shareholders’ interests in share return growth. Time vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.	PSUs align executives’ and shareholders’ interests with shareholder return relative to peers, and free cash flow, which enables continued investment and returns. Multi-year vesting also supports the retention of executives to better enable the Corporation to execute its long-term strategy.

Payout range (as a % of the grant award)	0% to 100%	0% to 200%

Defined limit on annual grant levels	Yes

Term	Three years

Performance period	Three year performance period	Three annual performance periods Each performance period is weighted equally to determine vesting rights at the end of the Performance Period.

Vesting type	Three-year cliff vesting

Vesting date for 2021 grants	December 31, 2023

Vesting criteria	Being employed by BCE or Bell on the vesting date

Being employed by BCE or Bell on the vesting date

Relative TSR 50% based on achievement of relative TSR, where the company’s TSR is measured relative to the TSR of the Peer Companies, expressed as a range of percentage points from the median TSR of the peer group. 100% PSU vesting percentage is achieved with the company’s TSR equivalent to the peer group median TSR.

Relative TSR peer group is comprised of eight North American telco companies (Rogers Communications Inc., TELUS Corporation, Shaw Communications, Cogeco Communications Inc., Quebecor Inc, AT&T, Verizon, Comcast).

Free Cash Flow 50% based on achievement of annual Board approved free cash flow targets.

Dividend equivalents	Credited as additional units, at the same rate as dividends declared on BCE common shares

Methods of payment (2)	Cash, BCE common shares

Pricing at time of grant	Conversion from dollar value to units made using the volume weighted average of the trading price per common share for the last five consecutive trading days ending immediately on the last trading day prior to the effective date of the grant and rounded up to the nearest unit.

Clawback	The President & CEO and all EVPs are subject to a clawback clause detailed under section 9.3, entitled Compensation risk management.

(1)	In 2021, LTIP is comprised of 50% RSUs and 50% PSUs, with no stock options granted beginning in 2021.

(2)

Since 2017, executives have had the option to receive their RSU grants in the form of DSUs. At any time, the Compensation Committee may require that a participant receive a long-term incentive payment in BCE common shares or in DSUs as an interim measure to help the participant reach his / her mandatory share ownership requirement.

The Compensation Committee may also recommend special grants to recognize specific achievements or, in some cases, to retain or motivate executive officers and key employees. There were no special grants made in 2021.

Information on change-in-control and termination provisions applicable to the LTIP can be found under section 11.6, entitled Termination and change-in-control benefits.

The Corporation uses the fair value method of accounting for equity-based compensation.

PSU PAYOUTS

Since the PSU plan’s inception in 2011, nine payout cycles have occurred. The PSU grants prior to 2014 had a maximum payout level of 100%. Grants from 2014 to 2020 have a maximum payout fo 125%, and grants from 2021 onward have a maximum payout of 200% to reinforce the incentive to outperform and reflect current market practices in PSU design.

From 2011 to 2016, all PSU grants vested at 100%, the 2017 PSU grant vested at 106% and the 2018 PSU grant vested at 82%. The 2019 PSU grant, which vested in 2021, achieved 107% payout based on annual free cash flow results exceeding targets overall.

For further details on each NEO’s 2021 PSU award, see section 11.2, entitled Summary compensation table, on page 70 or refer to the detailed NEO biographies in sections 10 and 11.

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9 Compensation discussion & analysis

DSU PLAN

The Deferred Share Unit (DSU) plan is designed to further align the interests of the executive officers with those of the shareholders by providing a mechanism for the executive officers to receive incentive compensation in the form of equity that they must hold until they leave the company. Executive officers and other key employees of the Corporation and those of certain subsidiaries may elect to participate in the DSU plan.

In 2021, executive officers could elect to have up to 100% of their annual short-term incentive award paid in DSUs instead of cash. The award is converted into DSUs based on the market value of a BCE common share on the day before the award becomes effective. Executives also had the option to elect to receive their grant of RSUs in the form of DSUs.

DSUs have the same value as BCE common shares. Dividend equivalents in the form of additional DSUs are equal in value to dividends paid on BCE common shares and credited to the participant’s account on each dividend payment date based on the number of units in the account as of the dividend record date.

The Compensation Committee may also recommend for Board approval special awards of DSUs to recognize outstanding achievements or for reaching certain corporate objectives. There were no such awards made in 2021.

Holders of DSUs cannot settle their DSUs while they are employed by a company within the BCE group of companies. Once they leave the BCE group, the Corporation will buy, through a trustee, a number of BCE common shares on the open market equal to the number of vested DSUs a participant holds in the plan, after withholding taxes and any other deductions. These shares are then delivered to the former employee or to the estate in the case of death.

SHARE OWNERSHIP REQUIREMENTS

We believe in the importance of substantial share ownership, and our compensation programs are designed to encourage share ownership by executive officers. Our current share ownership requirements for the President and CEO and EVPs have been in place since 2013 and are designed to encourage ongoing investment in the Corporation and to ensure continuous alignment of our executive officers’ compensation with our objective of creating value for our shareholders. These milestones are to be reached 10 years from promotion or hire date.

In addition, the President and CEO is subject to compliance with a post-employment hold requirement. Under the policy, upon resignation or retirement, the President and CEO must continue to hold a number of shares equal to the share ownership requirement as of departure date for at least one year following departure.

The following table outlines the current minimum share ownership levels as a multiple of annual base salary and the associated deadline applicable for each executive level:

MULTIPLE OF BASE SALARY

POSITION	5-YEAR TARGET (1)	10-YEAR TARGET

President and CEO	7.5×	10.0×

EVPs	3.0×	5.0×

(1)	50% of five-year target must be reached within three years.

Direct and indirect holdings of common shares of BCE, including shares or vested DSUs received under the following programs, can be used to reach the minimum share ownership level:

•	DSU plan, described under DSU plan

•	Employees’ Savings Plans (ESPs), described under Benefits and perquisites

•	shares acquired and held by exercising stock options granted under our stock option plans, described under Long-term incentive plan

•	shares received and held upon payment of RSUs and PSUs, described under Long-term incentive plan

•	shares purchased independently on the open market.

Option grants and unvested equity grants do not count towards the minimum share ownership level.

Share ownership status is calculated using the higher of acquisition cost and the current market value at time of review. The Compensation Committee reviews at least annually the status of compliance with the share ownership requirements. Concrete measures may be taken if the three-, five- or 10-year targets are missed. These measures include, but are not limited to, the payment of a portion of the annual short-term incentive award in DSUs and, when stock options are exercised, the requirement to hold BCE common shares having a market value equal to a portion of the after-tax financial gain resulting from the exercise. These measures remain in effect until the target is reached. As shown in the following table, all of our NEOs have met or exceeded their five-year targets, with the exception of our President and CEO whose 5- and 10-year CEO targets were established upon his appointment on January 6, 2020.

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9 Compensation discussion & analysis

Below is the share ownership status for our NEOs as of December 31, 2021.

	OWNERSHIP REQUIREMENT			TOTAL BCE EQUITY OWNERSHIP VALUE ($)	(1)		MULTIPLE OF
NEO	BASE SALARY ($)	YEAR 5	YEAR 10			PERCENTAGE OF OWNERSHIP IN DSUs	5-YEAR TARGET ACHIEVED	10-YEAR TARGET ACHIEVED

Mirko Bibic	1,300,000	7.5×	10×	8,690,837		86%	0.9×	0.7×

Glen LeBlanc	675,000	3×	5×	12,430,921		98%	6.1×	3.7×

Wade Oosterman	900,000	3×	5×	74,915,718		89%	27.7×	16.6×

John Watson	750,000	3×	5×	6,433,061		80%	2.9×	1.7×

Blaik Kirby	750,000	3×	5×	3,724,700		67%	1.7×	1.0×

(1)	Calculated using the closing BCE share price on the Toronto Stock Exchange from December 31, 2021 of $65.81.

CLAWBACK POLICY

The President and CEO as well as EVPs have a clawback clause in their employment agreements that provides for the Corporation, at its discretion, to clawback a portion of cash and equity compensation awarded to them and to obtain reimbursement for a portion of the gains realized on the exercise of options granted to them after their appointment.

The clawback is enforceable if there is a financial restatement due to gross negligence, intentional misconduct or fraud on the part of the executive during the 24 months preceding the restatement, and where it is determined that the cash or equity awards paid would have been lower had the restatement occurred prior to the payment of such awards.

For the CEO, in respect of compensation awarded on or after January 1, 2021, the Board may, at its discretion, cancel all or a portion of unvested cash and equity compensation or clawback cash and vested incentive and deferred compensation received by the CEO within the preceding 24 months in the event of conduct that the Board determines would constitute cause to terminate the CEO.

In addition, under BCE’s long-term incentive plan, if BCE terminates a participant, including the President and CEO or any EVP, for cause, the participant forfeits all vested and unvested options, and all outstanding and unvested RSUs and PSUs as described further in section 11.6, entitled Termination and change-in-control benefits.

PENSION, BENEFITS AND PERQUISITES

PENSION

The Defined Contribution (DC) arrangement of the Bell Canada pension plans (Bell Plan) allows employees to contribute up to a maximum of 12% of pensionable earnings, subject to the Income Tax Act (Canada) (ITA) limit. The company contribution remains capped at 6%.

All our NEOs participate in the DC arrangement, which has been the only pension plan available to employees hired since 2004. M. Bibic participated in the Bell Canada Defined Benefit Pension Plan for 12 months ending on December 31, 2004, when he joined the DC arrangement. G. LeBlanc participated in the Bell Aliant Defined Benefit Pension Plan and supplemental arrangement until December 31, 2014, when he joined the DC arrangement.

All our NEOs are eligible for supplementary retirement arrangements. The pension benefits provided to our NEOs are described under section 11.5, entitled Pension arrangements.

BENEFITS AND PERQUISITES

We believe that offering competitive and flexible benefits is essential to attract and retain qualified employees. The Corporation provides the Omniflex benefit program, which gives employees the flexibility to choose health, life and accident insurance most suited to their individual needs. The NEOs are provided with additional benefits, mainly relating to incremental life and accident insurance.

We also offer all of our employees the possibility to participate in our Employees’ Savings Plan (ESP). The ESP is designed to support long-term share ownership and to build greater interest in the growth and success of our Corporation. Under the ESP, employees can contribute up to 12% of their basic salary to buy BCE common shares. The Corporation matches one-third of the employee’s contribution up to a maximum of 2% of their annual basic salary. The shares purchased with the Corporation contributions and the associated dividends are subject to a two-year vesting period. More information on the ESP can be found under section 11.4, entitled Employees’ savings plans (ESPs).

The NEOs also receive a competitive cash allowance for perquisites.

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10 President and CEO compensation

10    President and CEO compensation

Mirko Bibic President and Chief Executive Officer BCE Inc. and Bell Canada

MIRKO BIBIC

President and Chief Executive Officer of BCE Inc. and Bell Canada since January 2020, Mirko Bibic leads the Bell group of companies with a strategy to deliver the best networks, champion customer experience, drive service and content innovation, operate with agility and efficiency and support the Bell team and our communities toward a sustainable future.

M. Bibic was previously Bell’s Chief Operating Officer since October 2018, responsible for all operations of Bell Mobility, Bell Business Markets, and Bell Residential and Small Business. M. Bibic has also served as Executive Vice President, Corporate Development and as Chief Legal and Regulatory Officer.

M. Bibic joined Bell in 2004 as Senior Vice President, Regulatory and was named Canadian General Counsel of the Year in 2017. M. Bibic holds a Bachelor of Commerce degree from McGill University and a Law degree from the University of Toronto.

2021 KEY ACCOMPLISHMENTS AND DETERMINATION OF ANNUAL SHORT-TERM

INCENTIVE AWARD

The Compensation Committee evaluated M. Bibic’s performance for 2021 based on demonstrated leadership behaviours and comprehensive objectives related to:

•	the evolution of BCE’s strategy

•	the execution of BCE’s strategy

M. Bibic significantly advanced the evolution of BCE’s strategy in 2021:

•

met the unprecedented challenge of COVID-19 by focusing on three key operating principles: Keep Canadians connected and informed; Prioritize the health and safety of the public, our customers and team; and Supporting our customers and community

•	announced a historic $1.7 billion incremental capital expenditure acceleration program to accelerate the build of FTTP, WTTP and 5G wireless network coverage

•	continued to expand our FTTP footprint, reaching over 6.2 million homes and businesses

•	reached 100% of our 1 million homes target to bring Wireless Home Internet to rural communities across Atlantic Canada, Québec, Ontario and Manitoba one-year ahead of plan

•

acquired 271 licenses for 678 million MHz-Pop of 3500 MHz spectrum in urban and rural markets for $2.07 billion as part of ISED’s wireless spectrum auction, extending Bell’s leadership in delivering enhanced 5G digital experiences to Canadian consumers and businesses

•	expanded reach of our 5G network to reach 70% of Canada’s population up from 26% at the end of 2020

•

remained the most awarded 5G wireless network in Canada. Ranked Canada’s fastest in PCMag’s 2021 Fastest Mobile Networks Canada, Canada’s fastest 5G network by Ookla and best 5G network by Global Wireless Solutions

•

entered into an agreement with AWS to support 5G innovation and accelerate cloud adoption across Canada. Bell is the first Canadian communications company to offer AWS-powered 5G MEC (multi-access edge computing) for business and government customers

•	formed a strategic partnership with Google Cloud to help power Bell’s company-wide digital transformation, enhance its network and IT infrastructure, and enable a more sustainable future
•

became a Founding Partner and exclusive telecommunications provider of The PIER at the Halifax Seaport, deploying a 5G-ready wireless private network to enable a living lab that will shape the future of the transportation, supply chain and logistics industries in Canada

•	launched Smart Supply Chain powered by Bell IoT Smart Connect, an “as-a-service” IoT aggregation solution designed for fleet and supply chain operators

•	collaborated with TikTok Canada on Paint Portal, a 5G multi-user augmented reality experience that lets the TikTok community paint together while physically apart, powered by Bell’s 5G network

•

launched TSN 5G View/Vision 5G RDS, an industry first, offering fans an immersive in-game sports viewing experience powered by Bell’s 5G network. With TSN 5G View/Vision 5G RDS, viewers control how they watch the action directly from their Bell smartphones

•

acquired the operations of Octane Racing Group, the Montréal-based Formula 1 Canadian Grand Prix promoter ensuring continued investment in Canada’s largest annual sports and tourism event and in Montréal’s enduring legacy in international motorsports

•	launched our Bell for Better commitments to help build a better world, better communities and a better workplace which encapsulate our approach to ESG

•

became the first communications company in North America to receive ISO 50001 certification for energy management. Continued building on our successful environmental initiatives with new commitments announced in 2021: To achieve carbon neutral operations across Bell by 2025, and to move forward with the adoption of Science Based Targets to reduce greenhouse gas emissions by 2030

•

set a new record for engagement for the 11th annual Bell Let’s Talk Day on January 28, 2021, with 159,173,435 messages of support from Canadians and people around the world calling for action in mental health, an overall 3.1% increase vs. 2019. With a Bell donation of 5 cents for each communication, our funding for Canadian mental health grew by $7,958,671.75. Bell’s total mental health funding commitment reached $121,373,806.75, towards our $155 million target

•

launched a Post-Secondary Fund with $2.5 million of initial funding to support 16 colleges, universities and cégeps in implementing the National Standard of Canada for Mental Health and Well-Being for Post-Secondary Students

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10 President and CEO compensation

•	recognized once again for our commitment to employees as one of Canada’s Top 100 Employers, Top 50 Employers in Montréal, Canada’s 100 Best Diversity Employers and Canada’s Greenest Employers

•

named one of Canada’s Top Family-Friendly Employers by Mediacorp in recognition of our maternity and parental benefits, commitment to workplace mental health, comprehensive and flexible benefits plans and a strong Employee and Family Assistance Program

•

continued our initiatives to support BIPOC team members and communities, including offering events and resources from the Black Professionals in Tech Network and our employee-led Black Professionals at Bell Network

•

launched a company-wide Accessibility Program to make our products and services more accessible and ensure people with disabilities have equal opportunities through the use of advanced communication technologies.

M. Bibic led the Bell team in its successful execution of the company’s 6 Strategic Imperatives in 2021:

•	delivered consistent revenue and EBITDA growth in 2021 reaching approximately 99% of 2019 levels

•	maintained stable BCE consolidated adjusted EBITDA margins improving 0.2 points over 2020

•	led major North American telecom companies with a Wireline adjusted EBITDA margin of 43.1%, reflecting operational efficiency and growing broadband scale

•

built on our position as the leading Internet service provider in Canada with a retail high-speed Internet subscriber base of 3,861,653 at December 31, 2021, up 4.2% over 2020, including 2 million FTTP customers

•	enhanced our Wireless Home Internet offering in rural communities with unlimited data plans

•	launched the new Home Hub 4000 featuring powerful WiFi 6 technology for fibre customers in Ontario and Québec

•	rebranded Virgin Mobile Canada to Virgin Plus

•	maintained our position as Canada’s largest TV provider with 2,735,010 retail subscribers at December 31, 2021, and increased our total number of IPTV subscribers by 4.2% to 1,882,441

•	improved customer churn rates across all wireline residential services over 2020

•	added 294,842 total net postpaid and prepaid mobile phone subscribers, up 54.6% over 2020

•	improved blended mobile phone churn by 0.03 points over 2020 to 1.23%

•

partnered with Couche-Tard to make Lucky Mobile available in more than 1,700 additional locations across the country, expanding the reach of our prepaid wireless offering to even more budget-conscious Canadians

•	maintained CTV’s #1 ranking as the most-watched TV network in Canada for the 20th year in a row, while CTV.ca confirmed the top spot as the country’s #1 Canadian AVOD platform

•	remained Canada’s sports leader with TSN while RDS remained the top French-language sports network

•

launched Noovo.info strengthening choice in news for French-language viewers in Québec as well as Noovo’s ad-supported all-in-one digital video platform Noovo.ca and the new Noovo App, offering access to live and on-demand Noovo programming

•	launched Bell DSP, a new ad-tech platform for Canadian advertisers and agencies, delivering a world class programmatic marketplace to facilitate new and easier media buying capabilities

•	grew our Crave subscriber base to more than 2.9 million, up 6% over 2020

•	launched Crave Mobile, offering access to the streaming service’s unparalleled content library on a single mobile device, and Crave Total for multiple user access across a full range of screens

•	improved the experience for customers making it easier to do business with Bell

•

delivered the greatest reduction in consumer complaints among all national providers for the fifth year in a row according to the 2020-21 Annual Report from the CCTS. The CCTS reported that complaints received from Bell Canada customers declined 7.8% while complaints across the industry increased 9%, and the company’s overall share of complaints was down 3.7 basis points to 20.7%

•	expanded Bell Move Valet, a service that ensures the seamless transfer of Internet, TV and phone services from one residential address to another, to Atlantic Canada

•

launched self-serve Virtual Repair tool online and through the MyBell and Virgin Plus apps, enabling Bell and Virgin Plus residential customers in Ontario and Québec to troubleshoot and resolve common Internet, TV and phone issues at home

•	introduced a complete self-installation option for Bell and Virgin Plus customers in Ontario and Québec whose homes are already connected to our fibre network

•	leveraged artificial intelligence and machine learning to improve our digital capabilities with new features including personalized messages, in-app chat and data management controls

•	continued to take a disciplined approach to cost management by aligning costs with overall revenue performance.

Shareholders benefitted from BCE’s strong financial and operational performance, with a 5.1% increase in 2021 common dividends to $3.50 from $3.33 in 2020. This was BCE’s fourteenth consecutive year of 5% or better increases to the annual common share dividend.

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10 President and CEO compensation

2021 ACTUAL PAY MIX

POSITION	PRESIDENT & CEO	PRESIDENT & CEO	COO

	2021 ($)	2020 ($)	2019 ($)

Salary	1,300,000	1,300,000	750,000

At-Risk Compensation

Annual Short-Term Incentive Plan	3,188,250	1,610,700	1,180,500

RSU-Based Awards	3,000,000	3,000,000	1,250,000

PSU-Based Awards	3,000,000	1,500,000	625,000

Option-Based Awards	N/A	1,500,000	625,000

Total At-Risk Compensation	9,188,250	7,610,700	3,680,500

Pension & Other Compensation	654,788	566,599	340,597

Total Compensation	11,143,038	9,477,299	4,771,097

2021 AT-RISK TOTAL DIRECT COMPENSATION

2021 CEO LOOK-BACK TABLE – G. COPE (2017–2019) AND M. BIBIC (2020–2021)

The following table compares total direct compensation awarded to the President and CEO and actual value they received from their compensation over the last five years. Following our President and CEO transition in 2020, the table is based on awarded and actual compensation for G. Cope from 2017 to 2019 and for M. Bibic for 2020 and 2021. Actual compensation includes base salary, actual annual short-term incentive award, value of vested units at payout or value of units outstanding at December 31, 2021, value of stock options upon exercise or value of in-the-money stock options outstanding at December 31, 2021. CEO value is compared to value to shareholders, which represents the cumulative value of a $100 investment in BCE common shares made on the first trading day of the period indicated, assuming reinvestment of dividends.

					VALUE OF $100

YEAR	TOTAL DIRECT COMPENSATION AWARDED	(1)	ACTUAL TOTAL DIRECT COMPENSATION VALUE AS OF DECEMBER 31, 2021	(2)	PERIOD	PRESIDENT AND CEO	SHAREHOLDER

2017	$10,635,000		$13,499,700		2017-01-01 to 2021-12-31	$127	$149

2018	$11,089,000		$12,577,003		2018-01-01 to 2021-12-31	$113	$136

2019	$11,737,900		$15,094,865		2019-01-01 to 2021-12-31	$129	$144

2020	$8,910,700		$8,372,813		2020-01-01 to 2021-12-31	$94	$123

2021	$10,488,250		$11,754,984		2021-01-01 to 2021-12-31	$112	$128

					Average	$115	$136

(1)	Includes base salary, actual annual short-term incentive paid, and LTIP value at time of grant (RSUs, PSUs and stock options).

(2)

Includes base salary, actual annual short-term incentive, RSU/PSU value at vesting, exercised stock options (using exercise price) and outstanding units and in-the-money stock options at common share price on the Toronto Stock Exchange from December 31, 2021 of $65.81.

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11 Compensation of our named executive officers

11   Compensation of our named executive officers

This section examines the compensation provided in 2021 to our President and CEO, our CFO, and our three other most highly compensated executive officers (based on aggregate compensation excluding pension benefits).

•	Mirko Bibic, President and CEO, BCE Inc. and Bell Canada (see detailed compensation discussion in section 10, entitled President and CEO compensation)

•	Glen LeBlanc, EVP and Chief Financial Officer, BCE Inc. and Bell Canada

•	Wade Oosterman, President, Bell Media and Vice Chair, Bell Canada and BCE Inc.
•	John Watson, Group President, Customer Experience

•	Blaik Kirby, Group President,
Consumer and Small & Medium Business

For more information regarding our compensation philosophy and policies and a discussion of the elements of our compensation programs, see section 9, entitled Compensation discussion & analysis.

Glen LeBlanc EVP and Chief Financial Officer BCE Inc. and Bell Canada

GLEN LEBLANC

Appointed Chief Financial Officer of BCE Inc. and Bell Canada in 2015, Glen LeBlanc leads all Finance strategy and operations for the Bell group of companies.

G. LeBlanc also serves as Bell’s Vice Chair, Atlantic, responsible for community and other initiatives across Atlantic Canada. Before his appointment as Bell CFO, G. LeBlanc had served in the same role for Bell Aliant since 2006.

A board member of Maple Leaf Sports & Entertainment, Strongest Families Institute and the New Brunswick Business Council, G. LeBlanc is a Fellow Chartered Professional Accountant (FCPA) and Fellow Certified Management Accountant (FCMA). G. LeBlanc holds an ICD.D designation from Rotman and a Bachelor of Commerce from St. Mary’s University.

2021 ACTUAL PAY MIX

	2021 ($)	2020 ($)	2019 ($)

Salary	675,000	675,000	650,000

At-Risk Compensation

Annual Short-Term Incentive Plan	982,125	602,100	974,350

RSU-Based Awards	825,000	825,000	825,000

PSU-Based Awards	825,000	412,500	412,500

Option-Based Awards	N/A	412,500	412,500

Total At-Risk Compensation	2,632,125	2,252,100	2,624,350

Pension & Other Compensation	767,654	504,042	1,371,078

Total Compensation	4,074,779	3,431,142	4,645,428

2021 AT-RISK TOTAL DIRECT COMPENSATION

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11 Compensation of our named executive officers

Wade Oosterman President, Bell Media and Vice Chair, Bell Canada and BCE Inc.

WADE OOSTERMAN

Guiding Bell Media’s strategic focus as Group President since 2015, Wade Oosterman assumed operational leadership of Canada’s leading broadcasting, streaming, and content creation company in January 2021.

In this role, W. Oosterman provides a broad strategic perspective in leveraging Bell platforms to accelerate Bell Media’s leadership across TV, radio, digital, and out-of-home, along with new ventures, content, and partnerships. W. Oosterman also acts in a senior advisory role on the BCE and Bell executive teams as Vice Chair.

Joining Bell in 2006 as President of Bell Mobility and Chief Brand Officer, W. Oosterman became President of Mobility and Residential Services in 2010, Group President in 2015, and Vice Chair in 2018. W. Oosterman holds an MBA from the Ivey School at Western University, and serves on the boards of Telephone and Data Systems, Stragwell Global Inc. and the Toronto International Film Festival.

2021 ACTUAL PAY MIX

	2021 ($)	2020 ($)	2019 ($)

Salary	900,000	900,000	900,000

At-Risk Compensation

Annual Short-Term Incentive Plan	1,201,500	802,800	1,146,600

RSU-Based Awards	1,250,000	1,250,000	2,250,000

PSU-Based Awards	1,250,000	625,000	1,125,000

Option-Based Awards	N/A	625,000	1,125,000

Total At-Risk Compensation	3,701,500	3,302,800	5,646,600

Pension & Other Compensation	310,327	346,057	338,959

Total Compensation	4,911,827	4,548,857	6,885,559

2021 AT-RISK TOTAL DIRECT COMPENSATION

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11 Compensation of our named executive officers

John Watson Group President, Customer Experience

JOHN WATSON

John Watson leads Bell’s Customer Operations, Field Services, Business Intelligence and other service teams as Group President, Customer Experience.

Leveraging industry-leading investments in talent development, big data, analytics and machine learning, J. Watson is delivering an improved Bell residential and wireless customer experience. A leader in organizational development, J. Watson has lectured on business strategy, customer experience, big data, marketing, leadership and talent development. J. Watson holds an MBA from the Schulich School of Business at York University.

2021 ACTUAL PAY MIX

POSITION	GROUP PRESIDENT, CUSTOMER EXPERIENCE	GROUP PRESIDENT, CUSTOMER EXPERIENCE	EVP, CUSTOMER EXPERIENCE

	2021 ($)	2020 ($)	2019 ($)

Salary	750,000	750,000	725,000

At-Risk Compensation

Annual Short-Term Incentive Plan	1,091,250	669,000	978,025

RSU-Based Awards	1,250,000	1,250,000	750,000

PSU-Based Awards	1,250,000	625,000	375,000

Option-Based Awards	N/A	625,000	375,000

Total At-Risk Compensation	3,591,250	3,169,000	2,478,025

Pension & Other Compensation	237,123	271,856	229,689

Total Compensation	4,578,373	4,190,856	3,432,714

2021 AT-RISK TOTAL DIRECT COMPENSATION

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11 Compensation of our named executive officers

Blaik Kirby Group President, Consumer and Small & Medium Business

BLAIK KIRBY

Appointed Group President, Consumer and Small & Medium Business (SMB) in February 2022, Blaik Kirby leads all wireline and wireless consumer sales, marketing and SMB teams.

B. Kirby is a 25-year veteran of the North American telecom industry who began his career as a repair technician for Bell in 1987. B. Kirby re-joined Bell in 2005 as Vice President, Corporate Strategy, moved to Bell Mobility as Senior Vice President of Marketing and Sales, and was promoted to Chief Marketing Officer before becoming President of Mobility in 2015. B. Kirby holds a Bachelor of Engineering Science degree from Western University, Master of Engineering degree from the University of Toronto, and an MBA from the Ivey School at Western University.

2021 ACTUAL PAY MIX

POSITION	GROUP PRESIDENT, BELL MOBILITY & BELL RESIDENTIAL AND SMALL BUSINESS	GROUP PRESIDENT, BELL MOBILITY & BELL RESIDENTIAL AND SMALL BUSINESS	PRESIDENT, BELL MOBILITY

	2021 ($)	2020 ($)	2019 ($)

Salary	750,000	750,000	550,000

At-Risk Compensation

Annual Short-Term Incentive Plan	1,113,750	669,000	741,950

RSU-Based Awards	1,000,000	1,000,000	625,000

PSU-Based Awards	1,000,000	500,000	312,500

Option-Based Awards	N/A	500,000	312,500

Total At-Risk Compensation	3,113,750	2,669,000	1,991,950

Pension & Other Compensation	235,323	230,113	169,122

Total Compensation	4,099,073	3,649,113	2,711,072

2021 AT-RISK TOTAL DIRECT COMPENSATION

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11 Compensation of our named executive officers

11.1	Shareholder return performance graph

FIVE-YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT AND NEO COMPENSATION December 31, 2016 – December 31, 2021

(1) Shareholder return is defined as the change in BCE’s common share price for a specified period plus BCE common share dividends reinvested, divided by BCE’s common share price at the beginning of the period.

FIVE-YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT

	2016	2017	2018	2019	2020	2021

BCE Common Shares	100	109	103	121	116	149

S&P/TSX Composite Index	100	109	99	122	129	161

NEO COMPENSATION

	2016	2017	2018	2019	2020	2021

NEO total direct compensation ($ millions)	23.3	24.9	27.8	29.3	23.4	26.6

NEO total direct compensation in 2021 as a percentage of 2021 total revenues is 0.1%. The graph above compares the yearly change in the cumulative annual total shareholder return on BCE common shares against the cumulative annual total return on the S&P/TSX Composite Index for the five-year period ending December 31, 2021, assuming an initial investment of $100 on December 31, 2016, and quarterly reinvestment of all dividends. Also shown is the NEOs’ compensation over the same period. Compensation is defined as total direct compensation awarded to active NEOs, including salary, annual short-term incentive awards and annualized LTIP grants of RSUs, PSUs and stock options. A large portion of total compensation is awarded in the form of equity, and the actual realized payouts related to those awards are linked more closely to the evolution of the Corporation’s share price and dividend growth than is reflected in the graph above.

BCE

BCE total return is based on the BCE common share price on the Toronto Stock Exchange and assumes the reinvestment of dividends.

S&P/TSX COMPOSITE INDEX

As the headline index for the Canadian equity market, the S&P/TSX Composite Index is the primary gauge against which to measure total shareholder return for Canadian-based TSX-listed companies.

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11 Compensation of our named executive officers

11.2	Summary compensation table

The table below summarizes the compensation of our NEOs. The NEOs include our President and CEO, our CFO, and our three most highly compensated executive officers ranked by their total compensation.

For more information regarding our compensation philosophy and policies and a discussion of the elements of our compensation programs, see section 9, entitled Compensation discussion & analysis, and the footnotes to the table below.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	(1)	SHARE-BASED AWARDS ($)	(2) (3)	OPTION-BASED AWARDS ($)	(4)	NON-EQUITY INCENTIVE PLAN COMPENSATION (ANNUAL INCENTIVE PLANS) ($)	(5)	PENSION VALUE ($)	(6)	ALL OTHER COMPENSATION ($)	(7)	TOTAL COMPENSATION ($)

Mirko Bibic President and CEO BCE Inc. and Bell Canada	2021	1,300,000		6,000,000		N/A		3,188,250		436,605		218,183		11,143,038
	2020	1,300,000		4,500,000		1,500,000		1,610,700		356,583		210,016		9,477,299
	2019	750,000		1,875,000		625,000		1,180,500		146,029		194,568		4,771,097

Glen LeBlanc EVP and CFO BCE Inc. and Bell Canada	2021	675,000		1,650,000		N/A		982,125		732,780		34,874		4,074,779
	2020	675,000		1,237,500		412,500		602,100		470,033		34,009		3,431,142
	2019	650,000		1,237,500		412,500		974,350		1,287,109		83,969		4,645,428

Wade Oosterman President Bell Media and Vice Chair Bell Canada and BCE Inc.	2021	900,000		2,500,000		N/A		1,201,500		275,853		34,474		4,911,827
	2020	900,000		1,875,000		625,000		802,800		319,269		26,788		4,548,857
	2019	900,000		3,375,000		1,125,000		1,146,600		310,967		27,992		6,885,559

John Watson Group President Customer Experience	2021	750,000		2,500,000		N/A		1,091,250		200,079		37,044		4,578,373
	2020	750,000		1,875,000		625,000		669,000		233,257		38,599		4,190,856
	2019	725,000		1,125,000		375,000		978,025		204,443		25,246		3,432,714

Blaik Kirby Group President Consumer and Small & Medium Business	2021	750,000		2,000,000		N/A		1,113,750		204,336		30,987		4,099,073
	2020	750,000		1,500,000		500,000		669,000		205,677		24,436		3,649,113
	2019	550,000		937,500		312,500		741,950		148,587		20,535		2,711,072

(1)	No NEOs received base salary increases in 2021.

(2)	The following table compares the grant date fair values used for compensation purposes with the provisions that are recorded to the Corporation’s financial statements for the NEO share-based awards.

	2021 MARCH 10, 2021 TO DECEMBER 31, 2023		2020 FEBRUARY 25, 2020 TO DECEMBER 31, 2022		2019 FEBRUARY 26, 2019 TO DECEMBER 31, 2021

	GRANT DATE FAIR VALUE (a)	ACCOUNTING FAIR VALUE (b)	GRANT DATE FAIR VALUE (a)	ACCOUNTING FAIR VALUE (b)	GRANT DATE FAIR VALUE (a)	ACCOUNTING FAIR VALUE (b)

Share Price	$56.70	$61.30	$64.78	$62.90	$57.86	$58.43

Aggregate Difference	$1,188,933		$318,339		$127,921

Difference per Share	$4.60		$1.88		$0.57

(a)

The share price at time of grant was equal to the volume weighted average of the trading price per BCE common share of a board lot of BCE common shares traded on the Toronto Stock Exchange for the five consecutive trading days ending on the day prior to the day the grant became effective and is based on target performance.

(b)

Accounting fair value is amortized over the vesting period of the awards. This value reflects a blended value for RSUs and PSUs. Beginning in 2021, BCE started to use the Monte Carlo valuation methodology for the evaluation of accounting fair value of certain PSUs, with the introduction of the relative TSR market based performance measure, and follows requirements under IFRS 2 Share-based Payment for accounting purposes.

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(3)

For 2021, the value shown under this column was allocated as per our updated compensation plan policy: 50% of the total long-term incentive plan value in RSUs and 50% of the total long-term incentive plan value in PSUs. In 2019 and 2020, the plan policy was 50% of the total long-term incentive plan value in RSUs and 25% of the total long-term incentive plan value in PSUs. The following table details the amounts awarded under both plans:

	2021		2020		2019

NAME	RSUs ($)	PSUs ($)	RSUs ($)	PSUs ($)	RSUs ($)	PSUs ($)

M. Bibic	3,000,000	3,000,000	3,000,000	1,500,000	1,250,000	625,000

G. LeBlanc	825,000	825,000	825,000	412,500	825,000	412,500

W. Oosterman	1,250,000	1,250,000	1,250,000	625,000	2,250,000	1,125,000

J. Watson	1,250,000	1,250,000	1,250,000	625,000	750,000	375,000

B. Kirby	1,000,000	1,000,000	1,000,000	500,000	625,000	312,500

(4)

BCE started to use the binomial valuation method for the evaluation of compensation in 2007. The binomial model provides flexibility in the determination of the theoretical value of options for assumptions regarding parameters such as dividends, vesting period and exercise before expiry. The binomial model is a recognized method for the valuation of stock options of a company that has a high dividend yield. The accounting fair value for the purposes of the financial statements is also calculated using a binomial methodology, which meets requirements under International Financial Reporting Standards, but uses slightly different assumptions. Most important, the dividend is calculated assuming a dividend growth commensurate with the Corporation’s dividend growth strategy instead of a fixed dividend yield. The main assumptions used in determining compensation fair value and financial statements value are described in the following table. No stock options were granted in 2021:

	2020		2019

KEY ASSUMPTIONS	FAIR VALUE	FINANCIAL STATEMENTS	FAIR VALUE	FINANCIAL STATEMENTS

Vesting Period	3 years	3 years	3 years	3 years

Dividend Yield	5.05%	5.00%	5.26%	5.00%

Expected Volatility	13.02%	12.00%	13.40%	14.00%

Risk-Free Interest Rate	1.31%	1.00%	1.95%	2.00%

Total Exercise Period	10 years	10 years	10 years	10 years

Expected Life	10 years	4 years	10 years	4 years

Binomial Value	$3.81	$1.55	$3.95	$2.34

The difference between the grant date fair value used for compensation purposes and the fair value used for accounting purposes for the options granted during the year ended December 31, 2020, is approximately $2.26 less per option, or $2,172,509, for the 961,287 stock options awarded to the NEOs during fiscal year 2020. In 2019, the difference between the grant date fair value for compensation purposes and the fair value used for accounting purposes for the options granted during the year ended December 31, 2019, was approximately $1.61 less per option, or $1,161,649, for the 721,521 stock options awarded to the NEOs during fiscal year 2019.

(5)	This column includes only the annual short-term incentive awards paid to the NEOs.

(6)

As described under section 11.5, entitled Pension arrangements, for all NEOs, this represents the employer contribution for each of the three most recently completed years for the different defined contribution arrangements and related effects on the value of the executive officer’s SERP account when applicable. In addition, for G. LeBlanc, it includes the impact of his average pensionable earnings increase under the Bell Aliant Defined Benefit arrangements.

(7)

For M. Bibic, 2020 and 2021 amounts includes perquisite allowance ($120,000) and relocation costs in connection with his COO and CEO appointments. M. Bibic’s 2019 amount includes relocation costs in connection with his COO and CEO appointments ($125,000). For G. LeBlanc, 2019 amount includes taxable benefits relating to his role as a Board member of Maple Leaf Sports & Entertainment and perquisite allowance ($33,500). For all NEOs, All Other Compensation also includes Corporation contributions under the Employees’ Savings Plan and company-paid life insurance premiums and gross-up payments. Perquisites and other personal benefits that do not exceed in aggregate $50,000 or 10% of the fiscal year’s salary are not included.

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11 Compensation of our named executive officers

11.3	Incentive plan awards

OUTSTANDING UNEXERCISED OPTION-BASED AWARDS AND UNVESTED SHARE-BASED AWARDS

The following table includes all unexercised option-based awards and all share-based awards outstanding at the end of the financial year ended December 31, 2021. Refer to section 9.6, entitled 2021 Compensation elements, under the heading Long-term incentive plan, for key features of the plans.

	OPTION-BASED AWARDS										SHARE-BASED AWARDS

		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS										MARKET OR PAYOUT		MARKET OR PAYOUT
NAME	GRANT DATE	VESTED	NOT VESTED	TOTAL OPTIONS	OPTION EXERCISE PRICE ($)	(1)	OPTION EXPIRATION DATE	(2)	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS ($)	(3)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED	VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED ($)	(4)	VALUE OF SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)	(4)

M. Bibic	2020-02-25	0	393,701	393,701	64.78		2030-02-24		405,512		187,256	12,323,336		10,021,800

	2019-02-26	0	158,228	158,228	58.35		2029-02-25		1,180,381

	2018-11-12	42,065	0	42,065	54.05		2025-02-26		494,684

	2018-02-27	98,685	0	98,685	56.62		2025-02-26		906,915

	2017-02-28	81,593	0	81,593	58.62		2024-02-27		586,654

	2016-02-29	79,924	0	79,924	58.39		2023-02-28		593,036

G. LeBlanc	2020-02-25	0	108,268	108,268	64.78		2030-02-24		111,516		51,497	3,388,985		13,906,191

	2019-02-26	0	104,431	104,431	58.35		2029-02-25		779,055

	2018-02-27	109,650	0	109,650	56.62		2025-02-26		1,007,684

W. Oosterman	2020-02-25	0	164,042	164,042	64.78		2030-02-24		168,963		78,024	5,134,733		70,905,298

	2019-02-26	0	284,811	284,811	58.35		2029-02-25		2,124,690

	2018-02-27	182,749	0	182,749	56.62		2025-02-26		1,679,463

	2017-02-28	163,186	0	163,186	58.62		2024-02-27		1,173,307

J. Watson	2020-02-25	0	164,042	164,042	64.78		2030-02-24		168,963		78,024	5,134,733		6,695,477

	2019-02-26	0	94,937	94,937	58.35		2029-02-25		708,230

	2018-02-27	109,650	0	109,650	56.62		2025-02-26		1,007,684

	2017-02-28	97,912	0	97,912	58.62		2024-02-27		703,987

B. Kirby	2020-02-25	0	131,234	131,234	64.78		2030-02-24		135,171		62,421	4,107,897		3,770,069

	2019-02-26	0	79,114	79,114	58.35		2029-02-25		590,190

	2018-02-27	91,375	0	91,375	56.62		2025-02-26		839,736

	2017-02-28	65,275	0	65,275	58.62		2024-02-27		469,327

	2016-02-29	63,939	0	63,939	58.39		2023-02-28		474,427

	2015-05-11	8,220	0	8,220	53.58		2022-02-23		100,531

	2015-02-24	44,944	0	44,944	56.05		2022-02-23		438,653

(1)

The exercise price is the price at which a common share may be purchased when an option is exercised. Effective June 6, 2007, shareholders approved that the exercise price be the higher of the volume weighted average of the trading price per BCE common share of a board lot of BCE common shares on the Toronto Stock Exchange: (i) on the trading day prior to the day the grant becomes effective or, if at least one board lot of BCE common shares has not been traded on such day, then the volume weighted average for the next preceding day for which at least one board lot was so traded; and (ii) for the five consecutive trading days ending on the trading day prior to the day the grant becomes effective. For options granted prior to June 6, 2007, the exercise price was equal to the closing price of a board lot of common shares of BCE on the last trading day before the grant came into effect.

(2)

The term of any option may not exceed ten years from the effective date of the grant. From 2011 to 2018, options were granted with a seven-year term. In 2019 and 2020, options were granted with a ten-year term. The Compensation Committee can always recommend and the Board approve another option term at the time of grant as long as the maximum ten-year expiry date is respected.

(3)

The value of unexercised in-the-money options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2021, i.e. $65.81, less the exercise price of those options. Options with exercise price above closing price are considered to be out-of-the-money.

(4)

The value of the outstanding share units is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2021, i.e. $65.81, times the number of share units held by the employee in the RSU, PSU, DSU and DSP plans, as applicable, on December 31, 2021, with PSUs vesting at 107% of target.

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INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table summarizes option-based awards and share-based awards that vested during 2021 as well as annual short-term incentive awards earned during 2021. Refer to section 9.6, entitled 2021 Compensation elements, under the headings Long-term incentive plan, and Annual short-term incentive, for the key features of the plans.

	OPTION-BASED AWARDS			SHARE-BASED AWARDS				NON-EQUITY INCENTIVE PLAN COMPENSATION

NAME	VESTING DATE	VALUE VESTED DURING THE YEAR ($)	(1)	VALUE ON VESTING DATE ($)	(2)	VALUE VESTED DURING THE YEAR ($)	(2)	VALUE EARNED DURING THE YEAR ($)	(3)

M. Bibic	2021-02-26	31,945		2,540,319		2,540,319		3,188,250

G. LeBlanc	2021-02-26	–		1,676,694		1.676.694		982,125

W. Oosterman	2021-02-26	55,556		4,572,668		4,572,668		1,201,500

J. Watson	2021-02-26	–		1,524,303		1,524,303		1,091,250

B. Kirby	2021-02-26	–		1,270,159		1,270,159		1,113,750

(1)

The options granted on February 27, 2018 and November 12, 2018 vested in full on February 26, 2021. On the vesting date, the closing price of a board lot of common shares of BCE Inc. on the Toronto Stock Exchange was $54.43.

(2)

The RSUs and PSUs granted on February 26, 2019 vested in full on December 31, 2021, with PSUs vesting at 107% of target. On the vesting date, the closing price of a board lot of common shares of BCE Inc. on the Toronto Stock Exchange was $65.81.

(3)

These amounts are the same as those included in the Summary Compensation Table under the column Non-Equity Incentive Plan Compensation (Annual Incentive Plans) and include the entire 2021 annual short-term incentive awards paid in cash and/or in DSUs.

The following table lists the number and net value of options that were exercised during 2021 by each NEO.

NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE	EXERCISE PRICE	NET VALUE REALIZED UPON EXERCISE	(1)

M. Bibic	77,112	$65.18	$788,197

G. LeBlanc	81,593	$66.29	$625,592

W. Oosterman	274,077	$66.51	$2,860,644

J. Watson	–	–	–

B. Kirby	43,630	$58.08	$444,010

(1)	This amount is calculated based on the differences between the exercise price and the market price of the shares at the time of exercise.

STOCK OPTION PLAN

The stock option plan was established in 1999. It was available to officers and other employees of the Corporation and its subsidiaries who, in the opinion of the Compensation Committee, have demonstrated the capacity for contributing in a substantial measure to the successful performance of the Corporation. The number of shares issuable to insiders, at any time, under the stock option plan and all equity-based compensation arrangements of BCE cannot exceed 10% of issued and outstanding shares; and the number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements of BCE cannot exceed 10% of issued and outstanding shares.

Under the terms of the stock option plan, the Compensation Committee establishes the option period, which shall not exceed ten years after the effective date of the grant. It also establishes the vesting schedule for each grant. From 2011 to 2018, options were granted with a seven-year term and three-year cliff vesting. In 2019 and 2020, options were granted with a ten-year term and three-year cliff vesting.

Options are not assignable by the optionee, except to the optionee’s estate upon the optionee’s death.

Under the terms of the stock option plan, the Compensation Committee has the discretion to establish vesting provisions, exercise schedules or termination provisions at the time of grant of new options or later on with respect to any outstanding option, without shareholder approval.

However, the Compensation Committee may not, without shareholder approval:

•	increase the number of common shares that can be issued under the stock option plan

•	reduce the strike price of an outstanding option (including a cancellation and regrant of an option, constituting a reduction of the exercise price of an option)

•	extend the expiry date of an outstanding option or amend the stock option plan to permit the grant of an option with an expiry date beyond the maximum term allowed under the stock option plan

•	change the provisions relating to the transferability of options except if the transfer is for normal estate-settlement purposes

•	make amendments to eligible participants that may permit the introduction of non-employee directors on a discretionary basis, or

•	make amendments to provide for other types of compensation through equity issuance, unless the change results from application of the anti-dilution provisions of the stock option plan.

There were no amendments to the stock option plan in 2021, and no stock options were granted under the plan.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

NAME	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (A)		WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS ($) (B)		NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS, EXCLUDING SECURITIES REFLECTED IN COLUMN (A) (C)

Equity compensation plans approved by security holders	–		–		–

Equity compensation plans not approved by security holders	11,114,623	(1)	60	(2)	9,751,203	(3)

Total	11,114,623		60		9,751,203

(1)	This number includes 335,899 BCE common shares issuable under the DSP.

(2)	Weighted average exercise price does not include DSP units.

(3)	This number includes 4,360,087 BCE common shares issuable pursuant to employee subscriptions under the BCE Inc. ESPs (1970) and (2000).

The following table sets out the number of securities issued and issuable under each of the Corporation’s security-based compensation arrangements and the number of BCE common shares underlying outstanding options and percentages represented by each calculated over the number of BCE common shares outstanding as at December 31, 2021.

	COMMON SHARES ISSUABLE (1)		COMMON SHARES ISSUED TO DATE			COMMON SHARES UNDER OUTSTANDING OPTIONS

	NUMBER	% (2)	NUMBER		% (2)	NUMBER	% (2)

BCE Inc. Stock Option Plan (1999)	15,239,743 (3)	1.7	34,454,162		3.8	10,778,724	1.2

Employees’ Savings Plans (1970) and (2000)	4,360,087 (4)	0.5	25,728,662		2.8	N/A	N/A

Bell Aliant Inc. Deferred Share Plan (DSP)	1,265,996 (5)	0.1	65,415	(5)	0.0	N/A	N/A

(1)

This number excludes BCE common shares issued to date and represents the aggregate of BCE common shares underlying outstanding options, deferred shares and BCE common shares remaining available for future grants of options and subscriptions under the ESPs.

(2)	Outstanding BCE common shares as at December 31, 2021 = 909,018,871.

(3)

Out of a maximum number of issuable BCE common shares of 50,000,000 under the Stock Option Program (1999) after deduction of 306,095 common shares transferred to and issued or issuable under the BCE Inc. Replacement Stock Option Plan (Plan of Arrangement 2000).

(4)	Out of an aggregate maximum number of issuable BCE common shares of 20,000,000 under the ESPs (1970) and (2000).

(5)

1,331,411 BCE common shares were listed and reserved for issuance under the Bell Aliant Inc. Deferred Share Plan (DSP), established in 2006 and assumed by BCE on the acquisition of Bell Aliant in 2014. Deferred shares track the BCE common share price, with dividend reinvestment, and can be settled in either BCE common shares or cash equivalent. Common shares issued to date represents the number of common shares issued under the plan since the date of acquisition of Bell Aliant Inc. The DSP is a closed plan and, as of December 31, 2021, all units held under the DSP are vested. Vested deferred shares granted under the DSP must be exercised by the second anniversary of the participant’s departure from the company.

The table below summarizes the dilution, overhang and burn rates for the stock option plan as of December 31 of each year.

	2021	2020	2019

Dilution (1)	1.2%	1.7%	1.4%

Overhang (2)	1.7%	2.2%	2.3%

Burn Rate (3)	N/A	0.4%	0.4%

(1)	(Total options outstanding) ÷ (total common shares outstanding).

(2)	(Total options available for issue + options outstanding) ÷ (total common shares outstanding).

(3)	(Total options granted during the fiscal year) ÷ (weighted average number of common shares outstanding during the fiscal year). No stock options were granted in 2021.

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11.4	Employees’ savings plans (ESPs)

ESPs are designed to encourage our employees and those of our participating subsidiaries to own shares of the Corporation. Two ESPs are in place: the BCE Inc. Employees’ Savings Plan (1970) (1970 ESP) and the BCE Inc. Employees’ Savings Plan (2000) (2000 ESP). The terms of both ESPs are substantially similar. The 2000 ESP, which is intended for employees whose principal employment is in the United States, is not currently in use and thus, there are no accumulated shares currently issued under this plan. The 1970 ESP supports long-term share ownership and builds greater interest in the growth and success of our Corporation. Under this plan, regular employees who have completed at least six months of recognized service and who do not control directly or indirectly 5% or more of the outstanding common shares of BCE can invest up to 12% of their basic salaries through regular payroll deductions to buy BCE common shares. The employer matches one-third of the employee’s contribution up to a maximum of 2% of the employee’s annual basic salary. The employer contributions and the associated dividends are subject to a two-year vesting period, which means that shares are purchased with the employer contributions and associated dividends reinvested on the condition that shares purchased with employee contributions remain in the Plan for a two-year period and then become available in the employee’s account. Upon the employee’s departure, except upon involuntary termination, retirement or death, the unvested employer contributions and associated dividends are forfeited.

The trustee of the ESPs buys BCE common shares for the participants on the open market, by private purchase or from BCE (issuance of treasury shares). The price of the shares purchased by the trustee on the open market or by private purchase is equal to the value paid by the trustee for such shares. The price for treasury shares (if any) purchased from BCE is equal to the weighted average prices of the shares purchased by the trustee on the open market and by private purchase (if any) in the week immediately preceding the week in which the purchase is made from BCE. The purchase price for treasury shares may not be below the market price of the securities, as established pursuant to the plan. Employer contributions are always purchased on the open market. Since January 6, 2017, employee contributions have normally been purchased on the open market, except in 2019 when 1,231,479 common shares were issued from BCE treasury to fill a portion of the purchases for employee contributions.

The number of shares that may be issued under the ESPs to insiders of a participating company, within any one-year period, under all security-based compensation arrangements of BCE, may not exceed 10% of all issued and outstanding BCE common shares. Participation in the ESPs is not assignable.

Under the terms of the ESPs, the Board has the authority to modify the ESPs without shareholder approval to introduce changes such as a change in the termination provisions, housekeeping changes (such as to correct an immaterial inconsistency or clerical error or omission), or a change deemed necessary or desirable to comply with applicable legal or regulatory requirements.

However, the Board may not, without shareholder approval:

•	amend the limit on employee contribution

•	amend the offering period to more than 27 months

•	introduce a discount purchase price

•	amend the maximum Corporation contribution

•	increase the number of common shares issuable pursuant to the ESPs, or

•	allow for a potential dilution associated with the ESPs, together with all other security-based compensation arrangements, of more than 10% of outstanding common shares of the Corporation.

No changes were made to the ESPs in 2021.

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11 Compensation of our named executive officers

11.5	Pension arrangements

DEFINED CONTRIBUTION ARRANGEMENTS

THE DC BASIC PLAN IS THE SUM OF:

•	Employee contributions: Employee may contribute up to a maximum of 12% of pensionable earnings, subject to the Income Tax Act (Canada) (ITA) limit

•	Employer contributions: Employer contributes 4% of pensionable earnings and matches the first 2% of employee contributions, for a maximum of 6%

•	Employee contributions are made into the registered DC plan arrangement while employer contributions are made first into the registered DC plan arrangement, with any excess in the DC notional account.

a.	Registered DC Plan Arrangement

The Registered DC Plan Arrangement is a component of the Bell Plan. Under this arrangement, each participant chooses how to invest the contributions made in their registered account and the rate of return earned will depend on this choice and investment performance. Employee contributions, employer contributions and any investment returns vest immediately. The sum of employee and employer contributions is limited annually to the maximum allowed under the ITA for registered pension plans.

b.	DC Notional Account

When the sum of employee and employer contributions in any given year reaches the limit prescribed under the ITA, contributions by the employee stop and deemed employer contributions start to accumulate in the employee’s DC Notional Account. The DC Notional Account is credited with the rate of return of the investment funds chosen by the employee. The employee chooses the investment funds that will be used to track the rate of return on the contributions made in their DC Notional Account from the same selection of funds available for investing the Registered DC Plan contributions. This DC Notional Account accumulates until termination of employment or retirement, at which point it is paid in cash instalments over five or 10 years, depending on the size of the account, and is taxable to the employee.

DEFINED CONTRIBUTION SUPPLEMENTARY EXECUTIVE RETIREMENT PLAN (DC SERP)

The CEO and all EVPs, including NEOs, hired or appointed to an EVP officer position on or after January 1, 2005, are eligible for benefits under the DC SERP after having served as an EVP officer for at least five years. These supplemental arrangements consist of the application of a multiplier to employer contributions and related investment returns accumulated in their accounts under the DC Basic Plan (registered DC plan arrangement and DC notional account) while serving as an EVP officer.

Once an EVP officer becomes eligible for benefits under the DC SERP, a multiplier varying from 1.25 upon reaching 45 points (age plus years of service) to 3.0 upon reaching 80 points is applied to employer contributions and related investment returns in the DC Basic Plan. An EVP officer may therefore accumulate, while an EVP officer (through employer contributions and the related multiplier) up to a maximum of 18% of their pensionable earnings plus related investment returns.

The additional amount attributable to DC SERP equals the multiplier times:

•	the employer’s contributions including investment returns accumulated in their accounts under the DC Basic Plan; less

•	the employer’s contributions including investment returns accumulated in their accounts under the DC Basic Plan at the date they became an officer.

The Board may grant additional years of service, additional employer contributions or both, through a special arrangement.

Pensionable earnings include base salary and annual short-term incentive awards, whether they are paid in cash or DSUs. The company pays the entire cost of the DC SERP. This benefit is payable in cash instalments over five or 10 years, depending on the size, starting at termination of employment or retirement and is taxable to the employee. The DC SERP, by its nature, does not include any indexation provision.

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The following table shows amounts from all the Corporation’s DC arrangements for the NEOs.

NAME	NAME OF THE ARRANGEMENT		BALANCE AS OF DECEMBER 31, 2020 ($)	COMPENSATORY ($)	(1)	NON- COMPENSATORY ($)	(2)	BALANCE AS OF DECEMBER 31, 2021 ($)

M. Bibic	DC Basic Plan	(3)	1,575,787	174,642		(24,081)		1,726,348

	DC SERP	(4)	1,526,281	261,963		71,308		1,859,552

	Total		3,102,068	436,605		47,227		3,585,900

G. LeBlanc	DC Basic Plan	(3)	703,993	76,626		119,416		900,035

	DC SERP	(4)	1,297,058	153,252		206,032		1,656,342

	Total		2,001,051	229,878		325,448		2,556,377

W. Oosterman	DC Basic Plan	(3)	3,075,804	102,168		662,979		3,840,951

	DC SERP	(4)	4,920,278	173,685		1,411,553		6,505,516

	Total		7,996,082	275,853		2,074,532		10,346,467

J. Watson	DC Basic Plan	(3)	1,460,580	85,140		428,939		1,974,659

	DC SERP	(4)	1,810,281	114,939		694,946		2,620,166

	Total		3,270,861	200,079		1,123,885		4,594,825

B. Kirby	DC Basic Plan	(3)	2,011,647	85,140		326,486		2,423,273

	DC SERP	(4)	1,472,648	119,196		496,226		2,088,070

	Total		3,484,295	204,336		822,712		4,511,343

(1)	Employer contribution in 2021 for the DC arrangements.

(2)	Employee contribution and investment return for the DC Basic Plan, and investment return plus accumulated benefits upon reaching eligibility for the DC SERP.

(3)	DC Basic Plan includes the registered DC plan arrangement and the DC notional account.

(4)	As of December 31, 2021, these NEOs were eligible for the following SERP multipliers:

NAME	AGE	SERVICE	POINTS	MULTIPLIER

M. Bibic	54.5	18.0	72.5	2.60×

G. LeBlanc	54.4	28.3	82.7	3.00×

W. Oosterman	61.2	15.4	76.6	2.80×

J. Watson	57.9	11.6	69.5	2.45×

B. Kirby	54.0	16.9	70.9	2.50×

DEFINED BENEFIT ARRANGEMENTS

M. Bibic participated in the Bell Canada Defined Benefit pension arrangement for one year up to December 31, 2004, after which he transferred to the Defined Contribution arrangement. His service under the plan is frozen at 1.0 years of credited service. Future pensionable earnings will be taken into account in the calculation of M. Bibic’s pension under this plan arrangement.

The plan provides M. Bibic an annual pension from age 65 of 1.2% of the Year’s Maximum Pensionable Earnings of the year (YMPE); and 1.7% of M. Bibic’s average annual pay during the best 60 consecutive months of pensionable earnings (AAPE) in excess of the YMPE.

a.	Registered DB Plan arrangement

The Registered DB Plan Arrangement is a component of the Bell Canada Pension Plan. This arrangement is calculated using the AAPE in which the participant’s compensation produces the highest average. However, it is limited to the maximum allowed under the Income Tax Act for registered pension plans. Benefits are partially indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

b.	Excess DB Pension

The excess pension is the pension amount that exceeds the ITA limit on registered pension plans. The entire cost of the excess pension is paid by the Corporation.

This benefit is payable only upon retirement or death after age 55. Benefits are also partially indexed every year to increases in the Consumer Price Index, subject to a maximum of 4% per year.

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The following table shows information from these Defined Benefit arrangements.

	NUMBER OF		ANNUAL BENEFITS PAYABLE				ACCRUED				NON-		ACCRUED
	FROZEN YEARS						OBLIGATION AT		COMPENSATORY		COMPENSATORY		OBLIGATION AT
	CREDITED		AT YEAR END	(2)	AT AGE 65	(3)	START OF YEAR	(4)	CHANGE	(5)	CHANGE	(6)	YEAR END	(7)
NAME	SERVICE	(1)	($)		($)		($)		($)		($)		($)

M. Bibic	1.0		3,246		33,257		48,017		0		(3,147)		44,870

(1)	Frozen years of credited service up to December 31, 2004.

(2)

Annual pension accrued at year end is based on unreduced deferred pension payable at age 65 based on frozen credited service as of December 31, 2004, and average pensionable earnings as of December 31, 2021. Benefits that commence prior to retirement age in the registered pension plan may be subject to reduction according to the provisions of the plan.

(3)	Annual pension payable at age 65 is based on frozen credited service as at December 31, 2004, and average pensionable earnings as of December 31, 2021.

(4)	Accrued obligation at start of year is calculated using the following key assumptions: discount rate of 2.6% and indexation of 2.0% annually.

(5)	The compensatory change for 2021 represents the changes to the average pensionable earnings as at December 31, 2021.

(6)

The non-compensatory change represents the impact of the discount rate (increase from 2.6% to 3.2%) and the change of YMPE (established and revised annually for the purposes of the Canada/Québec Pension Plan) on the accrued obligation.

(7)	Accrued obligation at year end is calculated using the following key assumptions: discount rate of 3.2% and indexation of 2.0% annually.

G. LeBlanc participated in the Bell Aliant Defined Benefit Pension Plan and supplemental arrangement until December 31, 2014; accrual of pensionable service under these plans was frozen as of that date. Future pensionable earnings will be taken into account in the calculation of G. LeBlanc’s pension under these plans. These plans include indexation provisions.

The plans provide G. LeBlanc an annual pension of 1.5% of the better of the best 60 consecutive months’ or best five calendar years’ average pensionable earnings at retirement for each credited year of service before 2005, plus 1.7% of the best 36 consecutive months’ average pensionable earnings at retirement for each credited year of service on or after 2005. Pensionable earnings include salary and short-term incentive payments. At age 65, the pension benefit for service before 2005 is reduced to reflect benefits from the Canada Pension Plan. G. LeBlanc’s supplemental arrangement provides a survivor pension equal to 60% of G. LeBlanc’s pension benefit.

The following table shows information from these defined benefit arrangements.

	NUMBER OF		ANNUAL BENEFITS PAYABLE				ACCRUED				NON-		ACCRUED
	FROZEN YEARS						OBLIGATION AT		COMPENSATORY		COMPENSATORY		OBLIGATION AT
	CREDITED		AT YEAR END	(2)	AT AGE 65	(3)	START OF YEAR	(4)	CHANGE	(5)	CHANGE	(6)	YEAR END	(7)
NAME	SERVICE	(1)	($)		($)		($)		($)		($)		($)

G. LeBlanc	21.3		509,800		505,800		15,454,877		502,902		(1,386,071)		14,571,708

(1)

Frozen years of credited service up to December 31, 2014 excludes an additional four years of service recognized only for pension eligibility purposes under the Bell Aliant DB supplemental arrangement.

(2)

Annual pension accrued at year end is based on unreduced deferred pension payable at age 55 based on frozen credited service as of December 31, 2014, and average pensionable earnings as of December 31, 2021. Benefits that commence prior to retirement age in the registered pension plan may be subject to reduction according to the provisions of the plan and any amounts not paid by the registered pension plan will be paid by the company.

(3)	Annual pension payable at age 65 is based on frozen credited service as at December 31, 2014, and average pensionable earnings as of December 31, 2021.

(4)	Accrued obligation at start of year is calculated using the following key assumptions: discount rate of 2.6% and indexation of 2.0% annually.

(5)	The compensatory change for 2021 represents the changes to the average pensionable earnings as at December 31, 2021.

(6)

The non-compensatory change represents the impact of the discount rate (increase from 2.6% to 3.2%) and the change of YMPE (established and revised annually for the purposes of the Canada/Québec Pension Plan) on the accrued obligation.

(7)	Accrued obligation at year end is calculated using the following key assumptions: discount rate of 3.2% and indexation of 2.0% annually.

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11.6	Termination and change-in-control benefits

This section describes the standard provisions applicable to our different equity-based plans in the event of a termination of a NEO’s employment or a change-in-control. The Compensation Committee has the authority to depart from these standard provisions at the time a stock option, an RSU or a PSU is granted.

STOCK OPTIONS

EVENT

Voluntary resignation	All non-vested options are forfeited on the event date. Vested options can be exercised for one year following the event date (without exceeding the original expiry date). At the end of the one-year period, all outstanding options are forfeited.

Termination for cause	All vested and unvested options are forfeited on the event date.

Termination without cause (other than following a change-in-control)	Continued vesting and right to exercise the stock options conditional to the employee conforming to non-competition non-solicitation and confidentiality covenants for the duration of the vesting and exercise period.

Retirement (1)	Continued vesting and right to exercise the stock options conditional to the employee conforming to non-competition non-solicitation and confidentiality covenants for the duration of the vesting and exercise period.

Death	All non-vested options vest on the event date. Vested options can be exercised by the estate for one year following the event date (without exceeding the original expiry date). After the one-year period, all outstanding options are forfeited.

Change-in-control	If the employment of an option holder is terminated by the Corporation (as determined by the Board) other than for cause or by the option holder for good reason within 18 months of a change-in-control, unvested options can be exercised for a period of 90 days from the date of termination.

(1)	Retirement is defined as an employee retiring from the Corporation with at least 55 years of age and 10 years of service, or at least 60 years of age.

RSUs AND PSUs

EVENT	RSUs	PSUs

Voluntary resignation	All outstanding unvested grants are forfeited on the event date.

Termination for cause	All outstanding unvested grants are forfeited on the event date.

Termination without cause (other than following a change-in-control (1)	Continued vesting until the end of the vesting period conditional on the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

Continued vesting until the end of the performance period conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

To be paid on actual performance criteria results achieved by the Corporation at the end of the performance period.

Retirement (1) (2)	Continued vesting until the end of the vesting period conditional on the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

Continued vesting until the end of the performance period conditional to the employee conforming to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

To be paid on actual performance criteria results achieved by the Corporation at the end of the performance period.

Death	Immediate vesting and payment of outstanding grants.	Immediate vesting of outstanding grants using, for determination of the vesting percentage, “period-to-date” results and results at target for the remainder of the period.

Change-in-control	If employment is terminated by the Corporation other than for cause or by the employee for good reason within 18 months of a change-in-control (as determined by the Board), unvested RSUs and PSUs will become fully vested and payable within 90 days from the date of termination.

(1)

In the event a participant elected to receive 2019, 2020 or 2021 RSUs in the form of DSUs, unvested DSUs will be paid by December 31 of the year after the year of departure in accordance with Income Tax Act requirements, but the employee will remain subject to non-competition, non-solicitation and confidentiality covenants for the duration of the period.

(2)	Retirement is defined as an employee retiring from the Corporation with at least 55 years of age and 10 years of service, or at least 60 years of age.

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ESTIMATED PAYMENTS FOR NAMED EXECUTIVE OFFICERS UPON TERMINATION

OF EMPLOYMENT OR CHANGE-IN-CONTROL

The two tables below show the incremental payments that would be made to our President and CEO and other NEOs in the event of termination of their employment or a change-in-control. Amounts were calculated as if termination had occurred on December 31, 2021.

MIRKO BIBIC

The terms applicable in the event of different termination scenarios, which were agreed upon on M. Bibic’s appointment as President and CEO, are described in the table below.

EVENT	NOTICE PERIOD ($)	(1)	SEVERANCE ($)	(2)	2021 SHORT-TERM AWARD ($)		ADDITIONAL PENSION BENEFITS ($)	(3)	PERQUISITES ($)	(4)	RSUs ($)	(5) (6)	PSUs ($)	(5)	STOCK OPTIONS ($)	(7)	TOTAL ($)	BENEFITS	(4)

Termination without cause (other than following a change-in-control)	–		5,391,200		–	(8)	1,138,166		–		1,090,048		–		–		7,619,414	24-month extension

Termination for cause	–		–		–		–		–		–		–		–		–	–

Voluntary resignation	433,333		–		–		–		40,000		–		–		–		473,333	4-month extension

Long-term disability (LTD) (9)	–		5,391,200		–	(8)	1,138,166		–		1,090,048		–		–		7,619,414	Until age 65

Death	–		–		–	(8)	–		–		7,004,469		5,318,867		1,585,893		13,909,229	–

Retirement (10)	–		–		–		–		–		1,090,048		–		–		1,090,048	–

Termination without cause following a change-in-control (11)	–		5,391,200		–	(8)	1,138,166		–		7,004,469		5,318,867		1,585,893		20,438,595	24-month extension

(1)

In case of voluntary resignation, M. Bibic must provide the Corporation with written notice of four months. The Corporation may waive such period but remains responsible for paying M. Bibic’s base salary and maintaining his benefits coverage and perquisite allowance during the four-month period.

(2)

The 24-month severance is calculated using M. Bibic’s annual base salary in effect at time of termination and average annual short-term incentive award for the two years preceding the year of termination. M. Bibic’s average annual short-term incentive award for 2019 and 2020 was $1,395,600. Severance is payable in equal instalments over a 24-month period.

(3)

Amount includes 24 months of employer contributions (6%, corresponding to the contribution level in effect prior to termination) under the DC arrangement of the pension plan using base salary in effect upon termination of employment and average annual short-term incentive award for the two years preceding the year of termination. The additional pension value will be credited to M. Bibic’s DC notional account. Amount also includes additional pension value for the recognition of two years of age and service (total of 4 points impacting the SERP multiplier), as if M. Bibic had remained employed during such 24-month period, such amount being payable in accordance with the terms of the plans. Refer to section 11.5, entitled Pension arrangements for more information on the DC arrangement of the pension plan. In case of LTD, M. Bibic will cease participation in the Corporation’s pension plan and SERP as of the date of deemed resignation.

(4)

Upon a termination event other than termination for cause, voluntary resignation, death and retirement, healthcare benefits (medical, dental and vision coverage), including the use of the Health Reimbursement Account (HRA) will be maintained for 24 months. The following benefits will cease as of termination date: remaining benefits (including short- and long-term disability plans), perquisite allowance, executive health assessment, concierge medicine program, vacation, parking and security system. Outplacement services will also be provided as per the policy for senior executives. In the event of alternate employment, with substantially similar benefits within the 24-month period, healthcare benefits including the use of the HRA will cease immediately. Upon LTD, M. Bibic will receive LTD benefits and the Corporation’s medical, dental and vision plans in accordance with the Corporation’s LTD plan up to age 65 or until he is no longer considered as totally disabled under the LTD plan.

(5)

If M. Bibic conforms to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the respective performance periods, he will be eligible for continued vesting on his RSUs and his PSUs. As of December 31, 2021, M. Bibic had the following holdings under both plans, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2021 of $65.81. Accelerated vesting in case of death was also calculated using the same price.

PLAN	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2021

RSUs	89,871	5,914,421

PSUs	80,822	5,318,867

(6)

In compliance with Income Tax Act requirements, the company will pay unvested 2021 RSUs elected in DSUs by December 31 of the year after the year of departure, but the participant will remain subject to the Conditions for Continued Vesting for the remainder of the Performance Period. If departure occurs on or after January 1, 2022, DSU payout will occur at time of vesting (December 31, 2023). As of December 31, 2021, M. Bibic had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2021, of $65.81, in unvested DSUs:

PLAN	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2021

RSUs	16,564	1,090,048

(7)

If M. Bibic conforms to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the expiry date, he will be eligible for continued vesting and will have the right to exercise his stock options granted in 2019 and 2020 until their expiry date. In case of death, resignation for good reason or termination following a change-in-control, the value of the accelerated options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2021 of $65.81. Refer to section 11.3, entitled Incentive plan awards, for complete details on outstanding stock options for M. Bibic.

(8)

Annual short-term incentive award for the year of termination to be prorated for the period worked and paid as if individual and corporate results were met at 100%. The actual amount of annual short-term incentive awarded for 2021 is disclosed in section 11.2, entitled Summary compensation table.

(9)

30 days after becoming totally disabled, M. Bibic is deemed to have resigned from his position and becomes eligible to receive termination payments identical to those applicable in case of termination without cause. M. Bibic will receive benefits and payments under the Corporation’s LTD plan until age 65 or until M. Bibic is no longer considered as totally disabled under the LTD plan (continuation of health care benefits and payment of two-thirds of base salary). Stock options, RSUs and PSUs will be treated in accordance with the terms of the plan applicable to LTD, which provides for continued participation.

(10)	Excludes pension entitlement; please refer to section 11.5, entitled Pension arrangements for pension amounts.

(11)

Under M. Bibic’s agreement, resignation for good reason may only take place during the 18 months following a change-in-control (defined as acquisition of more than 50% of the common shares of BCE Inc. or Bell Canada by takeover bid, merger, amalgamation, sale of business or otherwise) if (i) M. Bibic is assigned duties inconsistent with a CEO position or (ii) there is a material reduction in M. Bibic’s compensation.

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The payments and benefits described in the table on the previous page are subject to M. Bibic’s compliance with the 12-month non-competition (in Canada), the 24-month non-solicitation and the non-disparagement provisions of his agreement and to the confidentiality provisions of his agreement, which are not limited in time. A breach of these contractual provisions will not only result in the cancellation of the above payments and benefits but also in a reimbursement by M. Bibic to the Corporation of the payments and benefits already received. Furthermore, all of his vested and unvested stock options will be forfeited and any option gain made within 12 months following his termination will also have to be reimbursed to the Corporation.

Upon termination, M. Bibic’s stock options, PSUs and RSUs will be treated in accordance with the terms of the plans under which they have been granted. If he becomes totally disabled, his stock options, PSUs and RSUs will be treated in accordance with the terms of the plans applicable to LTD rather than those applicable upon resignation.

OTHER NAMED EXECUTIVE OFFICERS

The table below shows the incremental payments that would be made to our NEOs other than our President and CEO in the event of different termination events. Amounts were calculated as if termination had occurred on December 31, 2021.

NAME	EVENT	SEVERANCE ($)	(1)	RSUs ($)	(2) (3)	PSUs ($)	(4)	STOCK OPTIONS ($)	(5)	TOTAL ($)

G. LeBlanc (6)	Termination without cause (other than following a change-in-control)	2,700,000		–		–		–		2,700,000

	Termination for cause	–		–		–		–		–

	Voluntary resignation	–		–		–		–		–

	Death	–		1,926,257		1,462,728		890,571		4,279,556

	Retirement (10)	–		–		–		–		–

	Termination without cause in the 18 months following a change-in-control	2,700,000		1,926,257		1,462,728		890,571		6,979,556

W. Oosterman (7)	Termination without cause (other than following a change-in-control)	–		–		–		–		–

	Termination for cause	–		–		–		–		–

	Voluntary resignation	–		–		–		–		–

	Death	–		2,918,507		2,216,226		2,293,653		7,428,386

	Retirement (10)	–		–		–		–		–

	Termination without cause in the 18 months following a change-in-control	–		2,918,507		2,216,226		2,293,653		7,428,386

J. Watson (8)	Termination without cause (other than following a change-in-control)	2,250,000		–		–		–		2,250,000

	Termination for cause	–		–		–		–		–

	Voluntary resignation	–		–		–		–		–

	Death	–		2,918,507		2,216,226		877,193		6,011,926

	Retirement (10)	–		–		–		–		–

	Termination without cause in the 18 months following a change-in-control	2,250,000		2,918,507		2,216,226		877,193		8,261,926

B. Kirby (9)	Termination without cause (other than following a change-in-control)	3,000,000		302,829		–		–		3,302,829

	Termination for cause	–		–		–		–		–

	Voluntary resignation	–		–		–		–		–

	Death	–		2,334,917		1,772,980		725,361		4,833,258

	Retirement (10)	–		302,829		–		–		302,829

	Termination without cause in the 18 months following a change-in-control	3,000,000		2,334,917		1,772,980		725,361		7,833,258

(1)

For G. LeBlanc, J. Watson and B. Kirby, this represents the severance indemnity payable in accordance with their respective employment agreements, as detailed in footnotes (6), (8) and (9) below. There are no special severance provisions in the event of a termination without cause following a change-in-control for G. LeBlanc J. Watson and B. Kirby, and such termination would therefore trigger the provisions set forth for termination without cause, if any.

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(2)

Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the vesting period will render the individual eligible for continued vesting of RSUs. As of December 31, 2021, our NEOs had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2021, of $65.81, under the RSU plan. Accelerated vesting resulting from death was also calculated using the same price:

NAME	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2021

G. LeBlanc	29,270	$1,926,257

W. Oosterman	44,347	$2,918,507

J. Watson	44,347	$2,918,507

B. Kirby	30,878	$2,032,088

(3)

In compliance with Income Tax Act requirements, the company will pay unvested 2021 RSUs elected in DSUs by December 31 of the year after the year of departure, but the participant will remain subject to the Conditions for Continued Vesting for the remainder of the Performance Period. If departure occurs on or after January 1, 2022, DSU payout will occur at time of vesting (December 31, 2023). As of December 31, 2021, our NEOs had the following holdings evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2021, of $65.81, in unvested DSUs:

NAME	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2021

B. Kirby	4,602	$302,829

(4)

Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the end of the performance period will render the individual eligible for continued vesting of PSUs. As of December 31, 2021, our NEOs had the following holdings, evaluated using the closing price of a board lot of common shares of BCE on the Toronto Stock Exchange on December 31, 2021, of $65.81, under the PSU plan. Accelerated vesting resulting from death was also calculated using the same price:

NAME	NUMBER OF UNITS HELD	VALUE AS OF DECEMBER 31, 2021

G. LeBlanc	22,227	$1,462,728

W. Oosterman	33,676	$2,216,226

J. Watson	33,676	$2,216,226

B. Kirby	26,941	$1,772,980

(5)

Conforming to the Corporation’s non-competition, non-solicitation and confidentiality restrictive covenants until the stock option expiry date will render the individual eligible for continued vesting and rights to exercise the stock options granted between 2014 and 2020 until their expiry. In case of death or termination following a change-in-control, the value of the accelerated options is calculated using the closing price of a board lot of common shares of BCE on the Toronto Stock exchange on December 31, 2021 of $65.81. Refer to section 11.3, entitled Incentive plan awards, for complete details on outstanding stock options for our NEOs.

(6)

G. LeBlanc’s employment agreement provides for the payment of a severance indemnity equal to 24 months of G. LeBlanc’s base salary and annual short-term incentive award at target in effect at the time of termination if G. LeBlanc’s employment is terminated by the Corporation other than for cause. This payment is subject to G. LeBlanc’s compliance with the 12-month non-competition (in Canada) and release provisions of G. LeBlanc’s employment agreement.

(7)

W. Oosterman’s employment agreement was amended in August 2018 indicating that in consideration of additional LTIP grants received in 2018 and 2019, W. Oosterman would no longer have any entitlement to the payment of a severance indemnity at the time of W. Oosterman’s departure from the Corporation for any reason on or after January 1, 2021.

(8)

J. Watson’s employment agreement provides for the payment of a severance indemnity equal to 18 months of J. Watson’s base salary and annual short-term incentive award at target in effect at the time of termination if J. Watson’s employment is terminated by the Corporation other than for cause. This payment is subject to J. Watson’s compliance with the 12-month non-competition (in Canada) and release provisions of J. Watson’s employment agreement.

(9)

Even though there is no formal agreement between B. Kirby and the Corporation with respect to severance in the event of termination without cause, a severance indemnity equal to 24 months of B. Kirby’s base salary and annual short-term incentive award at target has been estimated based on B. Kirby’s seniority and years of service.

(10)	Excludes pension entitlement; please refer to section 11.5, entitled Pension arrangements for pension amounts.

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12 Other important information

12	Other important information

12.1	Interest of informed persons in material transactions

To the best of our knowledge, there have been no current or nominated directors or executive officers or any associate or affiliate of a current or nominated director or executive officer with a material interest in any transaction since the commencement of our most recently completed financial year or in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries.

12.2	Personal loans to directors and officers

The Corporation and its subsidiaries have not granted loans or extended credit to any current or nominated directors or executive officers or to individuals who have held these positions during the last fiscal year, or to any of their associates, and to this extent we are compliant with the prohibition under the Sarbanes-Oxley Act.

12.3	Canadian ownership and control regulations

Since 1993, the Telecommunications Act and associated regulations (Telecom Regulations) have governed Canadian ownership and control of Canadian telecommunications carriers. Bell Canada and other affiliates of BCE that are Canadian carriers are subject to this Act. In 2012, amendments to the Telecommunications Act largely eliminated the foreign ownership restrictions for any carrier that, with its affiliates, has annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues from the provision of these services in Canada, as determined by the CRTC. However, given that Bell Canada and its affiliates exceed this 10% threshold, they remain subject to the pre-existing Canadian ownership and control restrictions, which are detailed below.

Under the Telecommunications Act, in order for a corporation that exceeds the 10% threshold mentioned above to operate as a Canadian common carrier, the following conditions have to be met:

•	Canadians own at least 80% of its voting shares;

•	at least 80% of the members of the carrier company’s board of directors are Canadian; and

•	the carrier company must not be controlled by non-Canadians.

In addition, where a parent company (Carrier holding company) owns at least 66 2/3% of the voting shares of the carrier company (subject to ownership rules), the Carrier holding company must have at least 66 2/3% of its voting shares owned by Canadians and must not be controlled by non-Canadians. BCE is a Carrier holding company. The Telecom Regulations give certain powers to the CRTC and to Canadian carriers and Carrier holding companies to monitor and control the level of non-Canadian ownership of voting shares to ensure compliance with the Telecommunications Act. Accordingly, BCE, which controls Bell Canada and other Canadian carriers, must satisfy the following conditions:

•	Canadians own at least 66 2/3% of its voting shares; and

•	it is not controlled by non-Canadians.

The powers under the Telecom Regulations include the right to:

•	suspend the voting rights attached to shares considered to be owned or controlled by non-Canadians;

•	refuse to register a transfer of voting shares to a non-Canadian; and

•	force a non-Canadian to sell the non-Canadian’s voting shares.

However, in our case, there is an additional control restriction under the Bell Canada Act. Prior approval by the CRTC is necessary for any sale or other disposal of Bell Canada’s voting shares unless BCE retains at least 80% of all Bell Canada voting shares.

Similarly, the Canadian ownership rules under the Broadcasting Act for broadcasting licensees, such as Bell Media and Bell Canada, generally mirror the rules for Canadian-owned and -controlled common carriers under the Telecommunications Act by restricting allowable foreign investments in voting shares at the licensee operating company level to a maximum of 20% and at the holding company level to a maximum of 33 1/3%. An additional requirement under these Canadian broadcasting ownership rules is that the CEO of a company that is a licensed broadcasting undertaking must be a Canadian citizen or permanent resident of Canada. The CRTC is precluded under a direction issued under the Broadcasting Act from issuing, amending or renewing a broadcasting licence of an applicant that does not satisfy these Canadian ownership and control criteria.

Cultural concerns over increased foreign control of broadcasting activities also require broadcasting licensees to establish programming committees when foreign investment in their holding company, while within permissible limits, exceeds 20%. In line with CRTC practice, programming committees have been established within the relevant subsidiary licensees, thereby allowing foreign investment in voting shares of BCE to reach the maximum of 33 1/3%.

We monitor the level of non-Canadian ownership of our common shares and provide periodic reports to the CRTC.

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12 Other important information

12.4	How to request more information

Additional financial information is contained in BCE’s consolidated financial statements and MD&A for the year ended December 31, 2021. These documents are also available on our website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov. All of our news releases are available on our website. You can also request a copy of these documents, as well as the documents listed below, at no charge:

•	our most recent annual report, which includes our comparative financial statements and MD&A for the most recently completed financial year, together with the accompanying auditors’ report

•	any interim financial reports that were filed after the financial statements for our most recently completed financial year

•	our MD&A for the interim periods

•	the circular for our most recent annual shareholder meeting, and

•	our most recent AIF, together with any document, or the relevant pages of any document, incorporated by reference into it.

Please write to the Corporate Secretary’s Office or the Investor Relations Group at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec, Canada, H3E 3B3 or call 1-800-339-6353.

If you have any questions about the information contained in this document or require assistance in completing your proxy form or voting instruction form, please contact BCE’s proxy solicitation agent, TMX Investor Solutions Inc., by email at info_TMXIS@TMX.com, or by telephone at 1-866-822-1244 (North American toll free) or 201-806-7301 (outside of North America) for service in English and French.

12.5	Shareholder proposals for our 2023 annual meeting

We will consider proposals from shareholders to include as items in the management proxy circular for our 2023 annual shareholder meeting.

Your proposals must be received by us by December 3, 2022.

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13 Schedule A – Shareholder proposals

13  Schedule A – Shareholder proposals

Three shareholder proposals have been submitted for consideration at the meeting by Mouvement d’éducation et de défense des actionnaires (MÉDAC), being an investor holding at least $2,000 worth of BCE common shares and the head office of which is located at 82 Sherbrooke Street West, Montréal, Québec, H2X 1X3. The full text of each proposal and supporting comments are set out in italics below (translation from the original proposals submitted by MÉDAC in French), as well as the Board’s responses to each proposal.

PROPOSAL NO. 1 – FORMAL REPRESENTATION OF EMPLOYEES IN STRATEGIC DECISION-MAKING

It is proposed that the Board of Directors evaluate ways to increase employee participation in Board decision-making. It is suggested that the conclusions of this reflection should be reported on at the next annual meeting in 2023.

The health and economic crisis reminded us of the importance of employee health and well-being within organizations. There is no need to mention certain advantages of this: a higher level of job satisfaction, a better sense of belonging, a higher engagement rate, increased productivity, reduced absenteeism, reduced insurance costs, risk of work-related-accidents and occupational diseases. Over the next few years, boards of directors will be faced with a number of issues related to talent management and development.

In recent years, boards of directors have made an effort to improve the quality of their decision-making by drawing on different experiences and skills and by drawing as much as possible on people of all sexes, ages, origins and religions. Although our boards of directors are mostly composed of independent directors, there is a lack of employee vision that could provide a different perspective on an organization’s operational and strategic issues, better oversight of senior management decisions and a better balance in short- and long-term decision-making, with employees trending to favour the long-term (1).

The United Kingdom’s Corporate Governance Code (2) invited, in its most recent edition (2018), to consider various initiatives to increase employee participation in the highly strategic decisions of organizations, including: the creation of a statutory labour advisory committee, the appointment of a board member to liaise with workers or the appointment as board member of at least one employee other than the CEO.

Fully convinced of the great value that direct and formal employee contributions would have for strategic decision-making, particularly those involving important aspects of talent management and development, we are submitting this proposal, confident that the company will be able to propose, at the next annual meeting in 2023, ways to ensure employee ideas and participation.

The Board of Directors recommends that shareholders vote AGAINST Proposal No. 1 for the following reasons:

Our Board believes that strong corporate governance practices, including director independence standards, contribute to superior results in creating and maintaining shareholder value. Under our director independence standards, which are consistent with applicable securities laws and regulations, an employee representative would not be independent and could not be a member of the Audit Committee, Compensation Committee or Governance Committee, which would limit the contribution an employee director could make to the Board.

Consistent with our Strategic Imperative to “Engage and invest in our people and create a sustainable future”, although an employee director’s contribution to the Board would be limited, there are a number of ways in which BCE employees are regularly engaged and provide feedback to senior management and the Board on strategic matters. We closely monitor the evolution of best practices, and the following mechanisms are regularly reviewed and improved:

•

Strategic planning – each business unit reviews its strategy with the Board twice annually. The strategic plans are developed with input from, and implemented by, employees from across the business unit.

•

Committee reporting – the Compensation Committee mandate includes oversight responsibilities relating to BCE’s workplace policies and practices. The Compensation Committee and the Board regularly receive reports on employee specific issues, including diversity, equity and inclusion, health and safety, workplace violence and mental health.

•

Team survey – one of the tools senior leadership and the Board uses to increase employee engagement is the annual Team Survey, the results of which are reviewed by the Board each year. As described further in BCE’s Corporate Responsibility Report, available at BCE.ca 85% of team members participated in the survey in 2021. The overall engagement score was 76%, with 80% of team members reporting that they are proud to work for Bell, 81% pleased to see how their individual work contributes to the company’s success and 80% confident in the future success of Bell.

•

Employee consultations on specific topics – over the past year, team member surveys on specific topics such as the response to Covid-19 and the future of work at Bell have allowed senior leadership and the Board to better understand employee values in these areas, and which has informed decision making.

•

Employment Equity Consultations – as part of our effort to continuously improve our diversity, equity and inclusion strategy, we consult annually with team members of various underrepresented groups. In 2021 we launched Brave Space Discussion Sessions, which provide a safe and open space for employees to share and process feelings, talk about positive ways to cope, discuss lived experiences with discrimination, systemic racism, identify opportunities for Bell, and more. Feedback is shared with senior leaders and included in our future strategies.

•

CEO outreach – the President and CEO regularly interacts directly with employee led networks, such as Black Professionals at Bell, Women at Bell and Pride at Bell, and with employees in small group settings across all levels of the organization, as well as more broadly through Team Member Roadshows.

•

Union committees – Bell has a significant unionized workforce, with representation from multiple unions. The governance structure at BCE supports input from employees with representation on various committees, including Health & Safety Committees and other joint labour relations committees where any employee issues can be discussed.

For these reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal.

(1)	Andreas KOKKINIS and Konstantinos SERGAKIS, “A flexible model for efficient employee participation in UK companies”, (2020) 20-2 J. Corp. Law Stud. 453-493, DOI: 10.1080/14735970.2020.1735161

(2)	Financial Reporting Council – 2018 – The UK Corporate Governance Code https://www.frc.org.uk/getattachment/88bd8c45-50ea-4841-95b0-d2f4f48069a2/2018-UK-Corporate-Governance-Code-FINAL.PDF

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13 Schedule A – Shareholder proposals

PROPOSAL NO. 2 – BECOME A “BENEFIT COMPANY”

It is proposed that the corporation analyze the possibility of becoming a benefit company and report on this to the shareholders at the next annual meeting.

Since 2002, corporations are accountable for their contribution to society in terms not only of economic performance, but also social and environmental performance. Twenty years later, corporations must push further their commitment to inclusive, ecological and sustainable prosperity by analyzing the possibility of becoming a benefit company, as the Business Development Bank of Canada (BDC) has already done by adjusting its internal by-laws. “Introduced in the State of Maryland in 2010, and now adopted in 36 U.S. states (1),” in British Columbia (2) and provided for by Bill 797 (3), the benefit company is characterized by the following (4):

1.	The purpose of the Company shall include, […] the creation of a positive impact on society and the environment, taken as a whole, from the business and operations of the Company […]

2.

The Directors shall, when deciding what is in the best interests of the corporation, consider the short-term and the long-term interests of the corporation and the interests of the corporation’s shareholders, employees, suppliers, creditors and consumers, as well as the government, the environment, and the community and society in which the corporation operates (the “Stakeholders”), to inform their decisions.

3.

In discharging his or her duties, and in determining what is in the best interests of the corporation, each director shall consider all of the Stakeholders (defined above) but shall not be required to regard the interests of any particular Stakeholder as determinative. [… 4… 5.]

Professor Henry Mintzberg (McGill) said that “Successful corporate social responsibility initiatives will never match or remedy the effects of corporate social irresponsibility.” (5) The benefit company makes it possible to enshrine, in the corporation’s statutes, its commitment to working in the general interest of the public and to report on the impact of its actions on all stakeholders.

The Board of Directors recommends that shareholders vote AGAINST Proposal No. 2 for the following reasons:

BCE has considered the possibility of amending its articles and becoming a benefit company, and has decided against it because it would not generate additional value for stakeholders and would impact the agility required to adapt to the rapidly evolving ESG principles.

Our corporate purpose to advance how Canadians connect with each other and the world already reflects our approach that considers all stakeholders in our business decisions (employees, customers, investors, civil society and governments).

Our purpose is supported by our 6 Strategic Imperatives that each include significant ESG priorities. In addition, in 2022 we broadened one of our imperatives as follows: “Engage and invest in our people” became “Engage and invest in our people and create a sustainable future” to further embed ESG within our corporate strategy.

We insist on this approach not only because it is the right thing to do, but also because we strongly believe that Bell’s ESG actions provide significant societal and environmental benefits that enable Bell to improve operational performance, attract and retain talent, increase access to capital and proactively manage risks.

Our ESG strategy therefore generates positive returns for our shareholders as well as for all other stakeholders.

The BCE Board of Directors has been adhering to global sustainability principles since 2006 when the BCE Board adopted a resolution to support the United Nations Global Compact Principles. The Governance Committee is responsible for overseeing the company’s ESG strategy and disclosure.

We continuously measure and report on our progress in increasing environmental sustainability, achieving a diverse and inclusive workplace, leading data governance and protection, and contributing to stronger and healthier communities. BCE’s Corporate Responsibility Report, available at BCE.ca, demonstrates our leadership on actions and includes extensive disclosures on our continued progress.

Finally, in 2021 we launched our Bell for Better platform to further demonstrate our ESG leadership and encourage others to also raise the bar. With our connectivity commitments in remote communities and the largest cities, as well as investments in mental health initiatives, environmental sustainability, and an engaged workplace, we look to create a thriving, prosperous and more connected world.

For these reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal.

(1)	OSLER, HOSKIN & HARCOURT, “B.C.’s new legislation on benefit companies”, Osler, Hoskin & Harcourt LLP (June 17, 2020) B.C.’s new legislation on benefit companies (osler.com)

(2)	“Bill M 209 - 2019: Business Corporations Amendment Act (No. 2), 2019” (May 15, 2019) https://www.bclaws.gov.bc.ca/civix/document/id/bills/billsprevious/4th41st:m209-3

(3)

“Bill 797, An Act to amend the Business Corporations Act to include benefit corporations – Assemblée nationale du Québec. http://assnat.qc.ca/en/travaux-parlementaires/projets-loi/projet-loi-797-42-1.html

(4)	“Canada - Corporation - No. | Certified B Corporation https://bcorporation.net/canada-corporation-no

(5)	Craig RYAN, “The future is here: How B Corps are transforming corporate social responsibility” BDC.ca (September 13, 2020)
https://www.bdc.ca/fr/articles-outils/blogue/l-avenir-c-est-maintenant-b-corps-transforment-responsabilite-sociale-d-entreprise

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13 Schedule A – Shareholder proposals

PROPOSAL NO. 3 – FRENCH, AN OFFICIAL LANGUAGE

It is proposed that the language of the Company be French, the language of work in Québec, including at annual meetings. Its official status must be expressly written in the Company’s letters.

The Company’s head office is in Québec, a French-speaking state.

The state of Québec has existed for over 400 years. Also, the official language of Québec is French.

Québec is the only French-speaking state in America.

The language of a people is its most essential fundamental attribute, an existential attribute.

The diversity of the world cannot in any way be reduced to issues strictly related to the biological nature of natural persons or to arbitration of individual privileges.

The diversity of the world is, first of all, a collective issue based primarily on the culture of peoples.

The people of Québec, through its territorial state and public institutions, starting with its national assembly, constitution and charters, ensure the protection of linguistic diversity in the world by rigorously protecting the collective and public character of its language. The spirit of the Act is clear (1), including that of the reforms of Federal (2) and Québec (3) Laws.

The respect for and promotion of this attribute of global diversity is inter alia a matter of social responsibility for all companies.

This is in the interest of all stakeholders, starting with the entire community, from all origins.

Sustainable development and long-term performance cannot be imagined otherwise.

It is the duty of society to act with scrupulous respect for these sacred principles.

It is also perfectly doable to do business anywhere in the world with a head office that works in the language of the state where it is located. (4)

For example, the Annual General Meeting of Shareholders (“AGM”) of Samsung (5) (Suwon) is in Korean, the AGM of Heineken (6) (Amsterdam) is in Dutch, the AGM of Nissan (7) (Yokohama) is in Japanese, the AGM of Foxconn (8) (Taiwan) is in Mandarin, the AGM of Volkswagen (9) (Wolfsburg) is in German and the AGMs of L’Oréal (10) (Clichy), Danone (11) (Paris), Christian Dior (12) (Paris) and LVMH (13) (Paris) are in French. The content is translated into other languages. The principle is simple and clear.

The French language is not a choice. It is the collective instrument for communicating. Moreover, for foreign languages, there is translation, simultaneous or not.

French is our common language.

It is a collective issue of fairness, justice and dignity. A national issue.

The Board of Directors recommends that shareholders vote AGAINST Proposal No. 3 for the following reasons:

While Bell is headquartered in Québec, Bell is also present in all provinces across the country, provides products and services to diverse customers in French and English, and has international business partners. Our shareholders meetings are conducted in French and English, with instant translation for participants, and company-wide, we operate in French and English.

Bell complies with the requirements of the Charter of the French language. Bell holds a francization certificate and is proud to have been one of the first companies in Québec to obtain such a certificate, in 1981.

Bell’s francization committee is made up of members representing different business units and levels and meets monthly to discuss francization matters in the company in order to advance the use of French, both in terms of our work and our customer experience. We are working with the Office québécois de la langue française (OQLF) to ensure French is the language of work, commerce and business in Québec.

Bell also provides a Language Diversity Program to support communication between team members, help us serve our customers better, and provide a personal and professional advantage. We additionally share resources available to help team members improve a second language.

As of 2022, we have also included International Francophonie Day, observed within the UNESCO, the Assemblée parlementaire de la francophonie and the International Organization of La Francophonie Languages, into our inclusion calendar and will be creating even greater insight and awareness across the organization around the importance of the French language and language diversity through communications and events.

For these reasons, the Board of Directors recommends that shareholders vote AGAINST this proposal.

(1)	“La Charte de la langue française : une entrave [...]” http://hdl.handle.net/11143/10216 [available in French only]

(2)	Bill C-32 https://parl.ca/DocumentViewer/en/43-2/bill/C-32/first-reading English and French: Towards a substantive equality […]
https://www.canada.ca/en/canadian-heritage/corporate/publications/general-publications/equality-official-languages.html#shr-pg0

(3)	Bill 96 http://assnat.qc.ca/fr/travaux-parlementaires/projets-loi/projet-loi-96-42-1.html

(4)	“Comment se conclut un « deal » en français? […]” http://collections.banq.qc.ca/ark:/52327/1832243 [available in French only]

(5)	Samsung’s 2021 AGM https://www.youtube.com/watch?v=v8l9iOOv58A

(6)	Heineken’s 2021 AGM https://www.theheinekencompany.com/sites/theheinekencompany/files/Downloads/PDF/AGM%202021/20210609%20Heineken%20N.V.%20Notulen%20AvA.pdf

(7)	Nissan’s 2021 AGM https://www.youtube.com/watch?v=OS9Sm3Rgt9k

(8)	Foxconn’ 2021 AGM https://www.youtube.com/watch?v=pPNJ37Rt3Q0

(9)	Volkswagen’s 2021 AGM https://www.volkswagenag.com/de/InvestorRelations/annual-general-meeting.html

(10)	L’ORÉAL’s 2021 AGM https://www.loreal-finance.com/fr/assemblee-generale-2021

(11)	DANONE’s 2021 AGM https://www.danone.com/fr/investor-relations/shareholders/shareholders-meeting.html

(12)	Christian DIOR’s 2021 AGM https://voda.akamaized.net/dior/1520614_605ded3e38389/

(13)	LVMH’s 2021 AGM https://www.lvmh.fr/actionnaires/agenda/assemblee-generale-2021/

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13 Schedule A – Shareholder proposals

Following discussions with BCE, MÉDAC agreed that the following two proposals would not be submitted for a shareholder vote. As requested by MÉDAC, the full text of each proposal and supporting comments are set out in italics below (translation from the original proposals submitted by MÉDAC in French), as well as the Board’s comments with respect to each proposal.

WITHDRAWN PROPOSAL NO. A – FEMALE MANAGERS: PROMOTIONS AND ADVANCEMENT

It is proposed that the corporation publish annually, in the form it deems appropriate, a report on the representation of women in management positions from the bottom level to the top level, immediately under the CEO.

The pandemic has completely disrupted our economy and our various workplaces. The crisis has particularly affected women, with millions of women having to leave their jobs, opt for part-time work or simply being laid off, given the nature of their work or the economic sector in which they were working. Businesses are therefore left with far fewer women in management positions or in the process of becoming managers in the future. This will only exacerbate a situation that already existed. According to a McKinsey (1) study, while women made up 50% of front-line employees in the organizations surveyed, women made up only 31% of vice-president positions and 14% of CEO positions, as the graph below illustrates.

In particular, there are measures to “to help women lessen the career and financial impacts of unpaid parental leave and part-time work” (2), since women are still more likely than men to encounter such a work situation, which constitutes obstacles to their advancement.

Companies cannot take the risk of losing even more women in management positions. The report proposed here will provide an overview of the situation at these various levels, encourage senior management to set gender diversity targets for each level, and inform all stakeholders of the strategies that will be put in place to ensure a strong recovery, especially after the health crisis.

The Board of Directors’ comments with regard to this withdrawn proposal are as follows:

Our 2021 Corporate Responsibility Report, available at BCE.ca, includes enhanced gender diversity disclosure, including gender diversity at additional levels.

Targets have been established and published for representation in executive positions VP+ (35% gender diverse) and Board of Directors (35% gender diverse). Targets have also been established for representation in other levels within BCE. Senior leaders report on their business unit’s scorecard and progress is reported to the Compensation Committee as part of the Committee’s Diversity, Equity & Inclusion mandate. Senior leaders regularly review representation and metrics are included in our annual Employment Equity submission which looks at representation of four designated groups, women, Indigenous people, persons with disabilities and visible minorities.

Diversity equity and inclusion is one of three key pillars of the BCE team culture; “At Bell, everyone belongs.” Strategically, we focus on making our senior leadership team more representative of our overall employee population through focused talent management strategies and best-in-class development programs for high-potential leaders. This includes mentorship, sponsorship and succession programs.

Our Bell Workways program provides flexibility so team members are supported in their work and well-being. The program includes full or part time remote work depending on role, flexible start and end times, and other flexible work options like additional time off, discretionary leaves or a reduced work week. BCE also offers a generous benefits program which now includes unlimited mental health coverage for eligible team members and their families.

Bell is a signatory of the Catalyst Accord 2022 and member of the 30% Club, which aim to increase the proportion of women serving on Canadian corporate boards to at least 30%. Bell is partnered with a number of leading women-focused organizations including Catalyst, Women in Communications and Technology and The WIT Network. These organizations provide resources, education, mentoring, networking and practical advice to empower women to build and grow their careers and pursue ambitions.

Bell’s commitment to gender equity in the workplace is continuously recognized by Women in Governance, an organization supporting women in leadership development, career advancement and board governance. Bell received the Gold Parity Certification following an assessment of our progress on gender parity and the effectiveness of systemic enablers including governance, data analysis, talent development and leadership.

(1)	The Present and Future of Women at Work in Canada https://www.mckinsey.com/~/media/mckinsey/featured%20insights/gender%20equalitythe%20present%20and%20future%20of%20women%20at%20work%20in%
20canada/20190602-women-matter-2019-vf.pdf

(2)	Ibid., see Australian company Aurizon’s Shared Care program, among other examples.

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13 Schedule A – Shareholder proposals

WITHDRAWN PROPOSAL NO. B – CARBON NEUTRAL OPERATIONS AND SUPPLIERS

It is proposed that the corporation specify the actions it is taking with its suppliers to ensure that they adhere to concrete carbon neutrality objectives.

In a press release issued last March (1) you made a commitment to become carbon neutral in all your activities by 2025.

While we recognize the importance of such a commitment, we know that corporations are addressing scope 1 emissions, such as those emitted directly from their operations, and scope 2 emissions, such as space heating and cooling. Scope 3 emissions, such as emissions from suppliers or users of their products, are rarely taken into account in such strategies.

The objective of this proposal is to invite you to disclose the actions you are taking with your various suppliers to encourage them to reduce their carbon footprint and become carbon neutral. These disclosures could take the form of those you present in your Corporate Responsibility Report on diversity.

Such disclosure would allow shareholders and stakeholders to better appreciate the scope of the efforts made by BCE in this regard.

The Board of Directors’ comments with regard to this withdrawn proposal are as follows:

BCE has made two climate related commitments: (1) commit to the reduction of greenhouse gas emissions by 2030 in line with the Paris Climate Agreement and the Science Based Targets (SBTi) initiative; and (2) achieve carbon neutral operations by 2025.

By committing to a Science Based Target, we are addressing supplier carbon emissions that fall under scope 3 of the greenhouse gas protocol. We have selected a hybrid approach to addressing our scope 3 emissions: (1) by targeting that 64% of our suppliers, on the basis of spend in goods and services, are themselves committed to SBTi by 2026; and (2) by targeting to reduce absolute emissions from other scope 3 categories by 42% by 2030. We intend to achieve this via a series of measures including, but not limited to, industry collaboration initiatives and contractual commitments. Additional details in that regard are available in our 2021 Corporate Responsibility Report, available at BCE.ca.

BCE has submitted its proposed targets to the SBTi in December. In the coming year, the SBTi will issue more specific guidance on what companies are required to report annually on a public basis to facilitate this process in the future. Meanwhile, BCE will follow SBTi’s guidance stating that companies should report their company-wide GHG emissions and progress against targets through annual reports, sustainability reports, the company’s website, and/or disclosure through CDP’s annual questionnaire.

(1) https://www.bce.ca/nouvelles/communiques-de-presse/voir/Bell-vise-des-activit-s-carboneutres-compter-de-2025-1

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BCE.CA